AFRICAN BANK
Investments Limited



Interim results and investment analyst presentation

for the six months ended 31 March 2008

AFRICAN BANK
Investments Limited



Investment analyst presentation

for the six months ended 31 March 2008



African Bank Investments Limited

Interim Results for the six months ended 31 March 2008

AFRICAN BANK
Investments Limited

Notes

ABIL group's purpose and strategic objectives

AFRICAN BANK
Investments Limited

- Grow the business to significant scale – target was a R25 billion advances book by 2009
- Drive down the cost of credit to customers through the enhanced scale
- Grow the retail market and widen the existing target client base
- Provide convenient access to credit products that match our customers' spending and lifestyle needs

Thereby entrenching ABIL's role as the leader in risk based credit products

2

Notes

Ellerines acquisition – meeting the strategic objectives

AFRICAN BANK Investments Limited

With effect from 8 January 2008 the ABIL group now consists of two business units:

- African Bank – being the business of ABIL prior to Ellerines
- Ellerines, consisting of;
  - Retail division
  - Financial Services division

The interim results are therefore analyzed separately in respect of the above units

3

Notes

Basis of presentation of the interim results

AFRICAN BANK Investments Limited

- African Bank encompasses six months; while
- Ellerines encompasses only three months
- Weighted number of ABIL shares in issue attributed as follows:
  - 497,2 million for African Bank, and
  - 146,5 million for Ellerines (294,7 million shares, for 3 months)
- Preliminary value sharing assumptions used to split Ellerines between Retail and Financial Services.
- Substantial adjustments to income recognition and financial definitions (Financial Services comparatives not relevant)

4

Notes

The big picture...

AFRICAN BANK Investments Limited

- Challenging credit cycle caused by market conditions and pre-NCA supply side dynamics.
- Macro economic conditions affect market segments in different ways:
  - Lower LSM segments primarily impacted by inflation, however mitigated by lagged wage increases
  - Higher LSM segments impacted by higher servicing costs on interest rate sensitive debt compounded by inflation
- Risk differentiation and price reduction strategies have allowed African Bank to continue to target growth in the medium to lower risk clients
- Tighter affordability requirements implemented across all risk groups
- Challenging short-term environment but medium to longer-term prospects still exciting

Specific initiatives being addressed to deal with the impact that the economy is having on both our clients and staff

5

Notes

Affordability of approved clients relatively steady

AFRICAN BANK Investments Limited

Average total instalment per client as percentage of net income



80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan'06
Feb'06
Mar'06
Apr'06
May'06
Jun'06
Jul'06
Aug'06
Sep'06
Oct'06
Nov'06
Dec'06
Jan'07
Feb'07
Mar'07
Apr'07
May'07
Jun'07
Jul'07
Aug'07
Sept'07
Oct'07
Nov'07
Dec'07
Jan'08
Feb'08
Mar'08
Approved
Declined

6

Notes

Group performance – in a nut shell

AFRICAN BANK Investments Limited

	6 months to 31 March 2008			31 Mar 2007
	ABIL group	African Bank	Ellerines	ABIL
Headline earnings	R805 m	R652 m	R153 m	R567m
HEPS	125,1 cps	131,1 cps	104,4 cps	114,1 cps
Weighted # of shares	643,7	497,2	146,5	497,0
Return on equity	23,1%	55,7%	6,6%	53,8%
Economic profit / (loss)	R265	R471	(R205)	R417
Dividends per share	105 cps			95 cps

7

Notes

Economic profit diluted, but medium term target of CPI plus 15% remains

AFRICAN BANK Investments Limited

R million	Average ordinary Sh's funds	Earnings	Charge for the cost of equity *	Economic profit
African Bank (6 mths)	**2 341**	**652**	**(181)**	**471**
Investment in Ellerines	**9 241**	**153**	**(358)**	**(205)**
Ellerines (3 mths)	4 706	153	(182)	(29)
Goodwill (3 mths)	4 535		(176)	(176)
Consolidated ABIL	**6 962**	**805**	**(540)**	**265**
Prior year – H1	**2 106**	**567**	**(150)**	**417**

* Cost of equity = 15,5% pa (H1 07: 14,25%)

8

Notes

Economic capital model continually being refined

AFRICAN BANK Investments Limited

R million	At 31 Mar 08	% capital required	Optimal capital	Assets at risk
Net performing advances	13 359	22,5%	3 006	13 359
NPL's (net of provisions)	1 475	33,8%	498	1 475
Property & equipment	676	20,0%	135	676
Inventories	760	25,0%	190	760
Other assets	108	20,0%	22	108
Insurance capital requirement			150	
Short term liquidity buffer	2 963	10%	296	
Optimal capital and assets at risk			**4 297**	**16 378**
Optimal capital as a % of assets at risk			26,2%	
Optimal capital as a % of risk weighted assets - 30 September 07			24,9%	

9

Notes

...resulting in surplus capital

AFRICAN BANK Investments Limited

R million	Core tier 1%	Core tier 1 (ordinary s/h equity)	Other tier 1 (prefs) & tier 2 (sub debt)	Total capital
Capital per B/S – 31 Mar 08		11 773	753	12 526
Impairments against capital:				
Goodwill and trademarks (net of tax)		(6 034)		(6 034)
Pref dividends declared		(26)		(26)
Ordinary dividends declared		(671)*		(671)
Net qualifying capital	**87%**	**5 042**	**753**	**5 795**
% assets at risk		30,8%	4,6%	35,4%
Optimal capital	70%	(3 008)	(1 289)	(4 297)
Capital surplus/(shortfall)		**2 035**	**(536)**	**1 499**

* Dividend arising from earnings for the period, excluding surplus capital release

10

Notes

Ordinary dividend of 105 cents declared

AFRICAN BANK Investments Limited

		Cents per share
Weighted number of ordinary shares in issue (millions)	643,7	
Actual number of ordinary shares in issue (net of treasury shares) (millions)	792,0	
Headline earnings for the period (R million)	**805**	
Targeted ordinary dividend cover (times)	1,2	
Ordinary dividend from the earnings for the period (R million)	671	85
Ordinary dividend from surplus capital released (R million)	161	20
Total ordinary dividends (R million)	**832**	**105**
Effective dividend cover (times)	**1,0**	

11

Notes

Overview of the African Bank business unit's results

AFRICAN BANK


AFRICAN BANK
VISA

Notes

Strategic update: Growing the business to scale

AFRICAN BANK

- Price reduction and risk differentiation strategies are facilitating strong growth momentum
- Operating cost and weighted average cost of capital (WACC) efficiencies are being passed onto customers, creating further growth momentum
- Total income yield fell by 6% whilst gross advances grew by 47%, combining to lift total income from operations by 28%
- Gross advances of R13.3 billion – 30% CAGR over 3 yrs
- The integration of Ellerines financial services activities will provide a quantum leap towards achieving scale

13

Notes

Strategic update: Delivering greater value to customers

AFRICAN BANK

- Price and risk differentiation allows tailored credit offers and products
- Significantly greater utility offered to lower risk customers
  - In 2005 a lower risk client would get R7,500 for a R500 pm instalment
  - In 2008 the same client can now get R17,500 for a R500 pm instalment
- Improved brand positioning and distribution footprint
- Credit card growing to scale with 213k cards in issue - additional features and benefits added
- Continued focus on client service levels and convenience
- Moving from a loan sales model to a more holistic client relationship with credit solutions and services to match clients needs

14

Notes

Steady growth in earnings and economic profit, albeit slower than previous periods...

AFRICAN BANK

Headline earnings per share up 15%
(CAGR 17.3%)



300
250
200
150
100
50
0
cents
92.4
69.2
114.0
87.5
126.6
96.7
154.3
114.1
131.1
2004
2005
2006
2007
2008
H1
H2

Economic profit up 13%
(CAGR 33.6%)



1200
1000
800
600
400
200
0
cents
249
148
367
235
460
348
587
417
471
2004
2005
2006
2007
2008
H1
H2

15

Notes

RoA falls in line with strategy whilst improved gearing maintains RoE levels

AFRICAN BANK

Return on assets of 10,2%



14
12
10
8
6
4
2
0
%
10.5
11.3
12.7
12.7
10.2
H1 04
H1 05
H1 06
H1 07
H1 08

Return on equity of 55,7%



60
50
40
30
20
10
0
%
27.4
33.7
49.1
53.8
55.7
H1 04
H1 05
H1 06
H1 07
H1 08

16

Notes

Return on assets and return on equity model

AFRICAN BANK

R million	6 months to 31 Mar 2008	6 months to 31 Mar 2007		6 months to 31 Mar 2008	6 months to 31 Mar 2007
Total income	**2,712**	2,120	Total income yield	**43.8%**	**49.8%**
Charge for credit losses	**(666)**	(396)		(10.7%)	(9.3%)
Operating expenses	**(630)**	(574)		(10.2%)	(13.5%)
Net financing costs (incl pref div)	**(390)**	(213)		(6.3%)	(5.0%)
Taxation	**(374)**	(370)		(6.0%)	(8.7%)
Total charges against income	**(2,060)**	(1,553)	Total charges	**(33.2%)**	**(36.5%)**
Headline earnings	**652**	567	Return on advances	**10.5%**	**13.3%**
				97.0%	95.6%
Average gross advances	**12,396**	8,520	Return on Assets	**10.2%**	**12.7%**
				multiply	*multiply*
Average total assets	**12,781**	8,912	Gearing	**5.5**	**4.2**
				equals	*equals*
Ave ordinary s/holders' equity	**2,341**	2,106	Return on equity	**55.7%**	**53.8%**

17

Notes

Key performance drivers – exceeded expectation except for bad debts…

AFRICAN BANK

Objective	Original 2008 target	Actual	Revised 2008 target
Sales growth	20% - 25%	40%	28% - 33%
Advances growth	30% - 35%	47%	38% - 43%
Decline in yield on advances	5%	6%	6%
Cost to advances	10%	10,2%	9%
Bad debt to advances	8,5% - 9,5%	10,7%	10%

18

Notes

Sales growth momentum continues...

AFRICAN BANK

R million	% change	6 mths to 31 Mar 08	6 mths to 31 Mar 07	12 mths to 30 Sep 07
Sales of new loans	40%	4,726	3,369	7,118



Monthly sales history
1,000
900
800
700
600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2005
2006
2007
2008

19

Notes

...combined with a continuing shift to lower risk clients...

AFRICAN BANK

Debit order sales by risk grouping



300
250
200
150
100
50
0
R million
High
Medium
Low
Mar 2005
Mar 2006
Mar 2007
Sept 2007
Mar 2008

20

Notes

Cost efficiencies allow price reductions whilst appetite for risk remains intact…

AFRICAN BANK

Total income yield vs bad debt + operating costs



35%
30%
25%
20%
15%
10%
5%
0%
60%
50%
40%
30%
20%
10%
0%
% of avg advances
23.9%
25.5%
22.8%
20.9%
16.5%
15.6%
16.8%
13.5%
10.2%
9.0%
7.5%
H1 2005
H1 2006
H1 2007
H1 2008
Medium-term target
Bad debt to advances
Cost to advances
Total income yield(RHS)

21

Notes

Operating cost efficiency improves as advances growth accelerates

AFRICAN BANK

Operating costs vs gross advances



1 200
1 000
800
600
400
200
14
12
10
8
6
4
2
0
R million
R billions
508
483
578
574
630
2004
2005
2006
2007
2008
H1 Operating costs
H1 Gross advances (RHS)

22

Notes

Asset quality and income statement charge for bad debts

AFRICAN BANK

R million	31 Mar 2008	% change	30 Sep 2007	% change	31 Mar 2007
Performing	9,833	25%	7,886	20%	6,561
Non-performing	3,491	16%	3,004	20%	2,499
Gross advances	13,324	22%	10,890	20%	9,060
Total impairment provisions	2,202	16%	1,892	18%	1,602
NPLs as a % of gross advances	26.2%		27.6%		27.6%
NPL coverage	63.1%		63.0%		64.1%

	6 mths H1 2008	12 mths 2007	6 mths H1 2007
Impairment provisions raised	767	1,016	483
Bad debts recovered	(101)	(193)	(87)
Income statement charge for bad debts	666	823	396
Bad debt charge to ave gross advances	10.7%	8.9%	9.3%
Bad debt write-offs to ave gross advances	7.4%	5.9%	7.4%

23

Notes

…while latest vintages well within group's risk appetite

AFRICAN BANK



20%
16%
12%
8%
4%
0%
Outstanding repayable of NPL over total original repayable
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Months on book
Jan-07
Feb-07
Mar-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07

24

Notes

A focused view of the latest vintage – post June 2007 tracking lower…

AFRICAN BANK



16%
12%
8%
4%
0%
Outstanding repayable of NPL over total original repayable
4
5
6
7
8
9
10
11
12
Months on book
Trend line
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07

25

Notes

Strong inflow of new funding and liquidity position remains robust

AFRICAN BANK

R million	Unaudited 31 Mar 2008	% Change	Audited 30 Sep 2007	% Change	Unaudited 31 Mar 2007
Total cash reserves	2,466	-6%	2,629	39%	1,898
Long term funding	8,839		7,400		5315
Short-term funding	1,568		808		1016
Total funding	10,407	27%	8,208	30%	6,331



New funding raised
6 000
5 000
4 000
3 000
2 000
1 000
R million
1 013
500
513
2 166
1 050
1 116
5 138
300
1 050
3 788
3 401
1 000
2 401
2005
2006
2007
H1 2008
Subordinated bonds
Bonds
Institutional deposits

26

Notes

Ellerines business unit



Notes

Ellerines' at acquisition adjustments to align accounting policies

- Advances no longer include capitalised insurance and origination fees
- Interest, fees and insurance recognised on a constant yield to maturity over term of loan
- NPL's reflect capital at risk (and not only arrear instalments)
- Provisions based on higher discount rate applied to future expected cashflows & recognise impairments earlier
- Ellerines vintages produced for the first time
- Fair value adjustments of R187 million effected

28

Notes

Results for the 3 months to 31 March 2008

Headline earnings of R153 million (104.4 cents per share, based on weighted shares)

Retail generated a R73 million loss

- Sales of merchandise 4% lower at R1 045 billion
- Gross margins down 3,8% to 42,6% as a result of price cuts and competitive repositioning
- Operating costs 8,2% higher

Financial services generated a R226 million profit

- Advances at R5 268 million remain relatively flat
- Financial services' yield as a percentage of ave advances of 53,5%
- Bad debt charge as a percentage of average advances of 11,4% (18,2% before fair value adjustment release).

29

Notes

A cyclical business...

Sale of merchandise



800
700
600
500
400
300
200
100
0
R million
Sep 04
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08
Acquisition of the Relyant Retail group
Post acquisition period included in ABIL's results

With previous acquisitions adding slightly to the sales base

30

Notes

Retail operating cycle

Gross margins vs operating costs – Retail division only



R million
350
300
250
200
150
100
50
0
Oct 06
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 07
Gross margin
Retail operating costs

This builds the business case for a reduction in the cost base

31

Notes

At acquisition provision adjustment will minimise historic impact on future bad debt charges

Vintage graph – Ellerines (more than 3 missed instalments)



Outstanding repayable of NPL over total original repayable
20%
16%
12%
8%
4%
0%
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Months on book
200610
200611
200612
200701
200702
200703
200704
200705
200706
200707
200708
200709
200710

32

Notes

Tactical interventions...

Retail division:

- Implement immediate cost reduction initiatives
- Reduced product pricing
- Benchmarked Ellerines to local and international retailers

Financial Services division:

- Implemented immediate risk reduction strategies
- Conducted compliance reviews for NCA, FAIS and insurance
- Aligned advances and asset quality definitions and income recognition practices with African Bank
- Revised credit scoring models and limits

33

Notes

Strategic analysis

Retail division:

- Introduced new operational benchmarks within Ellerines
- Developed demand and supply side models and market growth predictors
- Developed market segmentation analysis to identify opportunities
- Commenced brand review to enable the reduction of the number of brands
- Reviewed organisational design and collapse two of the four divisional structures
- Started implementation of the Wetherlys/Osiers and Dial a Bed/Mattress Factory mergers
- Initiated supply chain, distribution and logistics reviews

Financial Services:

- Reviewed and adjusted provisions
- Transferred African Bank management resources to credit and collections
- Reduced pricing, dropped insurance rates and extended term for low risk clients

34

Notes

Conclusions to date…

- Market has been artificially constrained (9% p a CAGR over 3yrs)
- Cluttered by numerous undifferentiated brands
- Competitors have outperformed Ellerines on significant key measures
- Ellerines' cost base is too high and inefficient as a result of being:
  - Overbranded
  - Overstructured, and
  - Overstored (too many and too large)
- Credit provision is undifferentiated and expensive

In conclusion: Ellerines has been financial services focused and credit led instead of being market focused and merchandise led!

35

Notes

Key themes that are receiving attention in the Retail division

- Reduce the cost base: brands, stores and operational structures
- Develop a portfolio of unique client focused, dominant & differentiated critical mass brands
- Optimise the branch footprint / network
- Optimise the supply chain, logistics and distribution
- Enhance the relevant retail skills base:
  - Merchandise
  - Sales and operations
  - Leadership
- Improve the organisational design

36

Notes

Retail division: return on sales model – with medium term targets for the division

	3 months to 31 Mar 08	12 months to 31 Aug 07	Medium term targets
Sales /sales	100%	100%	R9bn – R10bn p.a
Cost of sales/sales	(57,4%)	(55,3%)	
Gross margin	**42,6%**	**44,7%**	
Non-interest income/sales	7,6%	8,1%	
Operating cost / sales	(60,4%)	(43,6%)	30% - 35%
Operating margin	**(10,2%)**	**9,2%**	
Financing costs/sales	0,6%	0,5%	
Taxation/sales	2,7%	(2,7%)	
Return on sales (RoS)	**(7,0%)**	**7,0%**	**>10%**

37

Notes

Key themes for the Financial Services division

- Develop a risk differentiated, credit offering
- Reduce the cost of credit for customers and extend term
- Plan for the separation of financial services from the retail business and prepare for the migration of the former into African Bank. Integration priority plan – one key focus:

Introduce competitive credit products so as to enable customers to purchase goods on the best possible terms

38

Notes

Financial Services division's medium term objectives

Financial Services	Ellerines 3 mths to 31 Mar 08	African Bank 6 mths to 31 Mar 08	Ellerines Medium term target
Credit sales to total sales	47,4%		70%
Total income yield on average advances	53,5%	43,8%	< 40%
Bad debt to average advances	(11,4%)	(10,7%)	10%
Cost to average advances	(16,4%)	(10,2)	7,5%
Return on assets (RoA)	15,7%	10,2%	10,0%
Gearing	1,7 times	5,5 times	
Return on equity	26,6%	55,7%	

39

Notes

ABIL's strategic intent (over the next 3 to 5 years)

AFRICAN BANK Investments Limited

Dominate its chosen markets by translating scale to great customer value

For African Bank this means:

Doubling the size of its business, as measured by advances, and driving it's RoA down to below 10% (including the incorporation of the credit activities of Ellerines).

For Ellerines this means:

Doubling the size of its business (as a pure retailer), as measured by sales, and driving it's RoS to over 10%.

40

Notes

ABIL group's medium term objectives remain intact....

AFRICAN BANK Investments Limited

Objective	Medium-term targets
Economic profit growth	Consumer price inflation (CPI) + 15%
Optimise weighted average cost of capital	Maintain optimal capital levels per internal economic capital model
Ordinary dividend cover	1,1 – 1,3 times

41

Notes

Thank You

Notes

Structure and content of interim report

As African Bank Investments Limited (ABIL) has acquired the Ellerines group with effect from January 2008, these interim results for the period ending 31 March 2008 will be reported on the following segmented basis:

- The **African Bank** business unit, being the ABIL business prior to the Ellerines acquisition;
- The **Ellerines** business unit, consisting of the retail and financial services operations emanating from the Ellerines group of companies; and
- **ABIL** group results, incorporating the results for the six months from the African Bank business unit and three months from the Ellerines business unit.

The prior year comparative figures are those disclosed by ABIL previously, and do not include comparatives relating to the acquired Ellerines business unit.

The shares in issue have been segmented for each business unit in order to facilitate accurate reporting. The number of shares used for the African Bank business unit has been calculated on the original number of ABIL shares in issue prior to the Ellerines acquisition. The number of shares used in the Ellerines business is the ABIL shares issued to acquire Ellerines, being 294,7 million weighted for the three month period equalling 146,5 million ABIL ordinary shares.

ABIL intends to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, and at the same time, offering a quality retail product powered by an affordable credit proposition.

African Bank Investments Limited
Consolidated unaudited group results

for the six months ended 31 March 2008

African Bank Investments Limited
Financial highlights

for the six months ended 31 March 2008

		% change from Mar 2007	ABIL consolidated unaudited 6 months to 31 Mar 2008	Ellerines unaudited 3 months to 31 Mar 2008	African Bank unaudited 6 months to 31 Mar 2008	ABIL consolidated unaudited 6 months to 31 Mar 2007
Key shareholder ratios						
Profit for the period	R million	41	828	153	675	587
Basic earnings attributable to ordinary shareholders	R million	42	805	153	652	567
Basic earnings per share	cents	10	125,1	104,4	131,1	114,1
Fully diluted basic earnings per share	cents	10	125,0	104,4	131,1	114,0
Headline earnings	R million	42	805	153	652	567
Headline earnings per share	cents	10	125,1	104,4	131,1	114,1
Fully diluted headline earnings per share	cents	10	125,0	104,4	131,1	114,0
Number of ordinary shares in issue (net of treasury shares)	million	59	792,0	294,7	497,3	497,1
Weighted number of ordinary shares in issue	million	30	643,7	146,5	497,2	497,0
Fully diluted number of ordinary shares in issue	million	29	643,9	146,5	497,3	497,4
Number of preference shares in issue	million		5,0			5,0
Average ordinary shareholders' equity	R million	231	6 962	9 241	2 341	2 106
Return on equity	%		23,1	6,6	55,7	53,8
Economic profit/(loss)	R million	(36)	265	(205)	471	417
Net asset value per ordinary share	cents	237	1 486,4			441,2
Tangible net asset value per ordinary share	cents	56	689,9			441,2
Dividends per ordinary share						
Interim – declared	cents	11	105			95
Final	cents		0			0
Total ordinary dividends	cents	11	105			95
Dividend cover	times		1,0			1,2
Dividends per preference share						
Interim – declared	cents	22	525			430
Final	cents		0			0
Total preference dividends	cents	22	525			430

African Bank Investments Limited
Overview

The ABIL group's strategic objectives

During the course of the last few years, ABIL set the following strategic objectives:

- Grow the business to significant scale, and in this regard an advances book target of R25 billion was set;
- Use this enhanced scale of the business to significantly drive down the cost of credit to our customers;
- Grow and widen the existing target client base;
- Offer existing and potential clients more convenient access to credit products that match their spending and lifestyle needs, whilst being more affordable than other credit providers; and
- Entrench ABIL's role as the leading pioneer of risk based credit products in South Africa.

With this in mind, ABIL identified the furniture and appliance credit retail market as the best initial entry point to achieving many of these objectives, and hence ABIL made a successful bid to acquire the Ellerines group, which was concluded in January 2008.

The ABIL group now represents the combination of two business units, African Bank and Ellerines. Our immediate objectives are to enhance these individual business units' performance, whilst ensuring that they act in concert with each other so as to optimise value to ABIL shareholders.

Group results for the period ending 31 March 2008

In order to allow the required degree of analysis and comparison with prior reporting periods, the group results will be analysed in detail separately under the headings of African Bank and Ellerines.

The ABIL group generated headline earnings of R805 million for the six months ended 31 March 2008 (H1 2007: R567 million). Headline earnings per share increased by 10% to 125,1 cents (H1 2007: 114,1 cents), with the weighted number of ordinary shares in issue rising to 643,7 million after the new issue of shares as a result of the Ellerines acquisition. This period's performance was diluted by the incorporation of the Ellerines business unit for the first time, however the gross advances has increased to R18,8 billion.

The return on equity (RoE) for the period was 23,1%, considerably diluted from the 53,8% for the prior period, as a result of the R9,1 billion equity issued for the acquisition of Ellerines. On the other hand, the net asset value per share as at 31 March 2008 rose to R14,86 (H1 2007: R4,41). The return on equity will start to accelerate as economic value is created and surplus capital is dealt with.

Macro economic conditions

Higher interest rates and increasing inflation, particularly in respect of food and fuel, is exerting pressure on the ordinary citizen. As a result ABIL has initiated certain specific initiatives to help alleviate some of the effect of these forces on its staff and customers. In particular, we have made a special grant to general staff whose annual increases will occur towards the end of the calendar year. In respect of our customers, these dynamics give further impetus to the group to accelerate the reduction in the pricing of our products. The implementation of alternative debt mediation mechanisms has received heightened attention in order to assist those customers who are in financial distress.

These results have been achieved on the back of a tightening credit cycle caused by rising food and fuel prices and the pre-NCA flood of credit into the market, affecting both African Bank and Ellerines.

Underlying business units' results for the period ending 31 March 2008

The consolidated results of the ABIL group reflect the different stages that the two business units find themselves in. The African Bank business unit commenced with its price differentiation, risk segmentation and price reduction strategy three years ago. As a result, this business has experienced significant growth which, combined with cost control, has resulted in an expansion of the market it serves. On the other hand Ellerines has only just taken the first tentative step along this journey. As a result, the growth in Ellerines is more influenced by the present market dynamics and therefore its growth will only start to outpace the industry growth over the next three years as these strategies start to take effect.

The African Bank business unit

This business generated a 15% increase in headline earnings to R652 million (H1 2007: R567 million) for the six months ended 31 March 2008. This was as a result of the following key factors:

- Advances grew by 47% to R13,3 billion on the back of a reduction of yields from 49,8% to 43,8%.
- The bad debt charge as a percent of average advances increased to 10,7% breaching our medium-term target of 8,5% to 9,5%.

Overview

(continued)

- In contrast though the cost to average advances ratio fell from 13,5% to 10,2% as a result of increased efficiencies and growth in the advances book.
- The combination of these two ratios (the risk/cost efficiency ratio) fell from 22,8% to 20,9% giving further impetus to passing these benefits through to our clients via lower prices.
- The return on assets fell to 10,2% in line with our longer term target of bringing this ratio down towards 8%.
- Gearing increased from 4,2 times to 5,5 times therefore lifting the RoE from 53,8% to 55,7%.

Bringing all these factors together resulted in economic profit for the period growing by 13% to R471 million (H1 2007: R417 million) which was below our medium-term target growth rate of CPI plus 15%. The first half of the financial year historically lags the second half as a result of higher proportional costs, bad debts and the STC charge.

The Ellerines business unit

Given the significant changes in accounting policies implemented on the acquisition of Ellerines, comparatives are by and large irrelevant. The emphasis in this set of results is on establishing a base on which stakeholders will be able to model the outcomes of the unfolding business strategy. The Ellerines business unit generated headline earnings of R153 million for the three months ending 31 March 2008. The decomposition of the earnings between the two parts of the Ellerines business reveals that the Retail division generated a loss of R73 million and the Financial Services division a profit of R226 million. This result was influenced by the following:

- The period under review contains the lowest retail trading months of the calendar year.
- Credit activity was intentionally reduced given the level of risk that was taken on in the previous six months.
- Market conditions became more challenging over this period.
- These factors resulted in lower sales of R1,0 billion, down by 4% over the equivalent prior period.

The above factors were exacerbated by lower margins (down almost 4%), higher costs (up 7,7%), flat advances and the bad debt charge as a percent of average advances reaching 11,4%. Accordingly, based on its shareholders' equity, the Ellerines business unit generated an economic loss of R29 million in the three months.

Given that only three months have transpired since the acquisition of Ellerines by ABIL, and in order to assist stakeholders in evaluating the performance of this investment, we have set out explicit medium term (three to five years) performance targets for both divisions of this business unit. These targets incorporate an initial estimation of the value sharing transfer that will take place from the Financial Services division to the Retail division. The Retail division is being configured such that over the medium term it will achieve a return on sales (being profit after tax) of 10% as a pure retailer. The Financial Services part of the business will be transferred to African Bank over the next twelve to eighteen months and as such will approximate the returns generated by that business unit.

Prioritising the business integration plans

The acquisition of Ellerines has brought with it no shortage of opportunities to enable the greater group to deliver value to our customer base through this transaction. The challenge has been to ensure that ABIL focuses on delivering a few things well rather than trying to attempt too much all at the same time. As a result, the group will be rolling out the following three priorities:

- Continue to reposition the customer value proposition within African Bank;
- Invigorate Ellerines into a focused retailer given that the furniture industry has lagged GDP growth; and
- Introduce competitive credit products into Ellerines to equip them with a significant competitive advantage in order to enable customers to purchase goods on the best possible terms.

The first two aspects are dealt with more fully in the respective business unit reviews set out in this document.

The sole objective of the present integration agenda is to develop competitive credit products to support the Ellerines retail business, and to then implement these into Ellerines with a seamless link back into the African Bank systems and support functions. The Financial Services business of Ellerines will be integrated into African Bank and an economic value sharing model developed to ensure Ellerines is adequately incentivised to support the African Bank credit offering.

Economic Profit

ABIL uses Economic Profit as a key measure of performance. Economic Profit recognises a charge for the use of shareholders' equity. It has established a medium-term target of growing Economic Profit by CPI plus 15%. The equity base of the group has grown significantly on the back of the Ellerines transaction given that it was funded entirely through the issue of new ordinary shares. In order to evaluate whether a transaction has been value enhancing for shareholders it is necessary to charge the profits earned from that investment with a cost for the capital issued to acquire the investment, and to measure that over the period of time. If the return exceeds the cost of capital, economic profit will be created. The Economic Profit generated by ABIL over this period is as follows:

Economic Profit model

R million 6 months ended 31 March 2008	Number of months	Average ordinary shareholder funds	Return on equity	Cost of equity	Earnings attributable to ordinary shareholders	Charge for the cost of ,equity	Economic profit
African Bank business unit	6	2 341	55,7%	15,50%	652	(181)	471
Consolidated Ellerines business unit	3	9 241	6,6%	15,50%	153	(358)	(205)
Ellerines business unit – based on its own equity	3	4 706	13,0%	15,50%	153	(182)	(29)
Goodwill arising on acquisition – equity component	3	4 535	n/a	15,50%	0	(176)	(176)
Consolidated ABIL group	6	6 962	23,1%	15,50%	805	(540)	265
6 months ended 31 March 2007							
Consolidated ABIL group	6	2 106	53,8%	14,25%	567	(150)	417

Whilst the African Bank business unit grew its economic profit by 13% to R471 million, the Ellerines business generated a R205 million economic loss, based on the R9,1 billion equity issued for the purchase price plus average retained earnings for the period. This resulted in a net economic profit of R265 million for the period.

It is anticipated that this transaction will be dilutive to the Economic Profit generated by ABIL for the first 18 months. The medium-term target for Economic Profit growth, however, remains unchanged.

Overview

(continued)

Capital and funding management

ABIL believes that capital and funding strategies need to look beyond the scope of traditional risk management and mitigation practices or regulatory compliance. Being a bank with a narrow focus and higher risk loan profile, traditional banking benchmarks are simply not conservative enough.

The strategic objective of capital and funding management is to optimise the weighted average cost of capital (WACC) of the organisation in order to achieve a balance between a competitive customer proposition and a sustainable business model that will survive through the cycles.

ABIL uses a modified calculation of WACC, based on a return on equity hurdle as the group's cost of equity, grossed up to a pre-tax equivalent as one of the building blocks to its pricing models. Thus whilst capital and funding management have important implications for shareholder returns and credit rating optimisation, ABIL believes that of equal significance is the role that WACC plays in ensuring that the business can offer a competitive and appropriately priced suite of products to our clients.

The group's capital and funding strategy has evolved and been refined over the last five years, resulting in a steady reduction in the modified WACC, from approximately 27% in 2002 to the more optimal current levels of 16,5% and a medium-term target of 15% as the business reaches critical mass and demonstrates a long-term track record of underwriting and loan book stability.

As a result of the acquisition of Ellerines as well as the recent introduction of Basel 2, the group has undertaken a review of its internal economic capital model and made a number of refinements to reflect our view of the economic underpin of capital the group requires to ensure it remains both competitive and sustainable.

The key changes that were made to the model as set out below are as follows:

- As a result of the introduction of Basel 2, the use of risk-weighted assets is no longer relevant. However, measuring capital as a percentage of total assets is also not appropriate, due to the mix of risk based assets, risk free assets and intangible assets such as goodwill. Accordingly, we have created a new definition of "assets at risk", which includes all assets which in a stress scenario are vulnerable to an unexpected diminution in value.
- Off-balance sheet commitments, being predominantly leases, have been removed from the model as these primarily relate to short-term leases (less than three years) which are part of the normal operating expense base of the business which on a going concern basis do not require any capital underpin.
- The introduction of a capital buffer based on the liquidity profile of the funding base. Given that short-term funding is vulnerable to being repriced higher in a stressed environment, ABIL believes it appropriate to build in a capital buffer linked to the extent that the group relies on short-term funding in its liability mix.

The model (set out below) indicates an optimal level of capital for the ABIL group of R4 297 million, of which R3 008 million (70%) must be in the form of core tier 1 capital and the remaining R1 289 million contributed by other qualifying capital (preference shares and tier 2 debt). This translates into a capital to "assets at risk" ratio of 26,2%, compared to the 24,9% capital to risk weighted assets ratio as at 30 September 2007.

As at 31 March 2008, the group had a qualifying capital base (after impairments for intangible assets and dividends declared) of R5 795 million of which R5 042 million (87%) was core tier 1 equity. Consequently, there is R2 035 million in surplus core tier 1 equity (R5 042 million less R3 008 million), which could be replaced by R536 million of additional tier 2 capital and the balance in senior debt funding.

The group is working on a number of strategies that will ensure progress towards the optimisation of the capital and funding structure and remains committed to achieving this and releasing the surplus capital over the next 18 months.

ABIL group internal economic capital model

as at 31 March 2008

R million	Balance sheet as at 31 March 2008		% capital required	Optimal capital	Assets at risk
Net advances	14 834				
Net performing advances	13 359	13 359	22,5	3 006	13 359
Performing advances	13 766				
Portfolio provision (IBNR)	(127)				
Deferred administration fees	(280)				
Net non-performing advances	1 475	1 475	33,8	498	1 475
Non-performing advances	4 826				
Provision for impairments	(3 351)				
Goodwill (impaired against capital below)		5 326	n/a	0	
Intangible assets (impaired against capital below)		983	n/a	0	
Property and equipment		676	20,0	135	676
Policyholders' investments		19	0,0	0	
Deferred tax asset		609	0,0	0	
Inventories		760	25,0	190	760
Other assets		108	20,0	22	108
Taxation		87	0,0	0	
Statutory assets – bank and insurance		1 560	0,0	0	
Short-term deposits and cash		1 707	0,0	0	
Total assets		26 669			
Insurance company capital requirement				150	
Short-term funding liquidity buffer		2 963	10,0	296	
Optimal capital required vs assets at risk				4 297	16 378
Optimal capital as a % of assets at risk				26,2	

Analysis of capital	Core tier 1 %	Core tier 1 (ordinary share-holder equity)	Other tier 1 (pref shares) and tier 2 (sub debt)	Total capital
Balance per balance sheet as at 31 March 2008		11 773	753	12 526
Impairments against capital:				
Goodwill		(5 326)		(5 326)
Trademarks (after deducting deferred tax liability)		(708)		(708)
Preference dividends declared but not yet paid (excl STC)		(26)		(26)
Ordinary dividends declared but not yet paid (excl STC)		(671)*		(671)
Net qualifying capital as at 31 March 2008	87	5 042	753	5 795
% of assets at risk		30,8	4,6	35,4
Optimal capital	70	(3 008)	(1 289)	(4 297)
Capital surplus/(shortfall)		2 035	(536)	1 499

*Dividend arising from earnings for the period, excluding surplus capital released.

Overview

(continued)

A brief description of the assumptions that underpin the economic capital model are set out below:

- Capital requirements are applied to assets that are classified as "assets at risk" Assets excluded from this classification are:
  - o Goodwill and trademarks which are impaired directly off core tier 1 equity.
  - o Policyholders' investments which are matched by a back to back liability.
  - o Deferred tax and taxation assets, which all relate to short-term timing differences or actual amounts recoverable from SARS. The balance as at 31 March 2008 primarily relates to the adjustments relating to the changes in Ellerines accounting for insurance and provisions.
  - o Statutory assets, short-term deposits and cash are all invested in either government securities or high grade banks with short-term tenors and hence there is negligible economic probability of loss.
- Performing loans – the group maintains a capital underpin equivalent to 2,5 times (reduced from 2,65 times as at 30 September 2007) the average annual expected credit losses on these loans. The group has been reducing this in steps over the last few years to the targeted current level of 2,5 times.
- Non-performing loans – IAS 39 requires that all impaired loans are carried at the net present value of the expected future cashflows of these loans, discounted at the original effective rate of the loans. This implies that the future running yield from these loans based on their net carrying value will equal that of performing loans as the present value discount unwinds. However there is a higher inherent risk associated with these loans and the projection of cashflows and accordingly the level of capital for this period has been set at 1,5 times that required for performing loans (reduced from 1,75 times as at 30 September 2007).
- Other assets and property and equipment are allocated 20% capital. Retail inventories are allocated 25% capital.
- The capital requirement for insurance companies has increased due to the inclusion of the Ellerines insurance companies into the group.
- A liquidity capital buffer has been created based on 10% of all short-term funding activities (defined as less than 12 months). This capital buffer would be sufficient to absorb a 500bps increase in the rollover of this funding for a period of two years.
- At least 70% of the optimal capital must be in the form of core tier 1 equity, which is defined as ordinary shareholder funds.

The group is exploring alternative economic capital methodologies to complement and enhance its understanding of this key strategic issue. These involve building holistic stress scenarios that endure over a certain horizon and then calculating the forward financial impact of that scenario. The benefit of this approach is that it moves away from an asset-based capital model, to one that reflects on all aspects of the business affected by a stress scenario and how this plays out through the income statement (and therefore net asset value) of the business during the observation period. The group expects to complete this exercise during the second half of the year and incorporate the results into its year-end reports.

Ordinary dividends

ABIL has declared an interim ordinary dividend of 105 cents per share, up 11% on the 95 cents per share for the prior period. This set of results incorporates the Ellerines earnings for a three month period and the 294,7 million ABIL ordinary shares issued to acquire the group. Given that the resultant earnings per share is calculated using a weighted average number of shares and the dividends are declared on the enlarged actual number of shares in issue, the dividend per share of 105 cents is not directly comparable to the earnings per share of 125,1 cents.

The following table reflects the rationale used to determine the ordinary dividend for this period. Based on the group's targeted ordinary dividend cover of 1,2, an amount of R671 million (85 cents per share) would be available for distribution as a dividend for this period. This amount has been deducted from equity in the ABIL group internal economic capital model set out above, in arriving at the R2 035 million surplus capital.

ABIL has decided to release R161 million (20 cents per share) of the surplus capital, taking the total ordinary dividend to R832 million (105 cents per share) resulting in an effective dividend cover of 1,0 times.

		Cents per share
Weighted number of ordinary shares in issue (million)	643,7	
Actual number of ordinary shares in issue (net of treasury shares) (million)	792,0	
Earnings for the period (R million)	805	
Targeted ordinary dividend cover (times)	1,2	
Ordinary dividend from earnings for the period (R million)	671	85
Ordinary dividend from surplus capital released (R million)	161	20
Total ordinary dividends (R million)	832	105
Effective dividend cover (times)	1,0	

Looking ahead

ABIL intends to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, and at the same time, offering a quality retail product powered by an affordable credit proposition.

Thus key to achieving success in our strategies are:

- Continuing to drive down the cost of credit to our clients in order to make the group more competitive, increase demand for and make unsecured credit more affordable. This is achieved through continued refinement of the underwriting and risk segmentation models;
- Delivering value to the customer by providing the most competitive retail furniture proposition, being a function of price, value, quality and customer service;
- Designing a best of breed credit delivery model for the Ellerines business. A highly focused project team has been assembled to study all aspects of this challenge and their brief is to design a solution that will significantly reduce the cost of credit whilst also improving the convenience and utility of the credit offerings to Ellerines clients, and to grow the customer base through improved leverage of the group's brands and distribution footprint;
- Continuing the development and growth of the credit card product in order to take it to scale; and
- Improving levels of client service through faster turnaround, higher acceptance rates and convenient access to credit.

The group is confident that it will achieve its stated financial objectives for the 2008 financial year and its medium-term targets.

Revision of the group financial objectives

The financial objectives that ABIL set at the 2007 results announcement related to African Bank only, as the Ellerines acquisition had not yet been completed. Financial objectives have been refined for African Bank and set for Ellerines which are disclosed in the individual sections which follow.

The ABIL group's medium-term objectives still remain as follows;

Objective	Medium-term targets
Economic profit growth	Consumer price inflation (CPI) + 15%
Capital management	Maintain optimum capital levels per internal economic capital model
Ordinary dividend cover	1,1 – 1,3 times

Overview

(continued)

BEE status

The Ellerines acquisition resulted in the dilution of ABIL's BEE shareholding from 6,8% to 4,3%. In terms of the Ellerines acquisition, the total consideration to be received by the Ellerines shareholder was reduced by an amount of 11 557 109 ABIL shares. These shares were reserved and placed under the control of the ABIL board in order to facilitate a second BEE programme and remedy the dilution.

The board of ABIL has approved the second BEE transaction which will focus primarily on the Ellerines permanent employees working for the South African operations. All Ellerines employees working in South Africa, regardless of race, sex, tenure of service or seniority in the organisation, who do not participate in any share or long-term incentive plans will be given the right to subscribe for a fixed maximum number of shares at a nominal price. Over and above that, the proximity and waterfall principles as used in the original ABIL BEE programme will again apply to qualifying black individuals in order to ensure that those closest to Ellerines receive the biggest allocation of shares and discount price. Any shares not taken up by a specific class of proposed participants will be available to the next category of persons at the lower discount.

Implementation of this second BEE transaction will commence in June/July with the planned finalisation by early September 2008.

Changes to the board of directors

During the past six months, ABIL announced the following changes to its board:

- Daniel Tembe and Ramani Naidoo, chairperson of the directors' affairs committee, have retired with effect from 1 February 2008;
- Guenter Steffens, chairman of the group risk committee, will be retiring with effect from 31 May 2008;
- Nic Adams has been appointed as a non-executive director of ABIL, effective from 1 February 2008; and
- Mpho Nkeli, previously a non-executive director of Ellerine Holdings Limited, was appointed as a non-executive director of ABIL with effect from 7 March 2008.

In addition to these board changes, Craig Brighten was appointed as the ABIL group company secretary with effect from 1 February 2008.

Accounting policies

These condensed group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act (Act 61 of 1973) as amended.

The disclosures in terms of IFRS 3 paragraph 70 as required by paragraph 16 of IAS 34 have not been provided as it is considered impracticable due to the significant adjustments that arose as a result of the fair value adjustments and the realignment of the accounting policies. Please refer to the SENS announcement issued on 7 May 2008 for details of the adjustments made.

The accounting policies and methods of computation of the group are consistent with those applied in the previous year after incorporating the relevant accounting policies, as amended, that were applied by Ellerine Holdings Limited. IFRS 7 – Financial Instruments: Disclosures will be adopted this year. This standard deals with disclosures and does not have any impact on the interim results as published.

Dividend declaration

	Ordinary shares	Preference shares
Share code	ABL	ABLP
ISIN	ZAE000030060	ZAE000065215
Dividend number	15	7
Dividends per share (cash dividends)	105 cents	525 cents
Declaration date	Monday, 26 May 2008	Monday, 26 May 2008
Last date to trade cum-dividend	Friday, 6 June 2008	Friday, 6 June 2008
Shares commence trading ex-dividend	Monday, 9 June 2008	Monday, 9 June 2008
Record date	Friday, 13 June 2008	Friday, 13 June 2008
Dividend payment date	Tuesday, 17 June 2008	Tuesday, 17 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2008 and Friday, 13 June 2008, both days inclusive.

On behalf of the board

Ashley Mabogoane
Chairman

Gordon Schachat
Executive deputy chairman

Leon Kirkinis
Chief executive officer

Group income statement

for the six months ended 31 March 2008

R million		% change	ABIL consolidated unaudited 6 months to 31 Mar 2008	Ellerines unaudited 3 months to 31 Mar 2008	African Bank unaudited 6 months to 31 Mar 2008	ABIL consolidated unaudited 6 months to 31 Mar 2007	ABIL consolidated audited 12 months to 30 Sep 2007
Revenue		116	4 720	1 899	2 821	2 187	4 717
Gross margin on retail business			445	445	0	0	0
Interest income on advances		30	1 972	352	1 620	1 514	3 098
Net assurance income		188	862	306	556	299	742
Non-interest income		130	706	170	536	307	707
Income from operations		88	3 985	1 273	2 712	2 120	4 547
Charge for bad and doubtful advances		109	(826)	(160)	(666)	(396)	(823)
Risk-adjusted income from operations		83	3 159	1 113	2 046	1 724	3 724
Other interest income		101	135	26	109	67	170
Interest expense		109	(543)	(67)	(476)	(260)	(636)
Operating costs		160	(1 491)	(861)	(630)	(574)	(1 091)
Indirect taxation: VAT and RSC		(24)	(16)	0	(16)	(21)	(38)
Profit before taxation		33	1 244	211	1 033	936	2 129
Direct taxation: STC		(13)	(65)	0	(65)	(75)	(138)
Direct taxation: SA normal		28	(351)	(58)	(293)	(274)	(616)
Profit for the period		41	828	153	675	587	1 375
Reconciliation of headline earnings and per share statistics							
Profit for the period (basic earnings)		41	828	153	675	587	1 375
Preference shareholders			23	0	23	20	41
Ordinary shareholders			805	153	652	567	1 334
Basic earnings attributable to ordinary shareholders		42	805	153	652	567	1 334
Adjustments for non-headline items			0	0	0	0	0
Headline earnings		42	805	153	652	567	1 334
Number of shares in issue (net of treasury)	million		792,0	294,7	497,3	497,1	497,2
Weighted number of shares in issue	million		643,7	146,5	497,2	497,0	497,1
Fully diluted number of shares in issue	million		643,9	146,5	497,3	497,4	497,4
Basic earnings per share	cents	10	125,1	104,4	131,1	114,1	268,4
Fully diluted basic earnings per share	cents	10	125,0	104,4	131,1	114,0	268,2
Headline earnings per share	cents	10	125,1	104,4	131,1	114,1	268,4
Fully diluted headline earnings per share	cents	10	125,0	104,4	131,1	114,0	268,2
Dividends per ordinary share							
Interim – declared	cents	11	105			95	95
Final – paid	cents		0			0	130
Total ordinary dividends	cents	11	105			95	225

African Bank Investments Limited
Group balance sheet

as at 31 March 2008

R million	% change	ABIL consolidated unaudited 31 Mar 2008	ABIL consolidated unaudited 31 Mar 2007	ABIL consolidated audited 31 Sep 2007
Assets				
Goodwill		5 326	0	0
Intangible assets		983	0	0
Property and equipment	428	676	128	155
Policyholders' investments	27	19	15	15
Deferred tax asset	317	609	146	143
Inventories		760	0	0
Net advances	105	14 834	7 220	8 752
Gross advances	105	18 592	9 060	10 890
Deferred administration fees	18	(280)	(238)	(246)
Impairment provisions	117	(3 478)	(1 602)	(1 892)
Other assets	135	108	46	45
Taxation	770	87	10	13
Statutory assets – bank and insurance	166	1 560	586	668
Short-term deposits and cash	30	1 707	1 312	1 961
Total assets	182	26 669	9 463	11 752
Liabilities and equity				
Life fund reserve	(44)	19	34	16
Subordinated bonds		305	0	305
Bonds and other long-term funding	69	8 987	5 315	7 095
Short-term money market funding	54	1 568	1 016	808
Deferred tax liability		466	0	0
Other liabilities	292	1 492	381	415
Taxation	341	181	41	148
Bank overdraft		1 395	0	0
Total liabilities	112	14 413	6 787	8 787
Ordinary shareholders' equity	437	11 773	2 193	2 482
Preference shareholders' equity	0	483	483	483
Total equity (capital and reserves)	358	12 256	2 676	2 965
Total liabilities and equity	182	26 669	9 463	11 752

Segmental balance sheet

as at 31 March 2008

R million	ABIL consolidated unaudited 31 Mar 2008	Consolidation adjustments 31 Mar 2008	Ellerines unaudited 31 Mar 2008	African Bank unaudited 31 Mar 2008
Assets				
Goodwill	5 326	4 559	767	0
Intangible assets	983	0	983	0
Property and equipment	676	0	513	163
Policyholders' investments	19	0	0	19
Deferred tax asset	609	0	516	93
Inventories	760	0	760	0
Net advances	14 834	0	3 893	10 941
Gross advances	18 592	0	5 268	13 324
Deferred administration fees	(280)	0	(99)	(181)
Impairment provisions	(3 478)	0	(1 276)	(2 202)
Other assets	108	(63)	96	75
Taxation	87	0	0	87
Statutory assets – bank and insurance	1 560	0	756	804
Short-term deposits and cash	1 707	0	45	1 662
Total assets	26 669	4 496	8 329	13 844
Liabilities and equity				
Life fund reserve	19	0	0	19
Subordinated bonds	305	0	0	305
Bonds and other long-term funding	8 987	0	453	8 534
Short-term money market funding	1 568	0	0	1 568
Deferred tax liability	466	0	466	0
Other liabilities	1 492	(39)	1 145	386
Taxation	181	0	101	80
Bank overdraft	1 395	0	1 395	0
Total liabilities	14 413	(39)	3 560	10 892
Ordinary shareholders' equity	11 773	4 535	4 769	2 469
Preference shareholders' equity	483	0	0	483
Total equity (capital and reserves)	12 256	4 535	4 769	2 952
Total liabilities and equity	26 669	4 496	8 329	13 844

Group statement of changes in equity

for the six months ended 31 March 2008

R million	Ordinary shares						Preference share capital and premium	Total
	Share capital and premium	Distributable reserves	Share-based payment reserve	Treasury shares	Insurance contingency reserve	Forex translation reserve		
Balance at 30 September 2006	12	1 910	309	(24)	0	0	483	2 690
Dividends paid	0	(597)	0	0	0	0	(20)	(617)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	4	0	0	0	4
Loss incurred on group employees acquiring ABIL Employee Share Trust shares less dividends received	0	(1)	0	0	0	0	0	(1)
IFRS 2 reserve transactions (employee share options)	0	0	13	0	0	0	0	13
Profit for the period	0	567	0	0	0	0	20	587
Balance at 31 March 2007	12	1 879	322	(20)	0	0	483	2 676
Dividends paid	0	(473)	0	0	0	0	(21)	(494)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	1	0	0	0	1
Loss incurred on group employees acquiring ABIL Employee Share Trust shares less dividends received	0	0	0	0	0	0	0	0
IFRS 2 reserve transactions (employee share options)	0	0	(6)	0	0	0	0	(6)
Profit for the period	0	767	0	0	0	0	21	788
Balance at 30 September 2007	12	2 173	316	(19)	0	0	483	2 965
Issue of ordinary shares	9 139	0	0	0	0	0	0	9 139
Dividends paid	0	(647)	0	0	0	0	(23)	(670)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	4	0	0	0	4
Loss incurred on group employees acquiring ABIL Employee Share Trust shares less dividends received	0	(2)	0	0	0	0	0	(2)
IFRS 2 reserve transactions (employee share options)	0	0	(20)	0	0	0	0	(20)
Exchange differences in translating foreign operations	0	0	0	0	0	12	0	12
Transfer to insurance contingency reserve	0	(5)	0	0	5	0	0	0
Profit for the period	0	805	0	0	0	0	23	828
Balance at 31 March 2008	9 151	2 324	296	(15)	5	12	483	12 256

Notes

1. Treasury shares

		31 Mar 2008	30 Sep 2007	31 Mar 2007
Treasury shares at cost	R million	15	19	20
Number of shares held	million	0,6	0,7	0,8
Average cost per share	Rand	25,86	25,38	24,18

2. Number of ordinary shares at 31 March 2008

	Total	Weighted	Diluted
Number of shares in issue at the beginning of the year	497 911 307	497 911 307	497 911 307
Shares issued during the year	294 706 784	146 548 182	146 548 182
Treasury shares on hand	(580 154)	(742 017)	(742 017)
Dilution as a result of outstanding options	0	0	175 783
	792 037 937	643 717 472	643 893 255

Group cash flow statement

for the six months ended 31 March 2008

R million	ABIL consolidated unaudited 6 months to 31 Mar 2008	Ellerines unaudited 3 months to 31 Mar 2008	African Bank unaudited 6 months to 31 Mar 2008	ABIL consolidated unaudited 6 months to 31 Mar 2007	ABIL consolidated audited 12 months to 30 Sep 2007
Cash generated from operations	1 885	103	1 782	1 528	3 352
Cash received from lending and insurance activities and cash reserves	4 755	1 948	2 807	2 231	4 771
Recoveries on advances previously written off	111	10	101	87	193
Cash paid to funders, staff suppliers and insurance beneficiaries	(2 981)	(1 855)	(1 126)	(790)	(1 612)
(Increase)/decrease in gross advances	(2 561)	330	(2 891)	(1 647)	(3 712)
Decrease in working capital	(316)	(234)	(82)	(157)	(208)
Decrease in inventories	50	50	0	0	0
(Decrease)/increase in other assets	(27)	3	(30)	(34)	(33)
Decrease in other liabilities	(339)	(287)	(52)	(123)	(175)
Indirect and direct taxation paid	(618)	(157)	(461)	(439)	(749)
Cash inflow from equity accounted incentive transactions	1	0	1	3	3
Cash (outflow)/inflow from operating activities	(1 609)	42	(1 651)	(712)	(1 314)
Cash outflow from investing activities	(268)	(34)	(234)	(72)	(186)
Acquisition of property and equipment (to maintain operations)	(76)	(39)	(37)	(34)	(85)
Disposal of property and equipment	3	3	0	0	1
Other investing activities	(195)	2	(197)	(38)	(102)
Cash (outflow)/inflow from financing activities	1 529	0	1 529	848	2 231
Cash inflow from funding activities	2 199	0	2 199	1 465	3 342
Preference shareholders' payments and transactions	(23)	0	(23)	(20)	(41)
Ordinary shareholders' payments and transactions	(647)	0	(647)	(597)	(1 070)
(Decrease)/increase in cash and cash equivalents	(348)	8	(356)	64	731
Cash and cash equivalents at the beginning of the period	2 094	0	2 094	1 363	1 363
Cash and cash equivalents acquired on acquisition of EHL	(741)	(741)	0	0	0
Cash and cash equivalents at the end of the period	1 005	(733)	1 738	1 427	2 094
Made up as follows:					
Short-term deposits and cash	1 707	45	1 662	1 312	1 961
Bank overdraft	(1 395)	(1 395)	0	0	0
Statutory cash reserves – insurance	693	617	76	115	133
	1 005	(733)	1 738	1 427	2 094

African Bank business unit

The following section deals with the operating performance of the **African Bank business unit**, which comprises all entities in the previously reported ABIL group (excluding the recently acquired Ellerines group), and hence comparatives and trends may be viewed on a like-for-like basis. The number of shares used for earnings ratios is the original number of ABIL shares in issue prior to the new shares issued to acquire Ellerines, and shareholder equity excludes the fair value of the new shares issued and related acquisition costs.

African Bank business unit
Results at a glance

Financial performance

Key drivers of the results

- Sales of new loans grew 40% with larger loan sizes and longer average terms resulting in gross advances growing by 47%.
- Overall yields declined by 5,9% as the effect of the price reductions continues to feed through.
- Bad debt charge at 10,7% of average advances has breached the group's targeted range of 8,5% to 9,5%. It is expected that this ratio will fall below 10% for the full year.
- Operating costs increased by 10% to R630 million (H1 2007: R574 million) whilst cost to average advances falls to 10,2% for the period (H1 2007: 13,5%) due to strong growth in the advances book.
- Average cost of funding up from 9,2% to 10,2% as higher funding costs feed through.



Headline earnings per share
up 15%
Cents
300
250
200
150
100
50
0
92,4
114,0
126,6
154,3
04
05
06
07
08
H1
H2

Operational performance



Sales
R million
900
800
700
600
500
400
300
Oct 05
Apr 06
Oct 06
Apr 07
Oct 07

Sales of new loans for the six months to 31 March 2008 increased 40% to R4,7 billion (H1 2007: R3,4 billion).



Advances
R billion
14
12
10
8
6
4
2
0
6,1
6,5
7,7
10,9
04
05
06
07
08
H1
H2

Gross advances increased by 47% to R13,3 billion (H1 2007: R9,1 billion).



Total income yield
%
60
55
50
45
40
35
52,2
57,0
54,8
52,9
49,8
48,7
43,8
H1 05
H2 05
H1 06
H2 06
H1 07
H2 07
H1 08

Price reduction strategies continue to feed into the portfolio, reducing the total income yield in line with expectation.

Financial objectives for 2008

Objective	Original target for the full year 2008	Actual for interim 2008	Revised target
Sales growth	20%-25%	40%	28%-33%
Advances growth	30%-35%	47%	38%-43%
Decline in yield on advances	5%	5,9%	6%
Cost to average advances	10,0%	10,2%	9%
Bad debts to average advances	8,5%-9,5%	10,7%	10%

Return on assets of 10,2%



%
16
14
12
10
8
6
4
2
0
12,7
14,7
15,5
14,1
04
05
06
07
08
H1
H2

RoA continues to reduce as the effect of the price reduction vs volume increase strategy gains momentum.

Return on equity of 55,7%



%
70
60
50
40
30
20
10
0
35,1
46,1
61,3
66,8
04
05
06
07
08
H1
H2

Improved gearing from 4,2 times to 5,5 times, mitigates the lower RoA, resulting in a sustained RoE level.

Economic profit* up 13%



R million
1 200
1 000
800
600
400
200
0
249
367
460
587
04
05
06
07
08
H1
H2

Economic profit growth during this period falls short of targeted growth of CPI plus 15%.

*Economic profit is defined as headline earnings after deducting the cost of capital.

Operating costs



R million
1 200
1 000
800
600
400
200
0
438
468
470
517
04
05
06
07
08
H1
H2

Operating costs increased by 10% to R630 million (H1 2007: R574 million).

Bad debt vs operating costs



% of average advances
20
15
10
5
15,6
16,8
13,5
10,7
8,3
8,7
9,3
10,2
H105
H106
H107
H108
Bad debt to average advances
Cost to average advances

The reducing cost to average advances ratio allows the group to increase its risk appetite and reduce the price of credit to clients.

NPLs vs performing loans*



R million
12 000
10 000
8 000
6 000
4 000
2 000
0
24,5%
24,6%
22,9%
20,6%
21,1%
25,5%
24,6%
25,0%
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07
H2 07
H1 08
NPLs
Performing loans
NPL%

Total NPLs increased to R3,0 billion as at 31 March 2008, in line with overall advances growth trends.

*Lending books only

Comments
Strong growth in the first half achieved off a lower base – full year growth expected to slow, but still end above the original 2008 target.
Slower second half sales growth and steady loan term will slow full year growth, but still end above the original 2008 target.
Tighter affordability requirements and underwriting constraints in higher risk segments have skewed the mix in the portfolio towards lower risk segments.
Tight cost control and stronger than expected book growth will yield further benefits for the full year.
Lower vintages since June 2007 will result in a slowdown in NPLs feeding through to the collections division.

African Bank business unit
Financial highlights

for the six months ended 31 March 2008

		% change	Unaudited 6 months to 31 Mar 2008	Unaudited 6 months to 31 Mar 2007	Audited 12 months to 30 Sep 2007
Key shareholder ratios					
Profit for the period	R million	15	675	587	1 375
Basic earnings attributable to ordinary shareholders	R million	15	652	567	1 334
Basic earnings per share	cents	15	131,1	114,1	268,4
Fully diluted basic earnings per share	cents	15	131,1	114,0	268,2
Headline earnings	R million	15	652	567	1 334
Headline earnings per share	cents	15	131,1	114,1	268,4
Fully diluted headline earnings per share	cents	15	131,1	114,0	268,2
Number of ordinary shares in issue (net of treasury shares)	million		497,3	497,1	497,2
Weighted number of ordinary shares in issue	million		497,2	497,0	497,1
Fully diluted number of ordinary shares in issue	million		497,3	497,4	497,4
Number of preference shares in issue	million		5,0	5,0	5,0
Economic profit	R million	13	471	417	1 004
Performance ratios					
Total income yield on average advances	%		43,8	49,8	49,2
Bad debt expense to average advances	%		10,7	9,3	8,9
Cost to average advances	%		10,2	13,5	11,8
Cost to income	%		23,2	27,1	24,0
All-in tax rate	%		35,7	38,7	36,5
Return on assets	%		10,2	12,7	13,5
Gearing ratio			5,5	4,2	4,5
Return on equity	%		55,7	53,8	60,6
Asset and credit quality ratios					
Sales of new loans	R million	40	4 726	3 369	7 118
Gross advances	R million	47	13 324	9 060	10 890
Performing loans	R million	50	9 833	6 561	7 886
Non-performing loans (NPLs)	R million	40	3 491	2 499	3 004
Average gross advances	R million	45	12 396	8 520	9 243
Total impairment provisions (incl credit life reserves)	R million	37	2 202	1 602	1 892
NPLs to gross advances	%		26,2	27,6	27,6
Impairment provisions to gross advances	%		16,5	17,7	17,4
NPL coverage	%		63,1	64,1	63,0
Bad debt write-offs to average gross advances	%		7,4	7,4	5,9
Capital ratios					
African Bank capital adequacy	%		25,8	27,2	28,4
Tier 1	%		22,2	26,6	24,6
Tier 2	%		3,7	0,6	3,7
Funding					
Total funding (incl subordinated bonds)	R million	64	10 407	6 331	8 208
Average cost of funds	%		10,2	9,2	9,7

African Bank business unit

Overview

The African Bank business unit generated a 15% increase in headline earnings to R652 million (H1 2007: R567 million) for the six months ended 31 March 2008 against the backdrop of tougher economic conditions and a tighter credit environment.

Highlights include the continuing positive effect of price and risk differentiation as well as the overall price reduction strategies that the business has been pursuing. These resulted in strong growth in the advances book, which after the effect of the declining total income yield, lifted income from operations by 28% over the prior period. As loans become cheaper and more utility is offered through its products, African Bank has been growing its active client base by an annualised 20% over the last 18 months to reach more than 1,6 million active clients. In particular, stronger growth has been achieved in the more competitive lower risk client segments, whilst tighter affordability and underwriting constraints have been placed on higher risk client segments, which are more vulnerable to the current market conditions.

Lowlights include the increase in the bad debt charge which rose to 10,7% of average gross advances (H1 2007: 9,3%) and outside the targeted 8,5% to 9,5% range. Whilst disappointing, we believe that the increased bad debt charge in this period is primarily a result of the lagged effect of the transitional effects leading up to the introduction of the National Credit Act in June 2007 and the market dynamics, and are confident that corrective action taken will bring the charge down in the second half of the current year. In addition, the cost of funding has increased in the current period due to rising interest rates and widening credit spreads in the South African funding markets.

As a result, return on assets reduced to 10,2% (H1 2007: 12,7%), however continued improvement in capital management lifting gearing from 4,2 to 5,5 times thereby increasing the return on equity to 55,7% (H1 2007: 53,8%).

Economic profit, measured after deducting a charge for the cost of equity from headline earnings, increased by 13% to R471 million (H1 2007: R417 million), falling short during this period of the medium-term target of CPI plus 15%.

Operational performance

The drivers of the Bank's results for the six months to 31 March 2008 were:

- **Advances** – Sales increased by 40% over the prior period, which, combined with the lengthening average loan term from 27 to 33 months, resulted in advances growing by 47%. (Refer page 55)
- **Yields** – The overall yield on advances fell by 6% to 43,8% (H1 2007: 49,8%). In addition to the targeted 5% per annum price reduction strategy, the tightening of credit supply to higher risk client segments has also had a mix effect on the yields for the current period. (Refer page 57)
- **Operating costs** – Expenditure increased by 10% to R630 million (H1 2007: R574 million) which resulted in the cost to average advances ratio falling to 10,2% (H1 2007: 13,5%), ahead of expectation, although primarily due to volume growth. (Refer page 59 and 60)
- **Bad debts** – The charge for bad debt increased to R666 million (H1 2007: R396 million) or 10,7% of average advances (H1 2007: 9,3%). NPL coverage has remained steady at 63,1% compared to the 63,0% as at 30 September 2007. Write-offs of R457 million (H1 2007: R314 million) represent 7,4% (H1 2007: 7,4%) of average advances. (Refer page 58)
- **Funding costs** – The average cost of funds increased to 10,2% (H1 2007: 9,2%) as a result of the higher cost of new funding added during the period. This increase has however been less than the overall rise in interest rates due to the Bank's strategy of fixing its funding rates and thereby reducing the volatility of funding cost. The impact of the 1% increase in the average funding rate for the current period was R47 million or 4,5% of pre-taxation profits.
- **Taxation** – The all-in tax rate fell to 35,7% (H1 2007: 38,7%), benefiting from the recent reduction in both the corporate tax rate from 29% to 28% and the STC rate from 12,5% to 10,0%. In addition to normal corporate tax, the group paid R65 million in STC on dividends (H1 2007: R75 million). Indirect taxes reduced slightly to R16 million (H1 2007: R21 million). The impact of the tax rate changes helped lift earnings during the current period by 5% compared to the prior period.

Overview

(continued)

Looking ahead

Whilst the current economic environment and credit cycle present challenging trading conditions, there is much to be excited about regarding the future prospects for the business. The changing credit cycle provides valuable learnings for the underwriting process and ensures a solid foundation for the business to build its growth strategy. Key to achieving success over the next 18 months will be the following areas of focus:

- Gaining a greater understanding of our clients' changing needs as the economy and society evolves and ensuring that the business is positioned to meet these. A number of strategic projects are underway to build on the brand of African Bank and position it better to meet the needs of our clients, develop an integrated product offering that provides greater convenience and continue to improve our client service levels. To further facilitate this process, the credit, marketing and product development functions have been integrated into a single division within the Bank.
- Forming a deeper understanding of client debt affordability levels to ensure that we improve our standing as a responsible credit provider. The learnings from these processes are particularly relevant to the current economic environment.
- Continuing improvements within the call centres to ensure that early contact is made with customers who default so that corrective action is achieved or a compromise agreed. This ensures that the much more expensive (for the client and Bank) legal processes are avoided if at all possible. In addition, more extensive use of the call centre is being made for dealing with client queries and problem resolution.
- Increasing the universe of clients that we engage with through improved leverage of our brand and distribution footprint.
- Continuing to explore ways to optimise the weighted average cost of capital and operating costs of the business in order to provide scope to further reduce the price of our loans to clients.
- Improving our commitment to the people that work within African Bank and equipping them better to provide a great customer experience when clients engage with us.

African Bank remains confident that it will further entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market.

Income statement

for the six months ended 31 March 2008

R million		% change	Unaudited 6 months to 31 Mar 2008	Unaudited 6 months to 31 Mar 2007	Audited 12 months to 30 Sep 2007
Revenue		29	2 821	2 187	4 717
Interest income on advances		7	1 620	1 514	3 098
Net assurance income		86	556	299	742
Non-interest income		75	536	307	707
Income from operations		28	2 712	2 120	4 547
Charge for bad and doubtful advances		68	(666)	(396)	(823)
Risk-adjusted income from operations		19	2 046	1 724	3 724
Other interest income		63	109	67	170
Interest expense		83	(476)	(260)	(636)
Operating costs		10	(630)	(574)	(1 091)
Indirect taxation: VAT and RSC		(24)	(16)	(21)	(38)
Profit before taxation		10	1 033	936	2 129
Direct taxation: STC		(13)	(65)	(75)	(138)
Direct taxation: SA normal		7	(293)	(274)	(616)
Profit for the period		15	675	587	1 375
Reconciliation of headline earnings and per share statistics					
Profit for the period (basic earnings)		15	675	587	1 375
Preference shareholders			23	20	41
Ordinary shareholders		15	652	567	1 334
Basic earnings attributable to ordinary shareholders		15	652	567	1 334
Adjustment for non-headline items			0	0	0
Headline earnings		15	652	567	1 334
Number of shares in issue (net of treasury)	million		497,3	497,1	497,2
Weighted number of shares in issue	million		497,2	497,0	497,1
Fully diluted number of shares in issue	million		497,3	497,4	497,4
Basic earnings per share	cents	15	131,1	114,1	268,4
Fully diluted basic earnings per share	cents	15	131,1	114,0	268,2
Headline earnings per share	cents	15	131,1	114,1	268,4
Fully diluted headline earnings per share	cents	15	131,1	114,0	268,2

Balance sheet

as at 31 March 2008

R million	% change	Unaudited 31 Mar 2008	Unaudited 31 Mar 2007	Audited 30 Sep 2007
Assets				
Property and equipment	27	163	128	155
Policyholders' investments	27	19	15	15
Deferred tax asset	(36)	93	146	143
Net advances	52	10 941	7 220	8 752
Gross advances	47	13 324	9 060	10 890
Deferred administration fees	(24)	(181)	(238)	(246)
Impairment provisions	37	(2 202)	(1 602)	(1 892)
Other assets	63	75	46	45
Taxation	770	87	10	13
Statutory assets – bank and insurance	37	804	586	668
Short-term deposits and cash	27	1 662	1 312	1 961
Total assets	46	13 844	9 463	11 752
Liabilities and equity				
Life fund reserve	(44)	19	34	16
Subordinated bonds		305	0	305
Bonds and other long-term funding	61	8 534	5 315	7 095
Short-term money market funding	54	1 568	1 016	808
Other liabilities	1	386	381	415
Taxation	95	80	41	148
Total liabilities	60	10 892	6 787	8 787
Ordinary shareholders' equity	13	2 469	2 193	2 482
Preference shareholders' equity	0	483	483	483
Total equity (capital and reserves)	10	2 952	2 676	2 965
Total liabilities and equity	46	13 844	9 463	11 752

Statement of average balances

R million	6 months to 31 Mar 2008 Closing balance	Average balance	Income/ expense	Rate
Gross advances	13 324	12 396	2 712	43,8%
Interest-earning cash and other assets	2 232	2 086	109	10,5%
Total interest-earning assets	15 556	14 482		
Non-interest-bearing Reserve Bank deposit	234	206		
Deferred administration fees	(181)	(204)		
Impairment provisions	(2 202)	(2 066)		
Other assets	437	363		
Total assets	13 844	12 781		
Total interest-bearing liabilities	10 407	9 327	476	10,2%
Life fund reserves	19	17		
Other liabilities	466	613		
Total liabilities	10 892	9 957		
Ordinary shareholders' equity	2 469	2 341		
Preference shareholders' equity	483	483		
Total liabilities and equity	13 844	12 781		

R million	6 months to 31 Mar 2007 Closing balance	Average balance	Income/ expense	Rate
Gross advances	9 060	8 520	2 120	49,8%
Interest-earning cash and other assets	1 740	1 691	67	7,9%
Total interest-earning assets	10 800	10 211		
Non-interest-bearing Reserve Bank deposit	158	139		
Deferred administration fees	(238)	(235)		
Impairment provisions	(1 594)	(1 547)		
Insurance reserves	(8)	(9)		
Other assets	345	353		
Total assets	9 463	8 912		
Total interest-bearing liabilities	6 331	5 662	260	9,2%
Life fund reserves	34	58		
Other liabilities	422	603		
Total liabilities	6 787	6 323		
Ordinary shareholders' equity	2 193	2 106		
Preference shareholders' equity	483	483		
Total liabilities and equity	9 463	8 912		

African Bank business unit
Return on assets and return on equity model

R million	Notes	6 months to 31 Mar 2008	6 months to 30 Sep 2007	6 months to 31 Mar 2007
Interest income on advances		1 620	1 584	1 514
Net assurance income		556	443	299
Non-interest income		536	400	307
Total income		**2 712**	2 427	2 120
Charge for credit losses		(666)	(427)	(396)
Operating expenses		(630)	(517)	(574)
Net financing costs (including pref dividends)		(390)	(294)	(213)
Taxation (including STC and indirect taxation)		(374)	(422)	(370)
Total charges against income		**(2 060)**	(1 660)	(1 553)
Headline earnings		**652**	767	567
Average gross advances		**12 396**	9 966	8 520
Average total assets		**12 781**	10 916	8 912
Average ordinary shareholders' equity	A	**2 341**	2 298	2 106
Economic profit calculation				
Estimated cost of equity (%)	B	15,50		14,25
Headline earnings		652		567
Cost of equity charge (A x B x n/12)		(181)		(150)
Economic profit		**471**		417
% growth in economic profit (H1 08 vs H1 07)		**13%**		

African Bank

	6 months to 31 March 2008	6 months to 30 September 2007	6 months to 31 March 2007
Interest/Advances	26,1%	31,8%	35,5%
Assurance/Advances	9,0%	8,9%	7,0%
Other income/Advances	8,6%	8,0%	7,2%
Total income yield	*equals* 43,8%	*equals* 48,7%	*equals* 49,8%
Bad debts/Advances	(10,7%)	8,6%	(9,3%)
Bad debts/Income	24,6%	17,6%	18,7%
Opex/Advances	(10,2%)	(10,4%)	(13,5%)
Financing costs/Advances	(6,3%)	(5,9%)	(5,0%)
Cost/Income	23,2%	21,3%	27,1%
Taxation/Advances	(6,0%)	(8,5%)	(8,7%)
Total charges/Advances	*equals* (33,2%)	*equals* (33,3%)	*equals* (36,5%)
	equals	*equals*	*equals*
Return on advances	10,5%	15,4%	13,3%
	multiply	*multiply*	*multiply*
Advances/Total assets	97,0%	91,3%	95,6%
	equals	*equals*	*equals*
Return on assets (RoA)	10,2%	14,1%	12,7%
	multiply	*multiply*	*multiply*
Gearing	5,5	4,8	4,2
	equals	*equals*	*equals*
Return on equity (RoE)	55,7%	66,8%	53,8%

Sales

Sales analysis – disbursement of new loans

	% change H1 08 vs H1 07	Sales value (R million)								
		H1 08			H2 07			H1 07		
		Total	3 mths to Mar 08	3 mths to Dec 07	Total	3 mths to Sep 07	3 mths to Jun 07	Total	3 mths to Mar 07	3 mths to Dec 06
Retail debit order	53	4 002	1 822	2 180	3 120	1 737	1 383	2 623	1 289	1 334
Mining	16	373	149	224	310	165	145	320	139	181
Credit card	8	234	151	83	203	91	112	217	100	117
Payroll	39	117	54	64	84	47	37	85	41	44
Standard Bank JV	(100)	0	0	0	32	0	32	124	54	70
Total	40	4 726	2 175	2 550	3 749	2 040	1 709	3 369	1 623	1 746

	% change H1 08 vs H1 07	Number of loans (000)								
		H1 08			H2 07			H1 07		
		Total	3 mths to Mar 08	3 mths to Dec 07	Total	3 mths to Sep 07	3 mths to Jun 07	Total	3 mths to Mar 07	3 mths to Dec 06
Retail debit order	23	545	249	296	478	257	221	443	216	228
Mining	(23)	74	30	45	77	37	40	96	42	54
Credit card	(24)	58	32	26	61	30	31	76	34	42
Payroll	5	9	4	5	7	4	3	8	4	5
Standard Bank JV	(100)	0	0	0	9	0	9	33	15	19
Total	4	686	315	371	631	328	304	658	310	348

	% change H1 08 vs H1 07	Average loan size (Rand)								
		H1 08			H2 07			H1 07		
		Total	3 mths to Mar 08	3 mths to Dec 07	Total	3 mths to Sep 07	3 mths to Jun 07	Total	3 mths to Mar 07	3 mths to Dec 06
Retail debit order	24	7 343	7 318	7 364	6 526	6 763	6 251	5 916	5 982	5 854
Mining	51	5 019	5 004	5 030	4 047	4 482	3 644	3 323	3 318	3 327
Credit card	42	4 040	4 708	3 207	3 332	3 020	3 639	2 853	2 972	2 758
Payroll	32	13 257	12 945	13 530	11 674	12 250	11 020	10 036	10 515	9 631
Standard Bank JV	(100)	0	0	0	3 676	0	3 676	3 731	3 693	3 760
Total	34	6 889	6 907	6 874	5 937	6 226	5 624	5 124	5 243	5 018

Sales of new loans for the six months increased by 40% to R4,7 billion (H1 2007: R3,4 billion). The price reduction and term extension strategies, especially for lower risk clients, have continued to yield increased sales volumes. This has been complemented by the increased marketing efforts, the new African Bank brand awareness campaigns and an improved distribution footprint. In addition, African Bank has benefited as a result of the introduction of the NCA, both in terms of new opportunities and a more competitive positioning by African Bank relative to other credit providers.

The average loan size has increased by 34% from R5 124 to R6 889, and the average loan term has increased from 27 months for the prior period to a current average 33 months. Whilst loan sizes have increased steadily over the last 18 months, the increased loan term and reduced pricing has resulted in the average loan instalment remaining steady at approximately R540 per month.

The number of new loans advanced increased by 4% during the current period. This is primarily due to the longer average loan terms (clients engage in new loans less often) and the introduction of the credit card which is a permanent revolving facility, both of which have a positive effect on operating cost efficiency.

Credit card sales for the six months (as defined by facility limits on new cards issued) increased in line with expectation to R234 million (H1 2007: R217 million). Whilst sales of new cards were relatively slow in the first quarter, the recent introduction of the African Bank gold card resulted in stronger growth in the second quarter as clients responded favourably to the new product. African Bank now has 213 000 cards in issue, with a gross advances book of R687 million. The average limit on the cards in issue is R3 477 and the average utilisation is currently 93%. The card is predominantly targeted at clients who do not have any existing credit cards and as such only 16% of credit card clients had a card with another institution at the time of the client being issued with an African Bank card and 81% of cards being issued are to existing clients of the bank.

Sales of new loans into the mining sector increased by a steady 16% over the prior period, although a tightening of the underwriting criteria and temporary suspension of offers to mining contractors resulted in a slowdown of new loans in the three months to 31 March 2008.


Sales of new loans
900
800
700
600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2005
2006
2007
2008

Sales

(continued)

As African Bank has tightened affordability and underwriting models in light of the current economic and credit cycle, sales growth has been weighted towards the medium and low risk groups as reflected in the graph below.


Sales mix by risk band
R million
350
300
250
200
150
100
50
0
High
Medium
Low
Mar 05
Mar 06
Mar 07
Sep 07
Mar 08

Growing the customer base and improving customer value remain high strategic priorities for the African Bank business. During the current period, African Bank attracted a net 165 000 new clients to close at 1,6 million active credit clients, in line with the annual 20% targeted growth rate. A number of projects remain high on the strategic agenda to continue to move the business from a loan sales orientation to a customer acquisition and retention orientation, including:

- Gaining a greater understanding of the customer experience in order to improve loan processing times, customer satisfaction and product utility,
- Continuing refurbishment of the branches to the new branding and a more contemporary design,
- Improving brand awareness and positioning,
- Improving client service awareness amongst staff,
- Continuing to develop a voluntary client rehabilitation and mediation process to assist clients in financial distress, and
- Improving the positioning and functionality of the credit card offering.

The Bank continues to evolve its distribution footprint to ensure that clients have convenient access to branch services. Sales performance for the 40 new branches opened in the 2007 financial year has exceeded our expectations and an additional 40 branches were identified for opening in 2008. Pending overlap and footprint analysis due to the acquisition of Ellerines, the branch rollout for 2008 was slowed down and as a result only seven new branches were opened during the current period and three were closed down, leaving a distribution footprint of 554 branches. A further 20 branches have been identified for opening by the end of the current financial year.

Advances

Advances analysis

R million	% y-o-y growth	As at 31 Mar 2008	% growth	As at 30 Sep 2007	% growth	As at 31 Mar 2007
Retail debit order	59	10 489	27	8 248	25	6 587
Mining	15	964	4	925	10	838
Credit card	166	687	47	466	81	258
Payroll	7	514	11	462	(4)	481
Paydown portfolio	(25)	670	(15)	789	(12)	896
Gross advances	47	13 324	22	10 890	20	9 060

The joint venture with Standard Bank was terminated with effect from 31 May 2007 and as such the advances relating to the joint venture now form part of the paydown portfolio (together with Persal and Saambou PLB).

Gross advances grew year-on-year by 47% to R13,3 billion (H1 2007: R9,1 billion), on the back of the 40% increase in new loan sales and the increasing average loan term. Particularly strong growth was achieved in the retail debit order portfolio, where the price reduction, risk differentiation and term extension strategies have had the greatest effect. The credit card portfolio has grown strongly off a low base and is expected to reach the target set for 30 September 2008 of R1 billion. The paydown portfolio continues to fall steadily.

	As at 31 March 2008					As at 31 March 2007		
	Growth in number of loans %	Growth in average balance outstanding %	Gross advances balance outstanding R million	Number of active loans 000	Average balance outstanding Rand	Gross advances balance outstanding R million	Number of active loans 000	Average balance outstanding Rand
Retail debit order	33	20	10 489	1 470	7 136	6 587	1 105	5 962
Mining	(8)	24	964	182	5 310	838	196	4 268
Credit card	122	20	687	213	3 224	258	96	2 693
Payroll	(5)	13	514	58	8 800	481	62	7 804
Paydown portfolio	(37)	18	670	105	6 399	896	165	5 427
Total	25	18	13 324	2 028	6 571	9 060	1 624	5 580

Advances

(continued)

The following graph shows the relationship between the growth trend in gross advances over the last two years, and the lengthening of average loan term. The average term was pulled back from its high point of 35 months in October 2007, in light of the tighter credit market currently being experienced. The average term is expected to pull back slightly through the remainder of the year as a further tightening of affordability (particularly to the lower risk clients) has been effected.


Monthly advances growth
13 500
12 500
11 500
10 500
9 500
8 500
7 500
6 500
5 500
4 500
R million
35
30
25
20
15
10
5
0
Months
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Advances
Average term

Due to the fact that loans are paid back in equal monthly instalments, the average maturity profile (as reflected in the graph below) reflects a shorter duration than the nominal term of the loans. As the risk and price differentiation strategies have been implemented, the maturity spread of loans has been lengthening as longer term loans to lower risk customers feed into the portfolio. As at 31 March 2008, 53% of loan repayments occur after 12 months or greater compared to 21% in September 2005.

Whilst the longer average duration creates a greater future annuity income stream, it also introduces new potential risks which the business has to continue to discover. The Bank is very carefully monitoring the behaviour of the longer dated loans, especially through the credit cycle to ensure that the underwriting models remain relevant.


Advances maturity profile
100
80
60
40
20
0
%
1
20
47
4
27
40
5
12
28
30
5
17
31
26
05
06
07
H1 08
<6 months
6-12 months
13-24 months
25-36 months
>36 months

Yield analysis

The total income yield for the six months to 31 March 2008 fell by 6% to 43,8% compared to the 49,8% earned in the prior period. This is slightly higher than the 5% annual yield decline targeted through the price reduction strategies and can be attributed to the simultaneous change in the portfolio mix towards lower risk segments as the tightening of affordability and underwriting models during the current credit cycle has constrained higher risk client segments. The positive impact on revenue through increased volumes has however been substantially greater than the negative impact of declining yields, resulting in a 28% increase in total income from operations for the six months to 31 March 2008 to R2,7 billion (H1 2007: R2,1 billion).

African Bank prices each of its products based on the building blocks of weighted average cost of capital (WACC), operating costs and risk in order to earn a targeted total yield on the product. This total yield is then decomposed into the pricing components of interest rates, origination fees, monthly service fees and credit life insurance. As regulatory changes introduced by the NCA have fed through the portfolio, the mix of income between these lines has shifted significantly and will continue to do so as pricing components are recalibrated from time to time. Given that the income from all three components is recognised in the income statement on a steady yield to maturity over the term of the loan, it is suggested that investors focus more on the trend in the overall yield than the mix of the underlying components.

As discussed above, the effect of a tightening of the affordability rules, particularly at the lower risk clients, will result in the total income yield falling more moderately during the second half of the current financial year, resulting in a full year decline of approximately 6%.



Income and yield
R million
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1 000
60
55
50
45
40
35
All-in yield (%)
52,2
57,0
54,8
52,9
49,8
H105
H205
H106
H206
H107
H207
H108
Total income
Total income yield

Bad debt charge and operating costs

Charge for bad debt

The charge for bad and doubtful advances was R666 million (H1 2007: R396 million) or 10,7% of average advances (H1 2007: 9,3%). Whilst the first half of the year typically reflects a higher charge than the full year, given the cyclically poor collection months of December to March, the charge for the current period was disappointingly above the Bank's targeted range of 8,5% to 9,5%.

Detailed analysis of the charges for the current period revealed the following contributory factors:

- Changes imposed by the NCA with regard to the collection methodologies (NAEDO) have had an effect on the bad debt charge during this period. The NAEDO debit order process was phased in from January 2007 and initially there was some deterioration in the collection rates, which was expected and priced for, compared to the previous preferred debit order mechanisms. As can be seen from the graph below, the vintages from February 2007 to May 2007 were running approximately 2% higher than for business written prior to February 2007. Since there is an approximate six to 12 month lag for the bad debt charge to emerge, the majority of the effect of the higher vintages would have been felt during the current period.

  The backlog caused by the initial drop in cash collections has been worked through the call centre and collections division and, as can be observed from the vintage chart, there has been some clawback in the arrears, as the vintage curve for the period from February 2007 to May 2007 has begun to converge to the norm.

- There was a higher level of credit supply by the market in the period leading up to the introduction of the NCA, whilst in the period thereafter, credit supply normalised and tighter affordability checking was implemented by credit providers. This also contributed to the higher vintages during the period up to June 2007 and the decline in the vintage curves for the periods after June 2007.

The bad debt charge is expected to fall from the current levels as the year progresses. African Bank expects the bad debt charge for the full year charge to approximate 10,0% of average advances.

African Bank vintage graph – segmented into time buckets


%
20
18
16
14
12
10
8
6
4
2
0
Outstanding repayable of NPL over total original repayable
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Months on book
Feb 06 – Jan 07: pre NAEDO
Feb 07 – May 07: NAEDO introduced
Jun 07 – Sep 07: post NCA

Operating costs

As can be seen from the table below, operating costs increased by 10% or R56 million to R630 million (H1 2007: R574 million) as the increased sales volumes and loan portfolio have resulted in variable costs rising, in particular telephony costs as call centre volumes increase, and card transaction costs have risen sharply as a result of more cards being in issue. The card costs are however recovered from the client but recognised as revenue. Statements are now issued to clients either monthly or quarterly and as a result the printing costs have increased by R5 million for the period. Rentals on leased properties has increased by 11% as result of 40 new store openings in 2007 and annual rental increases. Basic remuneration increased by 8%, after an average annual salary increase of 7,5%, whilst staff numbers have remained relatively flat. In addition the operating costs for the first half of each year carry the cost of the annual incentives for the prior year (paid each year in November) which amounted to R80 million (H1 2007: R71 million).

Operating costs per major category

R million	% change H1 08 vs H1 07	H1 08	H1 07	H2 07	FY07
Staff costs	7	366	342	259	601
Basic remuneration and commissions	8	251	232	233	465
Annual bonuses paid in November	13	80	71	0	71
Charge for long-term incentives (IFRS 2)	(10)	35	39	26	65
Bank charges (collection debit orders)	5	65	62	66	128
Operating leases on property	11	39	35	34	69
Telephone, fax and other communication costs	13	34	30	27	57
Depreciation on property and equipment	27	28	22	23	45
Card transaction costs (Saswitch etc)	80	18	10	15	25
Information technology costs	0	16	16	24	40
Printing, stationery and courier costs	45	16	11	14	25
Advertising and marketing costs	(14)	12	14	17	31
Other expenses	13	36	32	38	70
Total	10	630	574	517	1 091

African Bank

Bad debt charge and operating costs

(continued)

However, as a result of the strong growth in advances, the cost to average advances ratio reduced to 10,2% (H1 2007: 13,5%). Given the lower cost base in the second half of the year, the business expects to achieve a cost to average advances ratio for the 2008 financial year of approximately 9%, versus the initial target set of 10%.

The Bank remains committed to maintaining a tight control over the cost base and is continually implementing process improvements and cost savings in order to offset the higher costs associated with managing an enlarged customer base and loan portfolio. As the Ellerines debtors portfolio is integrated into African Bank, further cost efficiencies will be extracted in order to take the business towards its medium-term target of a 7,5% cost to average advances ratio.

Optimising bad debt versus operating costs

African Bank continues to focus on the relationship between cost efficiency and risk appetite as it tests the price volume elasticity effect of loans. The key is to manage this relationship so that the gains made in terms of cost efficiency through volume growth are not negated by bad debt as loan sizes and term increase.

The graphs below show the convergence and crossing of these two ratios and how the sum of the parts has begun to turn down over the past two years (the risk/cost efficiency ratio).

The lengthening of the book and increased loan sizes creates interplay between cost efficiency and risk, and accordingly the Bank is moving along this process with measured incremental steps.

Bad debt vs operating costs


20
15
10
5
% of average advances
15,6
16,8
13,5
10,7
10,2
8,3
8,7
9,3
H1 05
H1 06
H1 07
H1 08
Bad debt to average advances
Cost to average advances

Bad debt plus operating cost as a % of average advances


27
24
21
18
% of average advances
25,5
23,9
22,8
20,9
H1 05
H1 06
H1 07
H1 08

African Bank business unit
Asset quality

R million	31 Mar 2008	% change	30 Sep 2007	% change	31 Mar 2007
Gross advances					
Performing	9 833	25	7 886	20	6 561
Non-performing	3 491	16	3 004	20	2 499
	13 324	22	10 890	20	9 060
Impairment provisions and credit life reserves					
Impairment provisions	2 202	16	1 892	19	1 594
Balance at the beginning of the period	1 892		1 425		1 425
Impairment provisions raised/(released)	767		1 016		483
Bad debts written off (against impairment provisions)	(457)		(549)		(314)
Stangen credit life reserves	0		0		8
Total impairment provisions and credit life reserves	2 202	16	1 892	18	1 602

R million	6 months 31 Mar 2008	12 months 30 Sep 2007	6 months 31 Mar 2007
Income statement charges			
Charge for bad and doubtful advances	666	823	396
Impairment provisions raised	767	1 016	483
Bad debts recovered	(101)	(193)	(87)
Ratios			
NPLs as a % of gross advances	26,2	27,6	27,6
Total impairment provisions as a % of gross advances	16,5	17,4	17,7
Total impairment provisions as a % of NPLs (NPL coverage)	63,1	63,0	64,1
Income statement charge for bad debts as a % of average gross advances	10,7	8,9	9,3
Bad debt write-offs as a % of average gross advances	7,4	5,9	7,4

Asset quality

(continued)

Asset quality by loan portfolio

	Gross advances	Non-performing loans (NPLs)		Total impairment provisions	NPL coverage	Bad debts written off
	R million	R million	% of gross advances	% of gross advances	%	R million
31 March 2008						
Retail debit order	10 489	2 443	23,3	15,1	64,9	381
Mining	964	232	24,1	16,2	67,2	105
Credit card	687	131	19,1	14,8	77,9	0
Payroll	514	188	36,6	18,1	49,5	(18)
Lending portfolio	12 654	2 994	23,7	15,3	64,7	468
Paydown portfolio	670	497	74,2	39,6	53,3	(11)
Total	13 324	3 491	26,2	16,5	63,1	457
30 September 2007						
Retail debit order	8 248	1 988	24,1	15,7	65,0	665
Mining	925	294	31,8	21,8	68,7	27
Credit card	466	62	13,3	10,9	82,3	0
Payroll	462	171	37,0	19,9	53,8	(32)
Lending portfolio	10 101	2 515	24,9	16,2	65,1	660
Paydown portfolio	789	489	62,0	32,3	52,1	(111)
Total	10 890	3 004	27,6	17,4	63,0	549

Non-performing loans and impairment provisions

NPLs increased by R487 million, or 16%, to R3 491 million over the six months to 31 March 2008, against a 22% growth in gross advances for the same period. Total NPLs (including paydown books) as a percentage of advances have reduced from 27,6% at 30 September 2007 to 26,2%, although this is primarily due to the recent strong growth in the advances base on which NPLs have not yet fully emerged.

NPL coverage has remained stable at 63,1% in March 2008, compared to 63,0% as at September 2007.

IAS 39 requires that impairment provisions are based on the present value of expected future cashflows and key to assessing the ongoing effectiveness of African Bank's IAS 39 provisioning model is the backtesting from time to time of the cashflow forecasts used. The graph below reflects the forecasted cashflows used in the IAS 39 model as at 31 August 2007 and the actual cashflows that have been received during the period to 31 March 2008. Whilst the forecasted present value of receipts was R311 million for the six months ended 31 March 2008, present value of cash actually received was R313 million.

The Bank is comfortable that the IAS 39 provisioning models introduced in 2003 have proven to be robust in predicting cashflows and thus ensuring that adequate and consistent provisions are maintained.

IAS 39 – NPLs at August 2007
Cash received from NPLs: model vs actual



R million (cumulative)
800
700
600
500
400
300
200
100
0
100
90
80
70
60
50
40
30
20
10
0
R million (monthly)
Sep 07
Nov 07
Jan 08
Mar 08
May 08
Jul 08
Sep 08
Nov 08
Jan 09
NPV model
NPV actual
Model cash (RH)
Actual cash (RH)

African Bank

Bad debt write-offs as a percentage of average advances at 7,4% (H1 2007: 7,4%) remains below the average income statement charge. This is partly due to the fact that the loan portfolios have grown strongly over the last two years and thus whilst the denominator has grown, there is an approximate 24-month lag for the respective bad debt write-offs to flow through.

Vintages

The Bank tracks vintages as a better and more immediate measure of portfolio risk than non-performing loans. Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status, as measured by the contractual number of missed instalments. African Bank defines an NPL as a loan with more than three instalments in arrears.

In order to reflect more clearly the recent vintages, older vintages have been shown in grey. As discussed earlier, the impact of the NAEDO collection mechanism and the pre NCA credit supply dynamics resulted in the vintages for the months of February 2007 to May 2007 running approximately 2% above the norm. It is also evident that the vintages for the period after May 2007 have dropped back and are projecting to a more normalised 15% level.

This effect has been in line with African Bank's expectations and latest pricing model assumptions. African Bank will continue to calibrate its underwriting criteria based on the experience of the vintage curves as they unfold.

African Bank business unit
Asset quality

(continued)

Vintage graph – African Bank (more than 3 missed instalments)



%
20
18
16
14
12
10
8
6
4
2
0
Outstanding repayable of NPL over total original repayable
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Months on book
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07

Vintage graph – African Bank (more than 3 missed instalments) – focused view



%
15
12,5
10,0
7,5
5,0
2,5
0
Outstanding repayable of NPL over total original repayable
4
5
6
7
8
9
10
11
12
Months on book
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07

African Bank business unit
Liquidity and funding

Liquidity risk is the risk that the maturity profile of the assets and liabilities is such that the Bank is unable at some point in the future to meet its maturing liabilities with available cash resources. Whilst the Bank has been incrementally optimising its WACC by achieving a more appropriate capital ratio and mix between primary and other regulatory capital, the group maintains a very conservative stance on managing its liquidity risk.

African Bank targets primarily long-term wholesale funding sourced from large financial institutions and asset managers. The key funding and liquidity strategies are as follows:

- 40% is targeted to be raised via the African Bank listed bond programme, which issues listed bonds on a regular basis. Over the last five years, the Bank has issued R6,85 billion under this programme, with maturities ranging from three to five years; and
- 60% is funded via the internal treasury division, with a diverse range of institutional investors on a day-to-day basis. The Bank relies on minimal funding from the interbank market.
- The Bank maintains a positive liquidity gap at all times and also targets the ratio of the average maturity of its liabilities to the average maturity of its assets to be at least 2 times. This ensures that in the short to medium term, cash is flowing in from assets faster than it is flowing out from maturing liabilities.
- The Bank maintains a cash buffer of at least three months' maturing liabilities.

The liquidity mismatch as at 31 March 2008 was as follows:


Liquidity mismatch – assets vs liabilities
R million
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
R million
1m
2m
3m
4 - 6m
7 - 12m
13 - 24m
25 - 36m
37 - 48m
49m +
Assets
Liabilities
Net position

African Bank business unit
Liquidity and funding

(continued)

Whilst the funding markets have been challenging in the past six months, the Bank has continued to fund its balance sheet growth with new funding (albeit at a higher price) whilst at the same time maintaining its positive liquidity mismatch duration and cash buffer targets. As is evident on the graph below, the Bank raised R3,4 billion in new funding during the current period, including R1 billion raised through the ABL7 bond.

The Bank considers funding and liquidity management as one of its key strategic issues over the next few years as it continues to grow its book and also integrates the Ellerines portfolio on a more efficient gearing ratio. In April 2008, African Bank launched its first CPI index linked bond of R250 million and is also exploring a number of other initiatives that are expected to come to fruition during the second half of the current year in order to expand the universe of funding sources.

The current rising interest rate environment as well as the general widening of credit spreads in the South African market has resulted in recently acquired funding being more expensive than in the past. Since the Bank generally fixes its funding rates, the funding cost changes more gradually than the underlying Repo rate. However the impact of new funding raised has lifted the average cost of funds for the period to 10,2% compared to the 9,2% for the equivalent prior period and 9,7% for the 2007 financial year. The Bank expects its cost of funds for the full year to be approximately 10,5% to 11,0%.

New funding raised



6 000
5 000
4 000
3 000
2 000
000
0
R Million
1 013
513
2 166
1 116
5 138
300
3 788
3 401
2 401
05
07
H108
Institutional deposits
Bonds
Subordinated bonds

Ellerines business unit

The Ellerines results presented here are for the three months from the effective acquisition date of 7 January 2008 to 31 March 2008. As discussed in the annexures section of this booklet, substantial changes relating to accounting policies, recognition of income, definitions of advances, asset quality and at-acquisition adjustments have been implemented since the previous set of results. These mainly affected the financial services business and the more significant of these were:

- advances which no longer include capitalised insurance and origination fees;
- the total income yield is now based on the accrual of interest, fees and insurance on a constant yield to maturity over the term of the loans;
- non-performing loans are disclosed according to the African Bank definitions (being the total capital at risk for loans which are more than three instalments in arrears) and have replaced the previously published arrears (being the value of missed instalments only);
- provisions are based on a higher discount rate applied to future expected cash flows. Forecasted cashflows in turn are based on African Bank's IAS 39 model, which recognises impairments earlier;
- Ellerines vintages have been published for the first time.

The number of shares used for earnings per share ratios are the ABIL shares issued to acquire Ellerines, being 294,7 million shares weighted for the three month period equalling 146,5 million ABIL ordinary shares.

Given these changes and the difficulties in restating historical data, the focus in this set of results has rather been on providing a base from which new trend data can be built, with historic data provided only where relevant and comparable.

For the purposes of analysis, the results have also as far as possible been split between the two parts of the Ellerines business, being retail and financial services, in order to provide an overview of each operating unit on a stand-alone basis. As these businesses still operate as a single entity, certain assumptions have had to be made in order to achieve the split of the operating units, in particular the cost allocation. For the purposes of the split, retail has been defined as all activities, income and expense items which relate to the furniture retail business, excluding the provision of credit and insurance. All income and expense activities relating to the provision of credit, including short-term insurance and credit life assurance, have been classified as financial services.

Financial highlights

for the three months ended 31 March 2008

		Unaudited 3 months to 31 Mar 2008	Unaudited 3 months to 31 Mar 2007	Audited 12 months to 31 Aug 2007
Key shareholder ratios				
Profit for the period	R million	153	176	1 009
Basic earnings attributable to ordinary shareholders	R million	153	176	1 009
Basic earnings per share	cents	104,4		
Headline earnings	R million	153	176	1 004
Headline earnings per share	cents	104,4		
Number of ordinary shares in issue	million	294,7		
Weighted number of ordinary shares in issue	million	146,5		
Average shareholders' equity	R million	4 706	5 161	5 092
Economic (loss)/profit	R million	(29)	(18)	245
Return on equity	%	13,0	13,6	19,7
Retail performance ratios				
Sales	R million	1 045	1 086	5 255
Cash sales	R million	550	478	2 080
Credit sales	R million	495	608	3 175
Credit sales % of total sales	%	47,4	56,0	60,4
Gross margin	%	42,6	46,4	44,7
Operating cost as % of sales	%	60,4	53,7	43,6
Operating margin	%	(10,2)	(0,2)	9,2
Return on sales	%	(7,0)	(0,2)	7,0
Stock turn*	times	4,1	4,2	4,2
Number of stores		1 235	1 216	1 216
Retail square metres	m^2	848 128	814 925	839 285
Sales/m^2*	Rand	6 318	6 466	6 261
Sales/store*	R 000	4 339	4 333	4 322
Number of employees (total group)		17 471	17 136	17 198
Sales/employee*	R 000	307	308	306
Financial services performance ratios				
Gross advances	R million	5 268		
Average advances	R million	5 602		
Total income yield on average advances	%	53,5		
Bad debt expense to average advances	%	11,4		
Cost to average advances	%	16,4		
Cost to income	%	30,7		
Return on assets	%	15,7		
Total non-performing loans (NPLs)	R million	1 335		
Total impairment provisions	R million	1 276		
NPLs to gross advances	%	25,3		
Impairment provisions to gross advances	%	24,2		
NPL coverage	%	86,1		
Bad debt write-offs to average gross advances	%	8,1		
Number of active accounts	000	1 497		

*12 month rolling average

Ellerines business unit
Overview

Key drivers of the results

Retail

- Sales of merchandise at R1,045 billion is 4% lower than the equivalent period in 2007.
- Gross margins declined by 3,8% since March 2007 to 42,6% as a result of price cuts and competitive repositioning.
- Operating costs (including financial services) grew by 8,0%.

Financial Services

- Advances at R5 268 million remained relatively flat.
- Financial Services' yield as a percentage of average advances was 53,5%.
- Bad debt charge as a percentage of average advances was 11,4%.

Ellerines generated headline earnings of R153 million for the three months, which translated into 104,4 cents per share based on the number of ABIL shares issued for the acquisition, weighted for the period they have been in issue.

The decomposition of the earnings between the retail business and the financial services business reflects that the former made a loss of R73 million and the latter a profit of R226 million for the three months.

These three months of the year typically represent a seasonal low point as a result of lower sales after the Christmas period, lower collections and fewer trading days in February. This was compounded in 2008 by negative economic conditions, reduced trading days with Easter falling in this same period, and the tightening of credit granting criteria post the acquisition by ABIL.

Gross margins fell by 3,8% to 42,6%, as the group compensated for poor market conditions and repositioned itself through more competitive pricing. The shift away from credit to cash sales by customers has continued, adversely affecting profit margins.

Escalating food and transport inflation and higher interest rates have put pressure on customers' net disposable income after living expenses, resulting in lower collections. This, together with poor quality of credit granting in the first six months post the implementation of the NCA, impacted advances quality negatively. ABIL has over the past three months aligned the asset quality definitions and trend indicators for Ellerines to the group's practice, provided for the expected deterioration in the book written in those six months through an at-acquisition adjustment and tightened credit granting criteria and credit limits to take cognisance of the higher risk environment currently being experienced.

Integration and client value proposition

Strategy

The strategic integration of Ellerines into ABIL commenced in January 2008, with the aim of optimising the opportunities available to the enlarged group. Significant work has been done to benchmark Ellerines against its major competitors locally and best of breed internationally. The work is being utilised to set the

Sale of merchandise



R million
800
700
600
500
400
300
200
100
0
05
06
07
08
Period consolidated in ABIL results
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar
May
Jul
Sep
Nov
Jan
Mar

Ellerines business unit
Overview

(continued)

foundation from which optimisation projects will be launched and to rank opportunities identified in the market place.

The transformation process will in the short term entail the internal separation within Ellerines of the financial services activities from the retail operations and the alignment of practices and policies to African Bank standards, with the necessary segregation of duties. In the course of the next twelve to eighteen months, the relevant parts of the financial services business of Ellerines will be transferred into African Bank. This will result in the incorporation of the Ellerines financial services activities and relevant back office operations into African Bank as a functioning business unit, leaving the origination channel in the retail business.

The separation of the financial services business from the retail business will ensure that the cross subsidisation which presently exists across both parts of the business is identified and eliminated.

Out of the many strategic insights the research has provided us, two of the most important conclusions to date have been that:

- There appears to be a significant opportunity to grow the furniture market as a whole and to increase Ellerines' share of the enlarged market.
- Ellerines' operating cost is greater on a relative basis than its competitors as a consequence of an excessive portfolio of brands and resultant organisational structures, resulting in the company being over branded, over stored and over structured.

The strategic agenda for Ellerines over the next four years is to reconfigure the business such that, as a pure retailer, it is able to deliver real value to customers. This has to be achieved by focusing energy on a few areas amongst these:

- Growing the market;
- Dominating selected areas/sectors of the market through differentiated critical mass brands; and
- Delivering value through well priced quality products supported with competitive credit products.

Market size

Established furniture industry growth 2008 - 2010



45 000
40 000
35 000
30 000
R million
2007 Actual
R30,986
34 290
37 487
40 917
08
09
10

The size of the furniture industry was estimated at R31 billion in 2007 and we expect that it will grow to between R40 billion and R42 billion by 2010, a nominal growth of 9% per annum over the three years. The growth in the furniture industry in recent years has not kept pace with GDP growth. In our view, one of the main reasons for this is the relatively high cost of both the furniture and the high cost of credit to facilitate the transactions. Therein lies an elasticity of demand opportunity – by bringing furniture prices down and reducing the cost of credit, we expect to grow the demand for furniture and appliances in excess of the nominal 9% per annum.

Market positioning

Ellerines currently has a 17% share of this market and the potential exists to increase this share meaningfully. Ellerines brands such as Geen & Richards, Ellerines, Town Talk, Furn City and Furniture City have improved on their respective market share positions since 2005.

Value market share by brand 2007



Market share % change 2005-2007
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
%
Ellerines
Town Talk
Savells/Fairdeal
Furn City
Beares
Lubners
Furniture City
Geen & Richards
Mattress Factory
Dial-a-Bed
Osiers
Wetherlys

Our target over the medium term is to increase our market shares in the retail furniture and appliance sector from 17% to above 20%.

When analysing the customers per LSM per brand, it is clear that the Ellerines brands are far less differentiated across the market sectors they target, than would be required to justify multiple brands, as illustrated in the table below. That excessive number of brands implies that one should potentially be able to combine brands that attract the same segment of clients. Combining brands would, amongst others, reduce the size, complexity and cost of the organisational structure, lower the marketing costs, optimise the store infrastructure and improve purchasing power through economies of scale.

Ellerines brand positioning


+10
LSM 10
LSM 9
LSM 8
LSM 7
LSM 6
LSM 5
LSM 4
FurnitureCity
BEARES
Wetherlys
OSIERS
LUBNERS
ELLERINES
TOWN TALK
MATTRESS FACTORY
FAIRDEAL

Ellerines business unit
Overview

(continued)

Customer research conducted by Markinor indicates that Ellerines has, since 2003, maintained the highest brand equity amongst furniture retailers. The challenge for the group is to continue to build on this positive support by revitalising the retail offering of the group.

In terms of the product offering, significant client research and analysis is being done to segment the market and understand the brand dynamics, the product requirements and the aspirations of each segment. The first set of product pricing adjustments has already been implemented. Projects have been initiated in an attempt to improve terms and inventory management.

Cost efficiencies

Reducing the cost base substantially will provide the leverage to enable the group to drive down the price of the product and cost of credit. A detailed analysis of the various cost drivers has been completed. From our analysis it is clear that multiple areas of improvement exist within Ellerines with respect to operational efficiency and productivity enhancement: Focus is being placed on reducing operating costs to more competitive levels.

Of the five major competitors that dominate the furniture and appliance market, Ellerines have the largest store footprint. Multiple brands and an excessive store footprint of oversized stores carry additional overheads in terms of management structures, logistics and distribution costs. By reducing the number of brands and the unprofitable or overlapping branches, the opportunity also presents itself to remove some of the divisional structures.

Number of stores per brand



350
300
250
200
150
100
50
0
309
162
150
147
145
92
70
58
44
25
24
19
14
11
Ellerines
Furn City
Town Talk
Beares
Savells/Fairdeal
Lubners
Rainbow Loans
Geen & Richards
Early Bird
Mattress Factory
Furniture City
Dial-a-Bed
Wetherlys
Osiers

The entire supply chain, logistics and distribution network is also being reviewed with a view to optimisation and hence improvement in efficiencies.

The cost of credit

Credit plays a critical role in facilitating the acquisition of our products by our customers. As a first step in reducing the cost of credit the group has, in April 2008, enhanced the existing credit models in Ellerines and for the low and medium risk clients within the medium and low risk brands, extended term from 24 to 30 and 36 months respectively, while reducing interest rates and insurance premiums. For the higher risk brands, a limited pilot has been launched with reduced pricing. It is expected that the African Bank credit models and pricing will begin to be introduced into Ellerines in the 2009 financial year.

Looking ahead

Ellerines will for the remainder of the year focus on:

- Increasing sales, reducing operating costs and improving collections;
- Reducing the cost of credit for customers and extending term where appropriate;
- Finalising the strategy and new operational structure to support the strategy and individual brands;
- Developing the customer value proposition for the business;
- Completing the supply chain and logistics reviews;
- Planning for the separation of financial services from the retail business and preparing for the migration of the former into African Bank; and
- Focusing on regulatory compliance, in particular the National Credit Act, Financial Advisory and Intermediary Services Act and insurance legislation.

It is imperative to set financial targets as early as possible to provide shareholders and staff with a common view as to where the business is heading. Given that the business was acquired very recently and the fact that the economic value sharing model between the retail and financial services businesses has not been finalised, some targets may have to be refined at a later stage. The following targets for the medium-term (three to five years) have been set for the two divisions of Ellerines:

Objective	Actual for three months to 31 March 2008	Medium-term target
Retail		
Market share	17%	>20%
Sales	R1bn (3 mths)	R9bn-R10bn p.a.
Credit sales to total sales	47,4%	70%
Operating cost to sales	60,4%	30%-35%
Return on sales	(7,0%)	>10%
Financial Services		
Yields	53,5%	< 40%
Cost to average advances	16,4%	7,5%
Bad debts to average advances	11,4%	10%

Notwithstanding the current issues facing Ellerines, it is becoming increasingly more evident as we learn about the business, that the opportunities available to the combined group are both abundant and of significant scale. We are confident that we will optimise these opportunities and realise the value potential that exists.

Ellerines business unit
Income statement

for the three months ended 31 March 2008

		Unaudited 3 months to 31 Mar 2008		
R million	Notes	Ellerines group	Retail division	Financial Services division
Revenue		1 899	1 130	769
Sale of merchandise		1 045	1 045	0
Cost of sales		(600)	(600)	0
Gross margin on retail business		445	445	0
Interest income on advances		352	0	352
Net assurance income		306	0	306
Non-interest income	1	170	79	91
Income from operations		1 273	524	749
Charge for bad and doubtful advances		(160)	0	(160)
Risk-adjusted income from operations		1 113	524	589
Other interest income		26	6	20
Interest expense		(67)	0	(67)
Operating costs	2	(861)	(631)	(230)
Operating costs		(861)	(646)	(215)
Commission recovery on credit sales		0	15	(15)
Profit from operations		211	(101)	312
Capital items		0	0	0
Profit before taxation		211	(101)	312
Direct taxation: SA normal		(58)	28	(86)
Profit for the period		153	(73)	226
Reconciliation of headline earnings and per share statistics				
Profit for the period (basic earnings)		153	(73)	226
Adjustments for non-headline items		0	0	0
Headline earnings		153	(73)	226
Number of shares in issue (net of treasury)	million	294,7	294,7	294,7
Weighted number of shares in issue	million	146,5	146,5	146,5
Headline earnings per share	cents	104,4	(49,9)	154,3
Average shareholders' equity		4 706	1 307	3 399
Economic profit/(loss)		(29)	(124)	94
Return on equity	%	13,0	(22,4)	26,6

Notes

1. Non-interest income in the retail business includes delivery charges and revenue from other services such as club fees and sale of airtime, whilst financial services includes origination and monthly administration fees on loans granted.

2. Due to the integrated nature of the business, operating costs have been apportioned to the two divisions based on an internal allocation model.

Balance sheet

as at 31 March 2008

R million	Unaudited 31 Mar 2008	Unaudited* 7 Jan 2008
Assets		
Goodwill	767	767
Intangible assets	983	1 002
Property and equipment	513	503
Deferred tax asset	516	545
Inventories	760	810
Net advances	3 893	4 059
Gross advances	5 268	5 308
Deferred administration fees	(99)	(109)
Impairment provisions	(1 276)	(1 140)
Other assets	96	177
Statutory assets – bank and insurance	756	578
Short-term deposits and cash	45	73
Total assets	8 329	8 514
Liabilities and equity		
Long-term funding	453	453
Deferred tax liability	466	445
Other liabilities	1 145	1 510
Taxation	101	250
Bank overdraft	1 395	1 252
Total liabilities	3 560	3 910
Ordinary shareholders' equity	4 769	4 604
Total equity (capital and reserves)	4 769	4 604
Total liabilities and equity	8 329	8 514

*At-acquisition date of the Ellerines group

Retail division

The retail division generated a loss of R73 million for the three months as compared to a R2 million loss for the equivalent period last year. This was due to sales being R41 million lower, gross margins reducing to 42,6% (46,4% in the three months to March 2007) and R48 million higher costs than the equivalent period.

The table below shows the various performance ratios based on sales as the denominator, as this is the primary activity that drives economic value. This table will assist in establishing the building blocks of the retail business and the setting of targets for the future.

Return on sales model

R million	3 months to 31 Mar 2008	3 months to 31 Mar 2007	12 months to 31 Aug 2007
Sales revenue on merchandising	1 045	1 086	5 255
Cost of sales of merchandise	(600)	(582)	(2 906)
Gross profit	445	504	2 349
Non-interest income	79	76	426
Operating expenses	(631)	(583)	(2 292)
Trading/operating profit	(107)	(2)	483
Net financing income	6	0	26
Taxation	28	1	(143)
Net profit	(73)	(2)	366

Sales

Sale of merchandise

R million	% change	3 months to 31 Mar 08	3 months to 31 Mar 07	12 months to 31 Aug 2007
Lower income	(10)	431	476	2 416
Middle income		499	500	2 306
Upper income	5	115	110	533
Ellerines Group	(4)	1 045	1 086	5 255

Sales of merchandise for the three months to 31 March 2008 were R1 045 million, 4% lower than the equivalent period in 2007. Contrary to the first quarter, the businesses that were negatively affected over the last three months were the brands catering for the lower income segments, mainly as a result of the tightening of credit granting and the reduction in credit limits. In the lower income brands approval rates dropped from 78% in January 2008 to below 55% in March 2008. This had a substantial effect on sales of merchandise and the group's brands that target consumers in this income sector reported a 10% decrease in sales. Sales in the middle income brands were flat, while brands in the upper income sector reported an increase in sales of 5%. Sales in the credit brands decreased by 6% while the cash brands increased by 1%.

Ellerines

	3 months to 31 March 2008		3 months to 31 March 2007		12 months to 31 August 2007	
Sales/Sales	100,0%		100,0%		100,0%	
Cost of sales/Sales	(57,4%)		(53,6%)		(55,3%)	
Gross margin	*equals*	42,6%	*equals*	46,4%	*equals*	44,7%
Non-interest income/Sales	7,6%		7,0%		8,1%	
Opex/Sales	(60,4%)		(53,7%)		(43,6%)	
Trading/operating margin	*equals*	(10,2%)	*equals*	(0,2%)	*equals*	9,2%
Financing costs/Sales	0,6%		0,0%		0,5%	
Taxation/Sales	2,7%		0,1%		(2,7%)	
Return on Sales	*equals*	(7,0%)	*equals*	(0,2%)	*equals*	7,0%

Sale of merchandise



800
700
600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
— 2007
— 2008

Quarterly sales as % of annual sales



40
35
30
25
20
15
10
5
0
%
21
25
35
20
Q2 07
Q3 07
Q4 07
Q1 08

Retail

Sale of merchandise


Early Bird & cellular
1%
Upper income brands:
Wetherlys, Osiers
Upper
Income
11%
Lower income brands:
Ellerines, Town Talk,
Savells/Fairdeal,
Furn City
Lower income
40%
Middle Income
48%

Middle income brands: Bears, Geen & Richards, Lubners, Furniture City, Dial-a-Bed, Mattress Factory

Due to the challenging sales environment and the tightening of credit, Ellerines expects its sales for 2008 to be flat to slightly below the levels in 2007. As discussed, an immediate area of focus has been the implementation of strategies to compensate for the difficult trading conditions, including further segmentation of the credit risk underwriting models with the aim of offering meaningful price reductions in the cost of credit for the majority of customers. The group has already rolled out longer term, lower priced credit to lower risk customers during April 2008. This, combined with aggressive product pricing and marketing campaigns should have a positive effect on sales for the remainder of the year.

Gross margins

Gross margin on retail business

R million	% change	3 months to 31 Mar 08	3 months to 31 Mar 07	12 months to 31 Aug 07
Sale of merchandise	(4)	1 045	1 086	5 255
Cost of merchandise sold	3	(600)	(582)	(2 906)
Gross margin on retail business	(12)	445	504	2 349
Gross margin %		42,6	46,4	44,7

Gross margins reduced from an average of 46,4% for the three months to March 2007 to 42,6% in 2008. This decline was due to a combination of Ellerines' actions to start to reposition the group in the eyes of its customers.

It is expected that gross margins will remain at similar levels for the full financial year.

Retail


Gross margin vs retail operating costs
350
300
250
200
150
100
50
0
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Gross margin
Retail operating cost

Operating costs

Total operating costs increased by 8,0% to R861 million. The increase in expenses has resulted mainly from increases in employment costs, share-based payments and store occupancy costs. An operating cost split between retail and financial services of 75:25 was used for these results, together with an allocation of 3% of credit sales from financial services to retail as an interim value sharing arrangement.

Based on the above proxies, the operating cost to sales ratio in the retail division was 60,4%, which is not representative of the outlook for the year. Sales are cyclical (with this quarter being the lowest sales quarter of the year representing 20% of the annual sales), while operating costs are mainly fixed, leading to a more even spread of costs throughout the year. The group expects this ratio to be approximately 50% for the financial year.

Projects are being put in place to further reduce costs to compensate for lower sales and to start driving efficiencies in the business. All planned store developments and refurbishments have been put on hold while the brand reviews and optimisation strategies are being finalised and the closure of loss-making stores has been accelerated. Ellerines has commenced with the obvious brand optimisation opportunities of integrating Wetherlys and Osiers, as well as Dial-a-Bed and Mattress Factory. This has provided an opportunity to start collapsing two of the four divisional structures, the Value division and Decorating division. Marketing budgets are also becoming more efficient through co-branding to communicate the substantial price reductions to the target markets.

The medium-term target for operating costs as a percentage of sales is 30% to 35%.

Inventories

Inventory on hand was R760 million. Stock turn on a rolling twelve months basis was 4,5 times, reflecting the poor trading in the quarter. The group will target a stock turn of approximately 5 times. Inventory levels were also slightly higher as a result of some early deliveries across the divisions to support the aggressive March and April marketing campaigns.

Provision for obsolescence was R89,3 million, whilst aged stock levels were at 8,7%, comfortably below our internal limit of 10%.

Return on sales

The return on sales, being profit (or loss) after tax as a percent of sales, was negative 7% for the three months. The retail business is being configured such that, in three to five years, it will be able to generate a return on sales equal to at least 10% from the 7% it delivered in the twelve months to 31 August 2007.

Lifelines business unit
Financial Services division

Return on assets and return on equity model

R million	3 months to 31 Mar 2008
Interest income on advances	352
Net assurance income	306
Non-interest income	91
Total income	749
Charge for credit losses	(160)
Operating expenses	(230)
Net financing costs	(47)
Taxation	(86)
Total charges against income	(523)
Headline earnings	226
Average gross advances (before fair value adjustment)	5 602
Average total assets	5 772
Average ordinary shareholders' equity	3 399

*The restatement of advances, credit quality and financial services income are so material to the extent that historical data is no longer comparable.

	3 months to 31 March 2008			African Bank division as comparative for 6 months to 31 March 2008		
Interest/Advances	25,1%			26,1%		
Assurance/Advances	21,8%			9,0%		
Other income/Advances	6,5%			8,6%		
Total income yield	equals	53,5%		*equals*	43,8%	
Bad debts/Advances	(11,4%)		Bad debts/Income	(10,7%)		Bad debts/Income
Opex/Advances	(16,4%)		21,4%	(10,2%)		24,6%
Financing costs/Advances	(3,4%)		Cost/Income	(6,3%)		Cost/Income
Taxation/Advances	(6,1%)		30,7%	(6,0%)		23,2%
Total charges/Advances	equals	(37,3%)		*equals*	(33,2%)	
			equals			*equals*
Return on advances			16,1%			10,5%
			multiply			*multiply*
Advances/Total assets			97,1%			97,0%
			equals			*equals*
Return on assets (RoA)			15,7%			10,2%
			multiply			*multiply*
Gearing			1,7			5,5
			equals			*equals*
Return on equity (RoE)			26,6%			55,7%

Ellerines

Financial Services division

Advances

R million	% change	As at 31 Mar 2008	As at 7 Jan 2008
Ellerines	(1,7)	1 662	1 691
Town Talk	(1,3)	891	902
Savells/Fairdeal	(4,2)	651	679
Furncity	(0,9)	782	789
Beares	(2,9)	620	639
Lubners	(4,1)	348	363
Furniture City	(3,8)	232	241
Geen & Richards	(5,7)	267	283
Rainbow	12,1	113	101
Other	(13,6)	19	22
Less fair value adjustment		(318)	(403)
Total	(0,8)	5 268	5 308


New deals contracted
Rainbow Loans
Ellerines
Town Talk
Savells/Fairdeal
Furn City
Beares
Lubners
Furniture City
Geen & Richards
0
30 000
60 000
90 000
120 000
150 000
R'000


Average deal size
Rainbow Loans
Ellerines
Town Talk
Savells/Fairdeal
Furn City
Beares
Lubners
Furniture City
Geen & Richards
Lower income
Middle income
0
2 000
4 000
6 000
8 000
10 000
12 000
14 000
Rands

R563 million of new loans were written in the three months. The average loan size of these loans was R4 091, with an average term of 24 months.

The debtors' book was R5 268 million as at 31 March 2008, slightly down from the R5 308 million as at 7 January 2008, after the restatement of the book. The restatement (detailed in the annexures section of this booklet) resulted from the change in the recognition of income policies to align with African Bank and produced a once-off reduction of the book of R1 540 million, with a further fair value adjustment to the carrying value of performing advances of R403 million, as part of the purchase price adjustments published on 7 May 2008.

As can be seen from the adjacent graph, the average remaining term of the Ellerines advances matures within 24 months, while 22% of African Bank's advances repayments occur beyond 24 months. As the risk and pricing differentiation strategies are rolled out, the maturity spread of the loans will lengthen as longer term loans to lower risk customers feed through into the portfolio.

Given the outlook for sales for the remainder of the year, it is expected that advances will be flat to slightly down for 2008.

Advances maturity ladder



100
80
60
40
20
0
%
15
59
5
17
31
26
Ellerines
African Bank
<6 months
6-12 months
13-24 months
25-36 months
>36 months

Yield analysis

Total financial services yield was 53,5%. This is slightly higher than the yield African Bank achieved in 2005, before it started its price reduction programme. The difference between the 53,5% and the current 43,8% yield in African Bank gives some indication of the scope for price reductions over the next few years. As indicated in the introduction, in April 2008, Ellerines began to reduce interest rates and insurance premiums on its loans. The result is that the yield will start to fall towards that of African Bank. For the nine months to September 2008, the yield is expected to be approximately 50%.

Over the medium term, the level of the yield will be dependent on the outcome of risk in the portfolio and may not necessarily be the same as African Bank's. The level of risk in the furniture retail industry and the mix effect as the portfolio skews more towards the lower risk clients and brands will ultimately determine what the optimal yield for the business should be.

Cost analysis

The financial services division had a cost to advances ratio of 16,4%. This is a function of both high costs and a declining advances book. Specific focus will be placed on bringing the latter ratio closer to African Bank's medium-term cost to advances objective of 7,5%.

Ellerines business unit
Financial Services division

Asset quality

Asset quality split between performing and non-performing loans as at 31 March 2008

R million	Performing loans	Non-performing loans	Total
Gross advances	4 251	1 335	5 586
Less fair value adjustment	(318)	0	(318)
Opening balance at acquisition	(403)	0	(403)
Amortisation: 3 months to March 2008	85	0	85
Adjusted gross advances	3 933	1 335	5 268
Deferred administration fees	(93)	(6)	(99)
Impairment provisions	(127)	(1 149)	(1 276)
Opening balance	(137)	(1 004)	(1 141)
Impairment provisions (raised)/released	10	(259)	(249)
Bad debts written off	0	114	114
Net advances	3 713	180	3 893

Income statement charge:	3 months to 31 Mar 2008		
Charge for bad and doubtful advances	(95)	255	160
Impairment provisions raised	(10)	259	249
Release of fair value adjustment provision	(85)	0	(85)
Loss on repossessions	0	6	6
Bad debts recovered	0	(10)	(10)
Ratios (annualised)			
Income statement charge for bad debts as a % of average gross advances			11,4
NPLs as a % of adjusted gross advances			25,3
Total impairment provisions and credit life reserves as a % of adjusted gross advances			24,2
Bad debt write-offs as a % of average gross advances		8,1	
Impairment provisions as a % of NPLs (NPL coverage)		86,1	
Average gross advances (before fair value adjustment)			5 602

Bad debt charge

The charge for bad and doubtful advances for the three months to 31 March 2008 was R160 million (Jan – Mar 2007: R141 million) or an annualised 11,4% of advances.

While the first half of the financial year generally reflects a higher charge given cyclically difficult January and February collection months, this has been exacerbated by the poor quality business that was written in the latter part of 2007. The loans written during the period from June 2007 to December 2007 display a substantially higher level of default than the historical norms for the book which has led ABIL to make an at-acquisition fair value adjustment to the carrying value of this portfolio of loans of R403 million (refer to the annexures section of the booklet for a detailed discussion). This fair value provision will be amortised through the income statement over the remaining term of the ring fenced at-acquisition book, in order to mitigate the higher than expected level of bad debt charge that will emerge from these loans. The bad debt charge in the current period before release of R85 million of the fair value adjustment in respect of the advances book was 18,2%.

Since January, the following steps have been introduced to reduce risk and redirect sales to lower risk clients:

- All credit quality definitions and calculations have been aligned with African Bank's methodologies.
- Provisions have been validated against the IAS 39 models.
- Purchase price adjustments have been made to ensure that the take-on business was adequately provided for.
- Revisions have been made to the Ellerines scorecards.
- Improvements have been made to both the income and affordability assessments.
- The cost of credit was reduced across the entire business.
- The term extension and greater price reductions introduced for lower risk clients should start to weight the sales towards lower risk going forward.
- Debit order repayments for banked customers are being introduced in the high risk bands and NAEDO (enhanced debit orders) will be introduced into the business from May 2008, which should improve collections.
- Collections processes have been reviewed and refined.
- Collections management resources have been transferred from African Bank to Ellerines and an NCA compliance review was conducted.
- The responsibility for the Ellerines credit underwriting function has been moved under African Bank's credit function.

At present, the bad debt charge in Ellerines will generally tend to be higher than that of African Bank. This is as a result of:

- A high proportion of Ellerines' clients paying their instalments in the branch. This has a tendency to result in higher defaults than debit order collected instalments.
- Post call centre collections processes being more advanced in African Bank than in Ellerines. African Bank collects a substantial amount of delinquent loans through its legal collections processes.
- Ellerines has a greater proportion of informally employed and unbanked clients who cannot repay their loans through debit orders and for whom a legal collections process will not be as successful.

The group expects the bad debt charge for the full financial year to be higher than at the interim, since the NPLs for the heaviest trading period in December have not yet emerged. The bad debt charge is expected to range between 10,5% and 11,5% of average advances.

Non-performing loans and impairment provisions

Ellerines has for the first time in this set of results, defined non-performing loans per the African Bank definition of "the outstanding balance on loans that have more than three cumulative instalments in arrears". NPLs were R1 335 million as at 31 March 2008, or 25,3% of gross advances. The group believes this ratio will increase as a result of the higher NPLs expected over the rest of the financial year, combined with the denominator (advances) which is expected to be flat to slightly down for the year. ABIL is comfortable that the right steps have been put in place to manage the collection of these advances and that sufficient remedial action is being taken to improve the quality of the book going forward.

The provisions have been aligned with African Bank's methodologies and the group believes that the provisioning models now accurately reflect the risk in the portfolios.

NPL coverage was 86,1% which is more conservative than African Bank's. While the coverage may be reduced over time, it is expected that the nature of the client base and the mix in the portfolio would require a higher coverage than African Bank's for the foreseeable future.

Bad debt write-offs for the period were R114 million or an annualised 8,1%.

Vintages

The Ellerines vintages presented below have been prepared in accordance with the African Bank definitions and methodologies.

Vintage graph – Ellerines (more than 3 missed instalments)


%
30
25
20
15
10
5
0
Outstanding repayable of NPL over total original repayable
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Months on book
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07

The Ellerines vintages behaved similarly to African Bank's vintages up to June 2007. New scorecards post the implementation of the NCA and more liberal credit limits (as a result of a move from a deal based offer to an open to buy facility) increased the risk significantly over the six months to 31 December 2007.

The steps taken by ABIL to reduce the risk and re-balance the portfolio towards lower risk clients, will improve the vintages going forward, while the additional provisions raised in the at-acquisition adjustments should ensure that, going forward, the bad debt charge will not be disproportionately affected by this portfolio of low quality loans.

Return on assets and return on equity

The return on assets and return on equity that African Bank generates on its business serves as a useful proxy for the financial services business of Ellerines in the medium term. Given the reduced pricing of credit, higher elasticity of demand resulting in increased sales, better risk management and lower costs, the RoA should approximate that achieved by African Bank. This combined with the increased gearing of four to five times, once the business is transferred into African Bank, will result in the RoE increasing towards the 40% to 50% range.

Annexures

Acquisition of Ellerine Holdings Limited (Ellerines)

Net asset value as at effective date (including alignment of accounting policies) and purchase price allocation (announcement made on 7 May 2008)

Introduction

This announcement has been released in order to give investors an insight into the acquisition date financial statements of Ellerines and to provide a more meaningful understanding of the effect that Ellerines will have on the interim results of the consolidated ABIL group to be published on 26 May 2008.

The acquisition date of Ellerines has been set at 7 January 2008, being the nearest practical Ellerines month-end to when ABIL gained effective control of the Ellerines group. As a result, the ABIL group will consolidate the Ellerines balance sheet into its financial statements as at the above date, and will include three months of Ellerines earnings into its interim results for the six month period to 31 March 2008.

The process in determining the acquisition date financial statements has involved the following steps:

1. The preparation of the Ellerines financial statements for the four month period from 31 August 2007, being its last published year-end, to 7 January 2008, based on the consistent application of the accounting policies of the Ellerines group.
2. Adjustments applied to the Ellerines financial statements as at 7 January 2008 in order to align them with ABIL's accounting policies.
3. The calculation of the purchase price based on the issue of ABIL shares in exchange for 100% of the Ellerines ordinary shares.
4. The application of IFRS 3 – Business Combinations, in order to determine the allocation of the purchase price to the acquired assets and liabilities and residual goodwill.

The following sections contain a detailed description of the above steps and the attached schedules reflect the financial effects thereof.

(1) **Financial statements of Ellerines for the four month period ended 7 January 2008**

Ellerines' last published financial statements were for the 12 months ended 31 August 2007, in which the net asset value, including intangible assets and goodwill, was reported as R5 160 million. During the four month period ended 7 January 2008, using consistently applied Ellerines accounting policies, the group earned a net profit after tax of R406 million. In addition, a net dividend of R135 million (117,3 cents per share final dividend for 2007) was paid and there was a further R9 million reduction in reserves for items charged directly to equity. This resulted in an increase in the net asset value for the four month period to 7 January 2008 of R262 million to R5 422 million, prior to realignment of the accounting policies and the application of IFRS 3.

(2) **Adjustments for the realignment to ABIL's accounting policies**

ABIL has conducted a detailed review of the Ellerines accounting policies and the application thereof, and has made a number of adjustments to the financial statements as at 7 January 2008, in order to bring these in line with ABIL's accounting policies. The adjustments set out below are included on the attached schedules below which reflects their impact on the Ellerines consolidated balance sheet as at 7 January 2008.

(a) **Insurance income recognition – pre introduction of the National Credit Act (NCA)**

Prior to the introduction of the NCA, credit life and product insurance was charged as a single upfront premium and this was capitalised into the debtor's loan account and repaid by the customer over the term of the loan. A major portion of the premiums received by the insurance company were then reinsured, and based on Ellerines' interpretation of this reinsurance policy, a significant portion of the premium income was recognised immediately as revenue.

ABIL, at the time of the due diligence, reviewed the terms of the reinsurance contracts, and was of the view that the nature of these contracts was more akin to stop loss/catastrophe cover, and in substance very little underwriting risk is transferred to the reinsurer. Consequently, since Ellerines retains nearly all the underwriting risk, ABIL believes that the insurance premiums should be amortised over the term of the policies. The effect of this change is to reverse a portion of the income previously recognised, by raising a provision of R339 million for unearned premiums, based on the unexpired portion of the premiums as at 7 January 2008. Since no new single premium policies were issued after the introduction of the NCA, this unearned

premium provision will unwind through the income statement over the remaining 15 month average term of the policies.

(b) **Insurance income recognition – post NCA**

The NCA requires that credit life and short-term product insurance policies be based on monthly premiums charged over the term of the underlying credit agreement. Thus whilst the insurance company has a conditional contract for a future string of premiums, the debtor's account will only be charged for premiums as and when they fall due. Ellerines entered into reinsurance contracts for the total future premiums and recognised the majority of these future premiums as revenue. As a consequence, a receivable (actuarial insurance asset) was created against which the future premiums would be set off as and when they were received. Based on ABIL's interpretation of the reinsurance contracts as set out above, the acquisition date financial statements of Ellerines have incorporated an adjustment of R628 million, being the reversal of the actuarial insurance asset, thereby derecognising the unearned premium income. Given that VAT was paid on the income previously recognised, a consequential change is the creation of a VAT receivable asset of R124 million.

The net effect of the adjustments in paragraphs 2(a) and 2(b) reinstates the future income stream on all insurance policies, such that there is a constant yield earned over the term of a loan agreement and related insurance policy, rather than the previously front-end skewed income profile. Due to the short-term nature and wide diversification of the insurance portfolio, ABIL has traditionally not considered it appropriate to enter into reinsurance contracts within its insurance subsidiary, and accordingly in line with this principle Ellerines has cancelled all reinsurance arrangements with effect from the end of March 2008.

(c) **Income recognition – loan origination fees**

Ellerines charges an origination fee on all credit agreements, as contemplated under the NCA, and recognised the income upfront on origination of the loan. ABIL charges similar origination fees for its loans granted, but raises a deferred administration fee provision, which is then amortised over the term of the loan such that this income is recognised as an effective yield over the term of the loan.

In order to align this accounting policy, the acquisition date financial statements incorporate a provision for deferred administration fees of R109 million as at 7 January 2008, with a related deferred tax asset. All origination fees raised after 7 January 2008 will be accounted for on an effective yield basis, and thus the provision for deferred administration fees will roll forward in proportion to the advances book on which these fees are raised.

(d) **Provisions for doubtful debts**

ABIL has conducted a detailed evaluation of the underwriting models and loan portfolio as at 7 January 2008, compared to the view that was obtained at the time of the due diligence, including vintage charts and collection data on a basis similar to that which ABIL uses. During this process, and evident from the vintage charts, it has become clear that, as a result of changes to the underwriting models introduced at the time of the NCA, the probability of default on loans written by Ellerines post NCA has risen sharply. In addition to this, cash collection rates in Ellerines have also fallen during the period leading up to December 2007.

Accordingly, a detailed evaluation of the adequacy of provisions on impaired loans was performed, using ABIL's IAS 39 provisioning models. The Ellerines IAS 39 provisioning models are less conservative than ABIL's in that they are slower to reflect the impact of a deterioration in cash collections and the discount factor used to present value the expected cash flows needs to incorporate the total yield earned on a loan (as adjusted above), rather than just the interest rate earned on a loan. As a result, the acquisition date financial statements contain a further increase of R340 million in provisions for impaired loans.

Since gaining control of the Ellerines business, ABIL has implemented certain initial underwriting changes to correct the high default rates that emerged in the second half of 2007, and expects benefits from these to begin to feed through during the latter part of the 2008 financial year.

Acquisition of Ellerine Holdings Limited (Ellerines)

Net asset value as at effective date (including alignment of accounting policiEs) and pUrchase price allocation (announcement made on 7 May 2008) (continued)

(3) Calculation of the purchase price

The acquisition of Ellerines was based on an equity-for-equity exchange, and therefore in accordance with IFRS 3 – Business Combinations, the fair value of the purchase consideration needs to be determined.

The total purchase consideration of 306 263 893 ABIL ordinary shares was split into two parts, namely 294 706 784 ABIL ordinary shares issued to Ellerines shareholders, and a further 11 557 109 ABIL ordinary shares reserved for issue to facilitate a BEE programme similar to ABIL's.

In accordance with IFRS 3, the ABIL share price on the acquisition date, was R31,01, and therefore the fair value of the purchase consideration for the 294 706 784 ABIL ordinary shares issued to Ellerines shareholders was R9 139 million. In addition, costs borne by ABIL in relation to the acquisition of Ellerines of R24 million will be allocated to the purchase price.

In substance the 11 557 109 reserved BEE shares formed part of the gross purchase consideration offered to Ellerines shareholders and were sacrificed by them in order to facilitate a BEE programme in favour of Ellerines stakeholders. However, since there was no irrevocable commitment to issue the reserved BEE shares to known parties prior to the acquisition date, these shares will fall within the scope of IFRS 2-Share-based payment, when issued.

As a result, when the BEE reserved shares are issued during the second half of the current financial year, the fair value of these shares as determined at the time of issue will be recorded as an expense through the income statement with the corresponding credit to shareholder equity, and thus has no effect on the net asset value of ABIL.

(4) **Purchase price allocation in terms of IFRS 3 – Business Combinations**

In terms of IFRS 3, when allocating the purchase price (as calculated above), certain adjustments are required to be made to the balance sheet of Ellerines on the acquisition date in order to consolidate the entity into ABIL's group financial statements and calculate the resulting goodwill on acquisition.

The primary steps relevant to Ellerines to complete this exercise were to:

- Prepare a consolidated balance sheet for the Ellerines group as at 7 January 2008, being the acquisition date;
- Value all the assets and liabilities on the balance sheet at their fair values as at the acquisition date;
- Recognise as an asset all identifiable intangible assets that meet the definition of such in terms of IAS 38 – Intangible assets;
- Recognise as a liability all contingent liabilities, where the fair value of that contingent liability can be reliably measured; and
- Recognise goodwill as an asset, being the excess of the fair value of the purchase price over the net asset value of Ellerines, after making the above adjustments.

The adjustments set out below are included on the attached schedules, which reflect the impact of these preliminary adjustments on the Ellerines consolidated balance sheet (adjusted for accounting policy alignment) as at 7 January 2008. In terms of IFRS 3, ABIL has a period of twelve months from date of acquisition to finalise the determination of these adjustments. Some of these adjustments are best estimates at this stage based on determinations which are still in the process of being finalised.

(a) **Fair value of assets and liabilities**

(i) Owner occupied properties have been increased by R93 million to reflect the market valuation of these properties as at the acquisition date and a corresponding deferred taxation liability of R26 million has been raised. Future depreciation charges will be based on the increased valuations.

(ii) In terms of IFRS, existing property leases must be evaluated at current market rentals and an asset or liability created to reflect the present value of the differential rental over the remaining term of the lease. In Ellerines' case, certain leases are currently below equivalent market rentals and accordingly an asset of R94 million has been raised, with a corresponding deferred taxation liability of R27 million. This asset and deferred tax liability will be amortised through the income statement over the remaining term of the leases.

(iii) As discussed in paragraph 2(d) above, ABIL's analysis of the loans underwritten during the period from June 2007 to December 2007 indicate a higher level of expected default than that which was assumed in the Ellerines underwriting and pricing models. ABIL anticipates that the actual credit losses that will emerge out of this portfolio will be approximately 10% higher than previous levels and those assumed in the pricing models. Loans that have already defaulted are included in NPLs and therefore the IAS 39 provisioning model has been updated to take into account the lower expected cashflows.

However, loans that are classified as performing do not carry full provisions and therefore these known but future losses will only be recognised in future periods. Accordingly, ABIL has made a further fair value adjustment to the carrying value of performing advances of R403 million, based on a detailed model evaluating future expected cashflows and comparing these to the underwriting assumptions.

This fair value adjustment will be netted off against gross advances and amortised over the remaining term of the performing portfolio. The effect of the above adjustment ensures that the carrying value (after impairment and fair value adjustments) of the loans acquired on 7 January 2008, will earn a market related yield to maturity.

(b) Intangible assets

(i) The Ellerines consolidated balance sheet contains trademarks of R311 million raised on the purchase of Relyant, which were deemed to have an indefinite life. These have been reversed and the total trademark values for all businesses within Ellerines have been provisionally evaluated for the purposes of the ABIL purchase price allocation.

(ii) Valuations of all the brands within the Ellerines group are being conducted by external experts and accordingly a provisional asset of R1 002 million has been raised. In addition, in terms of IFRS 3, a deferred tax liability of R291 million has been raised against these trademarks. The trademarks (together with related deferred tax) will be amortised through the income statement based on their estimated useful lives which range between 10 and 15 years (an average life of 12,5 years). Should the final valuations and the audit thereof reveal any differences from the above provisional value, adjustments will be made at the year-end with a corresponding adjustment to goodwill.

(c) Contingent liabilities

Contingent liabilities, as defined under IAS 37 – Provisions, contingent liabilities and contingent assets, of R75 million have been raised as at 7 January 2008, together with a related deferred tax asset of R14 million.

(d) Residual goodwill on acquisition of Ellerines

After adjusting for the above items, the net asset value of Ellerines as at 7 January 2008, as reflected on the attached schedules, was R4 604 million. Against the purchase price of R9 163 million, the goodwill arising from the acquisition of Ellerines is R4 559 million in addition to the historic goodwill of R767 million recorded in the Ellerines balance sheet as at 7 January 2008.

Conclusion

The above adjustments, with the exception of the increased impairment provisions, were anticipated at the time of the acquisition, and have resulted in the establishment of a base for the accrual of income earned from financial assets. The increased impairment provisions raised over and above that considered necessary at the time of the due diligence, have resulted in the net asset value of Ellerines on the acquisition date financial statements being approximately R450 million lower than that which was previously envisaged, and consequently the goodwill is higher by the equivalent amount. The adjustments contained in this document create the platform to enable the measurement of the financial results of the Ellerines business since its acquisition on a basis consistent with that of ABIL.

Ellerine Holdings Limited

Reconciliation of net asset value from 31 August 2007 to 7 January 2008 (acquisition date)

R million	Gross	Less taxation effect	Net
Net asset value as at 31 August 2007			5 160
Normal trading movements – 4 months to 7 January 2008			262
Net profit for the period			406
Dividends distributed			(135)
Other movements in statement of changes in equity			(9)
Adjustments to align Ellerines accounting policies	(1 416)	411	(1 005)
Insurance income recognition – pre NCA loans	(339)	98	(241)
Insurance income recognition – post NCA loans	(628)	182	(446)
Income recognition – loan origination fees	(109)	32	(77)
Provisions raised on impaired loans	(340)	99	(241)
Net asset value before PPA adjustments			4 417
Purchase price allocation adjustments	400	(213)	187
Fair value adjustment for land and buildings	93	(26)	67
Fair value adjustment for operating leases	94	(27)	67
Fair value adjustment for performing advances	(403)	117	(286)
Intangible assets (trademarks and customer relationships)			
Reversal of carrying value in Ellerines	(311)		(311)
Fair value of intangible assets recognised	1 002	(291)	711
Provision for contingent liabilities	(75)	14	(61)
Net asset value as at 7 January 2008 (acquisition date)			4 604

Calculation of purchase price and goodwill		**R million**
Purchase price		
Number of shares issued (excluding BEE reserved shares)	294 706 784	
ABIL ordinary share price on date of acquisition (Rand)	31,01	
Fair value of purchase consideration		9 139
Capitalisation of ABIL's acquisition costs		24
Total purchase consideration		9 163
Net asset value of Ellerines on acquisition date		(4 604)
Goodwill arising on the acquisition of Ellerines		4 559

Schedule B

Ellerine Holdings Limited

Consolidated balance sheet walkforward from 31 August 2007 to 7 January 2008 (acquisition date)

R million	Consolidated balance sheet as at 31 Aug 07	Normal trading movements for the 4 mths to 7 Jan 08	Consolidated balance sheet as at 7 Jan 08 (before adjustments)	Pre-acquisition adjustments to align accounting policies	Consolidated balance sheet as at 7 Jan 08	Purchase price allocation adjustments (IFRS 3)	Consolidated balance sheet as at 7 Jan 08 (ABIL take on position)
Assets							
Property and equipment	403	7	410		410	93	503
Goodwill	767		767		767		767
Intangible assets (trademarks etc)	311		311		311	691	1 002
Deferred tax asset	87	(84)	3	411	414	131	545
Inventories	598	212	810		810		810
Net advances	4 995	1 007	6 002	(1 540)	4 462	(403)	4 059
Gross advances	5 569	1 233	6 802	(1 091)	5 711	(403)	5 308
Deferred administration fees				(109)	(109)		(109)
Impairment provisions	(574)	(226)	(800)	(340)	(1 140)		(1 140)
Other assets	159	(14)	145		145	32	177
Taxation	3	(3)	0		0		0
Statutory assets – bank and insurance	505	73	578		578		578
Short-term deposits and cash	160	(87)	73		73		73
Total assets	7 988	1 111	9 099	(1 129)	7 970	544	8 514
Liabilities and equity							
Bonds and other long-term funding	457	(4)	453		453		453
Short-term funding	885	367	1 252		1 252		1 252
Trade payables and other liabilities	1 235	386	1 621	(124)	1 497	13	1 510
Deferred tax liability	151	(50)	101		101	344	445
Taxation	100	150	250		250		250
Total liabilities	2 828	849	3 677	(124)	3 553	357	3 910
Ordinary shareholders' equity	5 160	262	5 422	(1 005)	4 417	187	4 604
Total liabilities and equity	7 988	1 111	9 099	(1 129)	7 970	544	8 514

All-in tax rate (%)

The all-in tax rate is the income statement taxation charge (ie both direct and indirect taxation) expressed as a percentage of profit before any taxation.

Average cost of funds

The average cost of funds is calculated by expressing the interest expense as a percentage of the average total interest-bearing liabilities.

Average gross advances

The average gross advances is the sum of the month-end gross advances for the period, divided by the number of months in the period.

Average interest-bearing liabilities

The average interest-bearing liabilities comprise subordinated bonds/debentures, bonds and other long-term and short-term funding and is calculated as the sum of the month-end balances for these instruments, divided by the number of months in the period.

Bad debts to advances ratio (%)

The bad debts to advances ratio is calculated by expressing the charge for bad and doubtful advances as a percentage of average gross advances.

Basel Capital Accord

The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by aligning banks' capital requirements with enhanced modern risk management practices and sophisticated risk assessment capabilities. Basel II became effective for all South African banks on 1 January 2008.

Basic earnings attributable to ordinary shareholders

Profit for the period less dividends on non-redeemable, non-cumulative, non-participating preference shares declared during the reporting period.

Basic earnings per share (cents)

Basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the weighted number of shares in issue during the period.

Capital adequacy ratio (%)

The capital adequacy of banks and banking groups is measured in terms of the requirements of the Banks Act (Act 94 of 1990, as amended) and regulations thereto. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost to advances ratio (%)

The cost to advances ratio is calculated by expressing the operating expenses as a percentage of average gross advances.

Cost to income ratio (%)

The cost to income ratio is calculated by expressing the operating expenses as a percentage of total income.

Deferred taxation assets

Deferred taxation assets are the amounts of income taxation recoverable in future years in respect of deductible temporary differences arising from differences between the taxation and accounting treatment of transactions and the carry-forward of unused taxation losses.

Direct taxation

Direct taxation includes normal taxation on income, capital gains tax (CGT) and secondary tax on companies (STC).

Dividend cover (times)

Dividend cover is calculated by dividing basic earnings attributable to ordinary shareholders for the period by ordinary dividends declared for the period excluding STC costs.

Economic profit

Reported headline earnings less a charge for an imputed cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for the group, resulting in a measure of shareholder value creation.

Effective tax rate (%)

The effective tax rate is the direct taxation charge per the income statement expressed as a percentage of profit before taxation.

Fully diluted basic earnings per share (cents)

Fully diluted basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the fully diluted number of ordinary shares in issue during the period.

Fully diluted headline earnings per share (cents)

Fully diluted headline earnings per share is calculated by dividing headline earnings by the fully diluted number of ordinary shares in issue during the period.

Fully diluted number of shares in issue

The fully diluted number of shares in issue is the weighted number of ordinary shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in IAS 33 – Earnings per share.

Gearing

Gearing represents the ratio of average total assets to average ordinary shareholders' equity, and therefore indicates the extent to which the group uses debt financing to fund assets. Gearing is important in order to optimise the weighted average cost of capital and the return on equity of the group.

Gross margin (%)

The gross margin percentage is determined by taking total revenue from the sales of merchandise less cost of sales divided by total revenue from the sale of merchandise for the period.

Headline earnings

For the purposes of definition and calculation the guidance given on headline earnings, as issued by the South African Institute of Chartered Accountants (SAICA) in circular 8/2007 of July 2007 has been used. Headline earnings consist of basic earnings attributable to ordinary shareholders adjusted for goodwill impairments, capital profits and losses and other non-headline items.

Headline earnings per share (cents)

Headline earnings per share is calculated by dividing headline earnings by the weighted number of ordinary shares in issue during the period.

IFRS

International Financial Reporting Standards, as adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.

The group's consolidated financial statements are prepared in accordance with IFRS.

Indirect taxation

Value-added tax (VAT) and other taxes, levies and duties paid to government, excluding direct taxation.

JIBAR

Johannesburg Interbank Agreed Rate, which is the rate that South African banks charge each other for wholesale money.

National Credit Act

The National Credit Act (Act 34 of 2005) (NCA) became fully operational on 1 June 2007. Subject to certain defined exceptions it regulates all arm's length credit agreements that are made or have an effect within the Republic of South Africa and it replaces the Usury Act (Act 73 of 1968) (including the Exemption Notices published by the Minister of Trade and Industry in terms of section 15A), the Credit Agreements Act (Act 75 of 1980) and the Integration of Usury Laws Act (Act 57 of 1996).

Net asset value per share (cents)

Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at the end of the period.

Non-performing loans (NPLs)

Non-performing loans are defined as loans that have more than three cumulative instalments in arrears. Primarily, NPLs are considered impaired loans in terms of IAS 39 and therefore require an assessment for impairment provisions.

NPL coverage (%)

NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Operating margin (%)

The operating margin percentage is determined by the profit from operations, excluding interest expense, divided by sales of merchandise for the period.

(continued)

Perpetual preference shares

Perpetual preference shares are non-redeemable, non-cumulative and non-participating preference shares which carry a dividend as a fixed percentage of the prime overdraft lending rate.

Primary (tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and reserves.

Return on assets (RoA) (%)

Return on assets is calculated by expressing headline earnings as a percentage of monthly average total assets.

Return on equity (RoE) (%)

Return on equity is calculated by expressing headline earnings as a percentage of monthly average shareholders' equity. Alternatively, return on equity is equal to return on assets multiplied by the gearing ratio.

Risk-weighted assets

Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet asset is defined by the regulations to the Banks Act (Act 94 of 1990, as amended).

Sale of merchandise

Sale of merchandise is defined as the consideration received or receivable from the sales of goods and services, net of discounts excluding VAT, insurance and other revenue.

Sales

Sales constitute the aggregate of the amount disbursed in a period. In the case of the credit card products, sales represent the aggregate value of credit limits granted in respect of credit cards issued during the period.

Statutory assets – bank and insurance

Statutory assets – bank and insurance comprises cash reserves and prudential liquid assets placed with the South African Reserve Bank, together with insurance prudential cash reserves as required by the Financial Services Board.

Secondary (tier 2) capital

Secondary capital is made up of qualifying subordinated debt and portfolio impairments net of deferred tax. For the purposes of the internal economic capital model, only the qualifying subordinated debt is included in tier 2 capital.

Stock turn

Stock turn is calculated by dividing the rolling annual cost of sales by the average inventory of the preceding twelve months.

Total expected recoverable

The number of contractual instalments on a loan multiplied by the total monthly instalment, including insurance and service fees.

Weighted number of shares in issue

The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the period, reduced by shares cancelled or bought back during the period, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period in which they have participated in the income of the group.

Shareholder information

LISTINGS INFORMATION
Stock exchange codes

Listings exchange	JSE Limited	
Sector	General financial	
Sub-sector	Consumer finance	
Share codes		
Ordinary shares	JSE: ABL Reuters: ABLJ.J Bloomberg: ABL SJ Equity	
Preference shares	JSE: ABLP Reuters: ABLPp.J	
ISIN codes		
Ordinary shares	ZAE000030060	
Preference shares	ZAE000065215	
Bond codes	ABL4 ABL5 ABL6	ABL7 ABLS1 (subordinated) ABL I 1 (inflation linked)
ADR programme	Level 1	
ADR symbol	AFRVY	
Conversion ratio	One ADR is equivalent to five ordinary shares	

Credit rating agency	Short-term rating	Long-term rating
1. Moody's Investors Service	Prime-1.za	A1.za

JSE statistics

	6 months to 31 March 2008	12 months to 30 September 2007	2006	2005	2004
Traded price (cents per share)					
Close	**2 665**	3 131	2 210	2 125	1 299
High	**3 718**	3 510	3 430	2 305	1 380
Low	**2 600**	2 110	1 910	1 299	721
Market capitalisation (Rm)	**21 123**	15 590	11 004	10 590	6 198
Value of shares traded (Rm)	**12 112**	15 945	14 632	6 943	5 371
Value traded as % of market capitalisation	**57%**	102%	133%	66%	87%
Volume of shares traded (millions)	**389**	541	556	396	528
Volume traded as % of number in issue	**49%**	109%	112%	80%	112%
PE ratio	**9,9**	13,2	10,1	12,2	9,3
Dividend yield	**8,4**	6,9	6,8	5,1	5,1
Earnings yield	**10,1**	7,6	9,9	8,2	10,7
Period-end market price/NAV	**1,8**	6,3	5,0	4,8	2,3
Average number of shares in issue (millions)	**644**	497	497	471	472
Shares issued/(repurchased) (millions)			(0,5)*	21	
Number of shareholders	**14 060**	11 114	9 772*	34 301	33 706

*ABIL made an odd-lot offer to shareholders with fewer than 100 shares in March 2006 which resulted in the reduction in the number of shareholders

(continued)

Top fund managers holding/managing ABIL shares

Manager	Origin	28 Mar 08 Holding	%
Investec Asset Management	ZA/UK	135 088 229	17,05
Public Investment Corporation	ZA	64 799 363	8,18
Coronation Fund Managers	ZA	53 288 706	6,72
Eyomhlaba Investment Holdings	ZA	34 081 688	4,30
Mondrian Investment Partners	US/UK	31 845 597	4,02
Directors, Management and Staff	ZA	30 744 148	3,88
RMB Securities (Pty) Limited	ZA	30 618 068	3,86
JPMorgan Asset Management	US/UK	29 095 021	3,67
STANLIB Asset Management	ZA	26 284 843	3,32
Fidelity Management & Research Co	US/UK	24 968 439	3,15
Scottish Widows Investment Partnership	SC	20 440 924	2,58
Investec Securities (Pty) Limited	ZA	17 522 919	2,21
Barclays Global Investors	US	15 666 673	1,97
Old Mutual Asset Managers	ZA	13 814 929	1,74
Metropolitan Asset Managers	ZA	12 951 688	1,63
Sanlam Investment Management	ZA	11 472 027	1,45
Wellington Management Company	US/UK	10 684 372	1,34
Wood C	ZA	10 074 533	1,27
Dimensional Fund Advisors Inc	US	6 438 878	0,81
The Vanguard Group Inc	US	5 962 270	0,75

Top beneficial holders

Beneficial owner	Origin	28 Mar 08 Holding	%
Public Investment Corporation	ZA	64 799 363	8,18
Investec Value Fund	ZA	18 087 302	2,28
JPM Investment Funds	LU	17 024 815	2,15
Leon Kirkinis	ZA	16 038 365	2,02
Fidelity Growth & Income Unit Trust	UK	15 000 000	1,89
Liberty Life Association of Africa	ZA	13 997 647	1,77
Ishares MSCI Emerging Markets Index Fund	US	12 031 412	1,52
Gordon Schachat	ZA	12 000 000	1,51
Mondrian Emerging Market Equity Fund	US	10 689 387	1,35
Wood C	ZA	10 074 533	1,27

Corporate information

Board of directors

AS Mabogoane (Chairman)
G Schachat (Deputy Chairman)*
L Kirkinis (CEO)*
N Adams
A Fourie*
DB Gibbon
BD Goba
MC Mogase
MEK Nkeli
BPF Steele
GZ Steffens (German)
TM Sokutu*
A Tugendhaft
DF Woollam*
*Executive

Company Secretary

CA Brighten

African Bank Investments Limited

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Share transfer secretaries

Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 630 0800
Telefax: +27 86 674 4381
africanbank@linkmarketservices.co.za

Registered office

59 16th Road
Midrand, 1685

Investor relations and shareholder details

Gary Rowe
Telephone: +27 11 256 9147
Telefax: +27 86 601 3064

Leeanne Goliath
Telephone: +27 11 256 9232
Telefax: +27 11 207 3830

Hilda Sons
Telephone: +27 11 256 9196
Telefax: +27 11 315 3404

Email:
investor.relations@africanbank.co.za or
growe@africanbank.co.za

Company's websites

www.abil.co.za
www.africanbank.co.za
www.eyomhlaba.co.za

Electronic communications

Shareholders may now elect to receive communications (annual reports, interim reports and other company communications) electronically, provided that they have internet access and a valid e-mail address. To obtain more information, and to register for this service, shareholders should log on to www.abil.co.za. To register, shareholders will need their shareholder reference number, which is set out on their share certificate or monthly share statement. If you have any questions about this service, please contact ABIL's investor relations department.

Disclaimer

Certain statements made in this document are forward-looking. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by the forward-looking statements. Words such as expect, anticipate, estimate, target, predict, believe and other similar expressions, and future or conditional verbs such as will, should, would, and could are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

Designed by motiv
Printed by INCE

AFRICAN BANK
Investments Limited

For a full analysis of the above results refer to

http://www.abil.co.za

AFRICAN BANK

RECEIVED
2008 JUN -5 P 1:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

African Bank Investments Limited
(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL" or "the Company")

Notice of annual general meeting

Notice is hereby given that the 61st annual general meeting of the shareholders of the Company will be held on Friday, 30 May 2008, at 11h00 at African Bank Limited, 59 16th Road, Halfway House, Midrand, for the following business:

1. To receive and consider the annual financial statements for the year ended 30 September 2007.
2. To consider all and any matters of the Company which, in terms of the Company's articles of association, do not constitute special business of the Company.
3. To consider and, if deemed fit, to pass with or without modification, the following ordinary and special resolutions:

4. Ordinary resolution 1

4.1 RESOLVED THAT the resolutions regarding the resignation and appointment of each of the directors referred to in paragraphs 4.2 to 4.6 are moved as separate and stand-alone resolutions in respect of each such director. The *curricula vitarum* for these directors appear at the end of this notice.

4.2 RESOLVED THAT
Gordon Schachat who retires in accordance with the Company's articles of association and being eligible, offers himself for re-election, be re-elected as director of the Company with immediate effect.

4.3 RESOLVED THAT
Mutle Constantine Mogase who retires in accordance with the Company's articles of association and being eligible, offers himself for re-election, be re-elected as director of the Company with immediate effect.

4.4 RESOLVED THAT
Nicholas Adams who retires in accordance with the Company's articles of association and being eligible, offers himself for re-election, be re-elected as director of the Company with immediate effect.

4.5 RESOLVED THAT
Mpho Elizabeth Kolekile Nkeli who retires in accordance with the Company's articles of association and being eligible, offers herself for re-election, be re-elected as director of the Company with immediate effect.

4.6 RESOLVED THAT
David Farring Woollam who retires in accordance with the Company's articles of association and being eligible, offers himself for re-election, be re-elected as director of the Company with immediate effect.

5. Ordinary resolution 2

RESOLVED THAT Deloitte & Touche be re-appointed as auditors of the Company and the directors be authorised to determine the remuneration of the auditors.

6. Special resolution 1

RESOLVED THAT the shareholders approve and sanction, for the purpose and in accordance with the provisions of section 38(2A)(b) of the Companies Act, No. 61 of 1973, as amended, ("the Companies Act") the granting of loans to certain employees of the ABIL group on the following terms:

6.1 the borrowers will be employees within the ABIL group of companies who qualify for participation in a new black economic empowerment programme (similar to ABIL's existing black equity ownership programme (Eyomhlaba Investment Holdings Limited)), being employees who do not have the financial means to do so;

6.2 the lender of the loan in each case will be the company within the ABIL group of companies by whom the borrowing employee is employed;

6.3 the maximum repayment period for any loan will be two years, although the loans will need to be settled immediately should the borrowing employee leave the employ of the ABIL group of companies;

6.4 the maximum amount of loan per employee will be R2 000,00;

6.5 based on the number of ABIL group employees who qualify for participation in the new BEE programme (currently approximately 16 600 employees), and assuming all qualifying employees participate in the new BEE programme and apply for and receive loans under this approval (which is unlikely), the maximum aggregate amount of all loans which may be granted in terms of this approval will not exceed R33,5 million;

6.6 the granting of the loans would be subject to the usual criteria and credit process of the ABIL group applicable to staff loans;

6.7 the loans will bear interest at the same preferential rates which are applicable to staff loans as at the time of the granting of the loans which rates, as at the end of April 2008, are:

6.7.1 14,1% for 24 month loans;
6.7.2 14,3% for 18 month loans;
6.7.3 14,4% for 12 month loans; and
6.7.4 19% for 6 month loans.

7. Reason for and effect of special resolution 1

Shareholders will recall that, at the general meeting of shareholders held on 15 October 2007, the shareholders placed 11 557 109 ABIL ordinary shares under the control of the directors of ABIL who

were specifically authorised to allot and issue such shares for the purpose of facilitating a black economic empowerment programme, similar to Eyomhlaba, but in this case focusing on the Ellerines business, its preferred black economic empowerment partners and its other stakeholders. Current employees of the Ellerines group and employees of the greater ABIL group will form part of those categories of persons invited to participate in the new ABIL BEE programme. ABIL wishes to assist those of its employees (including the Ellerines employees), who qualify to participate in the new BEE programme, and wish to participate in it, by providing those employees with loans to do so. The intention is to broaden the number of employees in the greater ABIL group which have some form of equity stake in ABIL as far as possible.

The effect of special resolution number 1 will be that, if it is passed, and subject to ABIL complying with the remainder of the requirements of section 38(2A) of the Companies Act (including obtaining the requisite consent of ABIL's board), ABIL and its subsidiaries will be able to grant loans to certain of the ABIL group employees on the terms and conditions described in special resolution number 1.

8. Special resolution 2

RESOLVED THAT, as a general approval contemplated in sections 85 to 89 of the Act, the acquisitions by the Company, and/or any subsidiary of the Company, from time to time of the issued ordinary shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time determine, be and is hereby authorised, but subject to the articles of association of the Company, the provisions of the Act and the JSE Listings Requirements, when applicable, and provided that:

8.1 this authority shall be valid until only the next annual general meeting of the Company or 15 months from the date of the annual general meeting at which this special resolution is passed, whichever period is shorter;

8.2 the repurchase of shares being effected through the main order book operated by the trading system of the JSE Limited ("the JSE") and being done without any prior understanding or arrangement between the Company and the counterparty;

8.3 the aggregate percentage of issued shares in the Company which the Company together with any of its subsidiaries may acquire during any one financial year under this general authority shall not exceed 3% of the Company's issued ordinary share capital;

8.4 when the Company, together with its subsidiaries, has cumulatively repurchased 3% of the initial number of the relevant class of securities an announcement will be made;

8.5 subject always to the limitation set out in 8.3 above, the aggregate percentage of issued shares in the Company which the Company's subsidiaries may hold as treasury stock, at any time, shall not exceed 10% of the Company's issued share capital for each class of shares;

8.6 repurchases must not be made at a price greater than 10% above the weighted average of the market value for the shares in question for the 5 (five) business days immediately preceding the date on which the transaction is effected or, if the Company's shares have not traded in such 5 business day period, the JSE should be consulted for a ruling;

8.7 at any point in time, the Company may only appoint one agent to effect any repurchases on its behalf;

8.8 such repurchases may only be effected if, thereafter, the Company still complies with the shareholder spread requirements of the JSE;

8.9 no repurchase may take place during prohibited periods stipulated by the JSE Listings Requirements unless the Company has in place a repurchase programme where the dates and quantities of shares to be traded during the relevant period are fixed and not subject to any variation and full details of the programme have been disclosed in an announcement over SENS prior to the commencement of the prohibited period; and

8.10 any acquisition shall be subject to:

8.10.1 the Companies Act;

8.10.2 the JSE Listings Requirements and any other applicable stock exchange rules, as may be amended from time to time; and

8.10.3 any other relevant authority whose approval is required by law.

9. Reason for and effect of special resolution 2 and statement required in terms of paragraph 11.26 of the JSE Listings Requirements

9.1 The reason for special resolution 2 is to grant the directors of the Company the general authority to contract the Company and/or any of its subsidiaries to acquire shares in the Company, should the directors consider it appropriate in the circumstances.

9.2 The effect of special resolution 2 is that the directors will be granted the general authority to contract the Company and/or any of its subsidiaries to acquire shares in the Company, should the directors consider it appropriate in the circumstances and should the Company comply with the relevant statutes and authority applicable thereto.

9.3 At the date of this notice, the board of directors have no definite intention of repurchasing shares, other than in relation to hedging the group's exposure to the ABIL share price under its long-term incentive programme. It is proposed and the directors believe it to be in the best interests of the Company that shareholders pass special resolution 2 which will give the directors the authority to repurchase a maximum of 3% of the Company's issued share capital in any one financial year.

9.4 The directors shall **not** make any payment in whatever form to acquire any shares issued by the Company if, after the directors have considered the effects of any repurchases, there are reasonable grounds for believing that:

9.4.1 the Company and the group will, at any time during the period of 12 months after the date of the repurchase, be unable in the ordinary course of business to repay their debts as they become due;

9.4.2 the assets of the Company and the group, fairly valued according to International Financial Reporting Standards and in accordance with the accounting policies used in the latest audited annual financial statements of the Company and the group, will, at any time during the period of 12 months after the date of the repurchase, be less than their liabilities;

9.4.3 the share capital and reserves of the Company and the group will not be adequate for ordinary business purposes for a period of 12 months after the date of the repurchase; and

9.4.4 the working capital of the Company and the group will not be adequate for ordinary business purposes for a period of 12 months after the date of the repurchase.

9.5 Further, before entering the market to proceed with any general repurchase, the Company will first ensure that written confirmation is given by the Company's sponsor to the JSE regarding the adequacy of the Company's and the group's working capital.

9.6 Since the method of acquisition and the number of shares to be acquired are still to be determined by the board of directors in the future, the board of directors shall only exercise the authority hereby granted to it if, within the board's discretion, circumstances should merit such exercise and provided that, on the date of the acquisition of the shares and taking into account the effect thereof, the Company will be able to comply with the requirements of 9.4.1 to 9.4.4 above.

9.7 For the purposes of considering special resolution 2 and in compliance with Rule 11.26 of the JSE Listings Requirements, the information listed below has been included in the 2007 annual report of the Company which has been circulated to shareholders, at the pages of such report indicated below:

9.7.1 directors and management (page 84);
9.7.2 major shareholders (page 181);
9.7.3 material changes (page 121);
9.7.4 directors' interests in securities (page 122);
9.7.5 share capital of the Company (page 120); and
9.7.6 litigation statement (page 124).

9.8 The directors whose names appear on page 7 of this notice, collectively and individually accept full responsibility for the accuracy of the information contained in this special resolution and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the information referred to in this special resolution 2 contains all information required by law and the JSE Listings Requirements.

10. Voting and proxies

All shareholders of the Company are entitled to attend and speak at the annual general meeting. All holders of ordinary shares will be entitled to vote at the annual general meeting or any adjournment thereof. Any person present and entitled to vote on a show of hands as a shareholder or as a proxy or as a representative of a body corporate shall, on a show of hands, have only one vote, irrespective of the number of shares he holds or represents. **A shareholder entitled to attend and speak at a meeting is entitled to appoint one or more proxies to attend and speak at such meeting in such shareholder's stead. A shareholder entitled to attend, speak and vote at a meeting is entitled to appoint one or more proxies to attend, speak and vote or abstain from voting in such shareholder's stead.**

Where more than one proxy is appointed by a shareholder, each such proxy must be appointed only in respect of a specified number of all of the shares held by such shareholder in the Company and the aggregate of all such specified number of shares in respect of which proxies are appointed by such shareholder must not exceed the aggregate number of shares held by such shareholder.

A proxy need not be a shareholder. A form of proxy is attached for completion by any certificated or "own-name" registered dematerialised shareholder who is unable to attend in person. Should any shareholder require further copies of the forms of proxy, please contact Link Market Services SA (Proprietary) Limited. Forms of proxy must be completed and must be lodged with, or posted to the offices of, the Company's transfer secretaries, Link Market Services SA (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), to be received not less than 48 hours before the time of the annual general meeting (excluding Saturdays, Sundays and South African public holidays). A certificated or "own-name" registered dematerialised shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should he/she subsequently decide to do so.

Holders of dematerialised shares, other than "own-name" registered dematerialised shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the annual general meeting and obtain the necessary authorisation from their CSDP or broker to attend the annual general meeting or, alternatively, provide their CSDP or broker with their voting instructions should they not be able to attend the annual general meeting in person.

By order of the board

African Bank Investments Limited

Craig Brighten
Company Secretary

Registered office
59 16th Road
Midrand
1685

Private Bag X170
Midrand
1685

Directors

AS Mabogoane* (Chairman)

G Schachat (Executive Deputy Chairman)

L Kirkinis (Chief Executive Officer)

N Adams*

A Fourie

DB Gibbon*

BD Goba*

MC Mogase*

MEK Nkeli*

TM Sokutu

BPF Steele*

GZ Steffens*

A Tugendhaft*

DF Woollam

* *Non-executive*

Directors' Curricula Vitarum

Gordon Schachat (55)	**Executive deputy chairman**
Date appointed	01/07/1995
Business address	Courtyards on Oxford No 4 25 Oxford Road Forest Town 2193
Nationality	South African
Directorships	Executive director of African Bank Limited and Ellerine Holdings Limited
Profile	Gordon was one of the original founders and architects of the ABIL group in partnership with Leon Kirkinis, the current CEO. His business career spans nine years with the Schachat housing group, thereafter 13 years in the field of private equity and investment banking which, in partnership with the Hollard Group in 1995, culminated in the listing of the Baobab Investment Trust, the forerunner of the current ABIL group.
Mutle Constantine Mogase (43)	**Independent non-executive director**
Date appointed	12/03/2007
Business address	59 16th Road Halfway House Midrand 1685
Qualifications	BComm, Executive Development Programme, Graduate Diploma in Corporate Governance
Nationality	South African
Directorships	Non-executive director of African Bank Limited, Air Liquide, Blue IQ Investments (Proprietary) Limited, Comcorp (Proprietary) Limited, ECI Africa Consulting (Proprietary) Limited, Eastern Platinum Limited, Incwala Resources (Proprietary) Limited, Datapro Group Limited, Spescom Limited, JP Morgan Advisory Board, Vantage Capital Group, Vantage Capital Investments (Proprietary) Limited and Kwikspace Modular Buildings Limited
Profile	Mutle was a joint founder of MMR Equity Capital, which merged with Vantage Capital in 2001. He is currently the Executive Chairman of Vantage Capital Group. Vantage Capital is an investment and finance services group. The group manages a mezzanine fund with committed capital of over R1 billion sourced from local and international institutions including Old Mutual, PIC, Vunani, CDC and FMO (a Dutch Development Bank). The group also manages other investments of over R2,5 billion. Mutle has also been a key member of the team that developed the Financial Services Charter and has also been appointed to the Charter Council. He was Chairman of the Micro Finance Regulatory Council ("MFRC") and it was during his tenure that the National Credit Act ("NCA") was developed.

Nicholas Adams (48)	Independent non-executive director
Date appointed	01/02/2008
Business address	23 Eden Nature Reserve, on the road to Sabie, Nelspruit
Qualifications	BComm (Hons) (UCT)
Nationality	South African
Directorships	Findlay's Properties No. 5 (Proprietary) Limited, Swanvest (Proprietary) Limited, MKP Holdings (Proprietary) Limited, TukTuk Investments (Proprietary) Limited, Walter H. Adams (Kimberley) Limited, Wildnetafrica (Proprietary) Limited, Nettreasury Services (Proprietary) Limited, Gardenof Development Company (Proprietary) Limited, African Bank Limited
Profile	Nic completed his articles at Deloitte in 1985 and was a partner of Deloitte during 1988 to 1995. Nic was one of the Managing Shareholders of Baobab Solid Growth, the original ABIL. He was a non-executive director of ABIL during the period 1999 to 2003. He is currently a private equity investor investing own funds in a variety of unlisted investments, mostly venture or development capital in the IT, Training and Tourism/Wildlife industries. He is the chairman of the group's risk committee and member of the audit committee.

Mpho Elizabeth Kolekile Nkeli (43)	Independent non-executive director
Date appointed	10/03/2008
Business address	61 Katherine Street Sandton
Qualifications	BSc Environmental Science, MAP (Wits), MBA (Gibs)
Nationality	South African
Directorships	She serves on a number of subsidiary boards of the Alexander Forbes Group. She is a director of Bagale Investment Holdings and African Bank Limited
Profile	Mpho has worked for a number of companies in marketing, communications, HR and transformation positions for the past 15 years. She has also worked as a development and disability consultant for almost three years. She is currently the Group Executive Director of HR and Transformation at Alexander Forbes. She is a past non-executive director of Ellerine Holdings Limited and served on various board committees. She currently serves on the group's remuneration and transformation committee.

David Farring Woollam (44)	Executive director
Date appointed	01/11/2002
Business address	59 16th Road Halfway House Midrand 1685
Qualifications	CA(SA)
Nationality	South African
Directorships	Executive director of African Bank Limited and other group subsidiary companies
Profile	Dave joined ABIL as group financial director in November 2002 with responsibility for the group finance, treasury and investor relations functions within ABIL's operational structure. Dave was promoted to Managing Director of African Bank in February 2008 shortly after the acquisition of the Ellerines group by ABIL. Dave served as financial director of BoE Limited from 1999 to 2002 after returning from London where he spent some 11 years working in the financial services industry.

Designed by motiv

Printed by INCE

BANK

African Bank Investments Limited
(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN : ZAE000030060
Preference share code: ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

Form of proxy

Instructions:

For use in respect of the 2007 Annual General Meeting of the Company to be held on Friday, 30 May 2008 at African Bank Limited, 59 16th Road, Halfway House, Midrand at 11h00 ("the annual general meeting").

For use only by ABIL shareholders holding certificated shares and shareholders who have dematerialised their shares and who have elected "own-name" registration. Please note that, while preference shareholders are entitled to attend and speak at the annual general meeting, either in person or represented by proxy, preference shareholders shall not be entitled to vote, either in person or by proxy, at the annual general meeting. Accordingly any aspect of this proxy form regarding voting does not apply to the preference shareholders. If any preference shareholder completes any part of the voting instructions below, those instructions will not apply and will be disregarded.

ABIL shareholders who have already dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker must not complete this form of proxy and must provide their CSDP or broker with their voting instructions, except for shareholders who have elected "own-name" registration in the sub-register through a CSDP or broker, which shareholders must complete this form of proxy and lodge it with their CSDP or broker in terms of the custody agreement entered into between them and their CSDP or broker. Holders of dematerialised shares wishing to attend the annual general meeting must inform their CSDP or broker of such intention and request their CSDP or broker to issue them with the necessary authorisation to attend.

I/We (BLOCK LETTERS please) ______________________

of (address) ______________________

Telephone Work (   ) ______________________ Telephone Home (   ) ______________________

hereby appoint *(see note 2 overleaf)*:

1. ______________________ or failing him/her

2. ______________________ or failing him/her,

3. the chairman of the annual general meeting of shareholders,

as my/our proxy to act for me/us at the annual general meeting and at each adjournment or postponement thereof in respect of all, or, if not all, the following lesser number, of the ordinary shares and/or the preference shares registered in my/our name *(see note 3 overleaf)*: [   ]

My/our proxy (if I am/we are an ordinary shareholder) is instructed to vote for and/or against the following resolutions, with or without modification, and/or abstain from voting in respect of the above number of ABIL shares as follows:

		For	Against	Abstain
Ordinary resolution number 1	Re-election of the following directors:			
	4.2 Gordon Schachat			
	4.3 Mutle Constantine Mogase			
	4.4 Nicholas Adams			
	4.5 Mpho Elizabeth Kolekile Nkeli			
	4.6 David Farring Woollam			
Ordinary resolution 2 – The re-appointment of auditors				
Special resolution 1 – Approval to grant loans to certain employees				
Special resolution 2 – General authority for share repurchases				

(Tick whichever is applicable. If no directions are given, the proxy will be entitled to vote or to abstain from voting, as that proxy deems fit.)

Signed at ______________________ on ______________________ 2008

Signature ______________________

Assisted by (where applicable)

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of ABIL) to attend and speak (and, where such shareholder is an ordinary shareholder, vote) in place of that shareholder at the annual general meeting of shareholders. Please read the notes on the reverse side hereof.

Notes to proxy

1. Holders of non-redeemable, non-cumulative, non-participating preference shares shall not be entitled to vote, either in person or by proxy, at the annual general meeting.
2. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.
3. A shareholder who wishes to appoint more than one proxy must complete a separate form of proxy for each proxy such shareholder wishes to appoint. Any shareholder who requires further copies of the forms of proxy should contact Link Market Services SA (Proprietary) Limited. Where more than one proxy is appointed by a shareholder, each such proxy must be appointed only in respect of a specified number of all of the shares held by such shareholder in the Company and the aggregate of all such specified number of shares in respect of which proxies are appointed by such shareholder must not exceed the aggregate number of shares held by such shareholder. Where such aggregate number of shares is exceeded, any of the proxy forms causing such result may be excluded at the annual general meeting.
4. An ordinary shareholder's voting instructions to the proxy must be indicated by the insertion of the relevant number of shares in respect of which such proxy is appointed in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all of the ordinary shareholder's votes exercisable thereat, but subject to the following. An ordinary shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast by the shareholder or his/her proxy/ies and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder.
5. Forms of proxy must be lodged with, or posted to the offices of, the Company's transfer secretaries, Link Market Services SA (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), to be received not less than 48 hours before the time of the annual general meeting (excluding Saturdays, Sundays and South African public holidays).
6. The completion and lodging of this form of proxy by shareholders holding certificated shares and shareholders who have dematerialised their shares and who have elected "own-name" registration will not preclude such shareholders from attending the annual general meeting of shareholders and speaking and (in the case of ordinary shareholders) voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their shares and who wish to attend the annual general meeting must instruct their CSDP or broker to issue them with the necessary authority to attend.
7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy.
8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
9. Any person present and entitled to vote on a show of hands as an ordinary shareholder or as a proxy or as a representative of a body corporate shall, on a show of hands, have only one vote, irrespective of the number of shares he holds or represents.
10. On a poll, every ABIL ordinary shareholder (present in person or represented by proxy) shall have one vote for every ABIL share held by such shareholder.
11. An ordinary or a special resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll is demanded by the chairman of the annual general meeting or any person entitled to vote at the annual general meeting.
12. If a poll is demanded, an ordinary or a special resolution put to the vote shall be decided on a poll.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

SALIENT DATES AND TIMES REGARDING THE ACQUISITION BY ABIL OF THE ENTIRE ISSUED SHARE CAPITAL OF ELLERINES BY WAY OF A SCHEME OF ARRANGEMENT ("THE SCHEME") AND UPDATE REGARDING THE FULFILLMENT OF ALL OUTSTANDING CONDITIONS PRECEDENT

Further to the joint announcement published by ABIL and Ellerines on SENS on Thursday, 6 December 2007, ABIL and Ellerines shareholders are advised that:

1 on Wednesday the 19th of December 2007 the Competition Tribunal approved the proposed acquisition of Ellerines by ABIL in terms of the Competition Act, 1998 (Act 89 of 1998) unconditionally; and

2 on Thursday the 20th of December 2007 the Registrar of Companies registered a certified copy of the Order of Court sanctioning the Scheme.

All of the conditions precedent relating to the Scheme have now been fulfilled. The final salient dates and times of the scheme are:

Last day to trade Ellerines shares on the JSE, NSX and BSE in order to be recorded in the register on the record date of the scheme on	Friday, 11 January 2008
Date of suspension of Ellerines' listing on the JSE, NSX and BSE from the commencement of business on	Monday, 14 January 2008
Listing of newly issue ABIL ordinary shares on	Monday, 14 January 2008
Record date of the scheme to determine participation in the scheme	Friday, 18 January 2008
Date from which the scheme consideration will be made available or posted to certificated scheme participants (if the form of surrender and transfer and the documents of title are received by the transfer secretaries on or prior to 12h00 on the record date of the scheme or failing that, within 5 (five) business days of receipt of the surrender and transfer form and relevant documents of title by the transfer secretaries). Dematerialised scheme participants will have the scheme consideration credited to their account held at their CSPD or broker on the operative date	Monday, 21 January 2008
Operative date of the scheme from the commencement of business on	Monday, 21 January 2008
Termination of listing of Ellerines shares from the JSE, NSX and BSE on	Tuesday, 22 January 2008

Johannesburg

20 December 2007

Investment bank and sponsor to Ellerines

Nedbank Capital

Attorneys to Ellerines

Cliffe Dekker

Merchant bank and transaction sponsor to ABIL
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

PROPOSED ACQUISITION BY ABIL OF THE ENTIRE ISSUED SHARE CAPITAL OF ELLERINES BY WAY OF A SCHEME OF ARRANGEMENT ("THE SCHEME"): UPDATE REGARDING THE DATE OF THE COMPETITION TRIBUNAL HEARING.

Further to the joint announcement published by ABIL and Ellerines on SENS on Tuesday, 4 December 2007, ABIL and Ellerines shareholders are advised that the Competition Tribunal hearing regarding the proposed acquisition of Ellerines by ABIL will take place on 19 December 2007. The Competition Commission has recommended to the Competition Tribunal that the acquisition be approved unconditionally. The remaining conditions precedent that have not yet been fulfilled are:

1. the Competition Tribunal approving the proposed acquisition of Ellerines by ABIL in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to ABIL; and
2. a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Companies Act.

The final dates and times of the scheme will be released on SENS and published in the South African press as they become known.

Johannesburg

6 December 2007

Investment bank and sponsor to Ellerines

Nedbank Capital

Attorneys to Ellerines

Cliffe Dekker

Merchant bank and transaction sponsor to ABIL
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

PROPOSED ACQUISITION BY ABIL OF THE ENTIRE ISSUED SHARE CAPITAL OF ELLERINES BY WAY OF A SCHEME OF ARRANGEMENT ("THE SCHEME"): UPDATE REGARDING THE COMPETITION COMMISSION FINDINGS

Further to the joint announcement published by ABIL and Ellerines on SENS on Friday 30 November 2007, ABIL and Ellerines shareholders are advised that the Competition Commission has recommended to the Competition Tribunal that the proposed acquisition of Ellerines by ABIL be approved unconditionally. The remaining conditions precedent that have not yet been fulfilled are:

1. the Competition Tribunal approving the proposed acquisition of Ellerines by ABIL in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to ABIL; and
2. a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Companies Act.

A further announcement regarding the anticipated timing of the Competition Tribunal proceedings and the final dates and times of the scheme will be released on SENS and published in the South African press as they become known.

Johannesburg

4 December 2007

Investment bank and sponsor to Ellerines

Nedbank Capital

Attorneys to Ellerines

Cliffe Dekker

Merchant bank and transaction sponsor to ABIL
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

PROPOSED ACQUISTION BY ABIL OF THE ENTIRE ISSUED SHARE CAPITAL OF ELLERINES BY WAY OF A SCHEME OF ARRANGEMENT ("THE SCHEME"): DELAY OF SALIENT DATES AND TIMES AND OUTSTANDING CONDITIONS PRECEDENT

Further to the announcement published by Ellerines on SENS on Wednesday, 31 October 2007, Ellerines and ABIL shareholders are advised that the conditions precedent that have not yet been fulfilled are:

1. the Competition Tribunal approving the proposed acquisition of Ellerines by ABIL in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to ABIL; and
2. a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Companies Act.

The Competition Commission has indicated that due to unforeseen administrative delays, it has been unable to finalise its recommendation to the Competition Tribunal in respect of the proposed acquisition of Ellerines by ABIL. Accordingly, Ellerines and ABIL have agreed with the competition authorities to an extension for filing its recommendation until Tuesday, 4 December 2007. The salient dates and times published in the circulars to Ellerines and ABIL shareholders assumed that all conditions would have been met by 30 November 2007 and as a result, the salient dates and times will be delayed. A further announcement regarding the final dates and times of the scheme will be released on SENS and published in the South African press in due course.

Johannesburg

30 November 2007

Investment bank and sponsor to Ellerines
Nedbank Capital

Attorneys to Ellerines
Cliffe Dekker

Merchant Bank and transaction sponsor to ABIL
FirstRand Bank Limited, acting through Rand Merchant Bank Corporate Finance

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

No change statement and notice of annual general meeting - 21/12/2007

2007-12-21

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code: ABL & ISIN: ZAE000030060
Preference share code: ABLP & ISIN: ZAE000065215
("ABIL")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

No change statement

As of today, 21 December 2007, ABIL's annual report is available on its website at **www.africanbank.co.za.** With regard to the audited results for the year ended 30 September 2007, shareholders are advised that the annual financial statements will be distributed to shareholders on or about 27 December 2007 and contain no modifications to the reviewed results which were published on SENS on 12 November 2007.

Notice to annual general meeting

Notice of ABIL's annual general meeting of shareholders will be given at a later date.

Midrand
21 December 2007
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
Incorporated in the Republic of South Africa
Registered bank controlling company
Registration number 1946/021193/06
Share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

Director: Thamsanqa Mthunzi Sokutu
Company: ABIL
Office held: Executive Director
Nature of transaction: Purchase of shares
Number of shares: 218 000
Average sales price: 3197
Date of Transaction: 21 December 2007
Total value of Transaction: R6 970 438.26
Security class: Ordinary shares
Nature and extent of director's interest: Direct Beneficial
Clearance :The required clearance per rule 3.66 was obtained

Midrand
21 December 2007
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

2008-02-06

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL")

TRADING UPDATE FOR THE FIRST QUARTER ENDING 31 DECEMBER 2007

ABIL issues quarterly updates in order to provide investors with more timely insights into strategic and operational performance trends. These updates cover certain key metrics but are not in themselves indicators of the group□s profitability.

For the first time, this update incorporates information relating to the operational performance of Ellerine Holdings Limited (□Ellerines□) for the four months from its financial year-end to the end of December 2007. However, given that ABIL acquired effective control over Ellerines in January 2008, the financial results for this period will fall in the pre-acquisition period.

For the purposes of this trading update, the operations of Ellerines (including its financial services activities) have been addressed separately under the heading Ellerines, whilst the ABIL business prior to the acquisition of Ellerines is dealt with separately under the heading of African Bank. When ABIL reports it□s interim results for the period ended 31 March 2008, the group will provide further segmentation of the results into financial services and retail operations in order to allow for more meaningful comparisons to be made to the relevant sectors in which ABIL operates.

African Bank

Demand for credit remained strong during this quarter, resulting in sales of new loans granted, increasing by 46% to R2,6 billion over the equivalent period last year and 25% over the fourth quarter of the 2007 financial year. Advances grew by 13% in the quarter from R10,9 billion to R12,3 billion and 45% in the 12 months to 31 December 2007. This quarter is traditionally the busiest in terms of sales volumes and accordingly the above growth percentages should not be extrapolated for the rest of the year. Sales and advances growth for the full year are expected to be at the upper end of the previously communicated 2008 target ranges.

The latest series of price cuts which took place in September 2007, and a continuing shift in the weighting of sales to the medium and low risk clients is expected to result in the decline in the total average yield being on target for the full year.

Asset quality has been impacted by the tighter credit cycle and changes to debit order collection mechanisms (NAEDO) introduced in 2007. However, the group□s vintage charts continue to perform within the targeted range and have begun trending lower following certain underwriting changes made over the last year. The average term of new loans granted reached a peak of 34 months in October 2007, but was reduced through underwriting interventions to 31 months by December 2007. Application approval rates have also declined in the quarter to an average of 68% from over 70%, due to tighter affordability criteria across all risk bands.

Non-performing loans (NPLs) rose in the quarter from R3.0 billion to R3.3 billion, and as a percentage of gross advances declined to 26,5% (September 2007: 27.6%). This

ratio is however, distorted by the rapid growth in advances on which NPLs have not yet emerged. NPL provision coverage remained steady at 63,4% (September 2007: 63,0%). The bad debt charge to average gross advances for the year is expected to be at the upper end of the targeted range.

A continuing focus on cost management and strong growth in the advances book will result in operating costs to average gross advances being at the lower end of the 2008 targeted range. This, together with the ongoing refinement of our credit underwriting models, will allow the group to continue to effect price reductions to its customers.

Ellerines

Sales of merchandise for the period ending 7 January 2008 increased by 3% over the equivalent period last year as consumers felt the effect of rising inflation and interest rates. Sales in the credit brands increased by 6% while the cash brands decreased by 5%. The group□s brands that target consumers in the lower income sector increased sales by 13%, whilst those that target consumers in the middle and higher income sector had a decrease in sales of 7% and 3% respectively, as consumers in these markets are most affected by rising interest rates. After adjusting for new stores and store closures, the like for like increase in sales for this period is 1%.

An immediate key area of focus is the development of strategies to compensate for these difficult trading conditions, including further segmentation of the credit risk underwriting models with the aim of offering meaningful price reductions in the cost of credit for the majority of its customers.

The asset quality has been negatively impacted by poorer collections which has resulted in the arrears to gross advances increasing from 16,4% in August 2007 to 16,6%. ABIL will during the period to the interim results, translate the asset quality ratios and trend indicators for Ellerines to bring them in line with group practice.

General

The strategic integration of Ellerines into ABIL commenced in January 2008, with the aim of optimizing the opportunities available to the enlarged group to play a leading role in the reshaping of the retail and financial services offerings to this market. The current market conditions provide the ideal platform to validate these strategies. Further details in this regard will be provided at the interim reporting stage.

The capital optimization plan is on track to release surplus capital within 18 months and the group expects to commence shortly with the implementation of a black economic empowerment programme for Ellerines.

ABIL Group targets

As communicated previously, revised targets for the new ABIL group will be announced at the interim reporting stage together with separate targets for the African Bank and Ellerines businesses.

Changes to the boards and management structures

As a result of the acquisition of the Ellerines group, ABIL has made certain changes to its board of directors and management structures. Please refer to the SENS announcement of 4 February 2008 for further detail.

On behalf of the board
6 February 2008

This announcement, together with a short presentation, is available on the African Bank Investments Limited website at **http://www.africanbank.co.za.**

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL")

ABIL ISSUES R1BILLION, SENIOR UNSECURED 5-YEAR BOND

African Bank Limited, a wholly-owned subsidiary of African Bank Investments Limited has issued R1 billion senior unsecured bonds, with a coupon of 11,85% per annum, paid semi-annually and with a redemption date of 18 February 2013 (ABL7).

The ABL7 bond will be listed on the Bond Exchange of South Africa (BESA) on 18 February 2008. The bonds were issued at a credit spread of 305bps above the government benchmark R201 bond, or 293bps over the BEASSA 5-year risk free rate.

The bond issue was arranged and led by Nedbank Capital, a division of Nedbank Limited, and is the seventh tranche of senior unsecured bonds under the R5 billion domestic medium term note programme.

For further information please contact David Woollam on 011 256 9234 or Nga Kugotsi (Group Treasurer) on 011 256 9242.

Midrand
14 February 2008

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

CHANGES TO THE BOARD AND MANAGEMENT STRUCTURES OF ABIL AND ITS SUBSIDIARIES

African Bank Investments Limited ("ABIL") has acquired Ellerine Holdings Limited ("Ellerines") with effect from January 2008. Accordingly, the group now effectively consists of a financial services business (African Bank) and a retail business (Ellerines), and as a result the following changes to the board and management structures have been implemented:

Executive Management structure
Historically, Leon Kirkinis has played the dual role of CEO of ABIL and African Bank, as the group has been run as a unitary business. As a result of the enlarged group, these roles have been split, with Leon Kirkinis remaining CEO of the ABIL group, with a focus primarily on driving the strategic direction of the group and overseeing the integration and optimisation of the Ellerines business within the ABIL group.

Dave Woollam has been appointed as chief executive of African Bank, and will be responsible for the day to day operations of the financial services businesses, including the integration of the Ellerines financial services activities into African Bank. Tami Sokutu, executive director responsible for ABIL's group risk functions, will expand his division to cover both the African Bank and Ellerines businesses.

Toni Fourie, who has had extensive previous experience in retail operations and has been instrumental in repositioning African Bank's distribution footprint, branding and customer service propositions, has been appointed the chief executive of Ellerines. Toni takes over from Peter Squires, who will remain an executive director of Ellerines until he retires in March 2008. Marc Moca and Bruce Sinclair remain on the Ellerines board as executive directors performing the roles of COO and CFO respectively, whilst Denzil McGlashan (Chairman of the Ellerines board) and Reg Rawlings (Finance director) have both retired from Ellerines.

Non-executives director changes
In terms of ABIL's articles, a term limit policy states that non-executive directors may not hold office for more than 6 years. However, in order to maintain continuity, no more than 3 non-executive directors will be required to retire per this policy in any one year. As a result, the following non-executive directors have or will be retiring from both the ABIL and African bank boards:

- Daniel Tembe and Ramani Naidoo, chairperson of the directors' affairs committee, have retired with effect from 1 February 2008, and
- Gunter Steffens, chairman of the group risk committee, will be retiring with effect from 31 May 2008.

The following non-executive director appointment and consequential changes to the ABIL and African Bank board sub-committees have also been made:

- Nick Adams has been appointed as a non-executive director of ABIL and African Bank, and from 1 June 2008, will be appointed chairman of the group risk committee, and
- Mutle Mogase, an existing director on the ABIL and African Bank boards, has been appointed as chairman of the directors' affairs committee.

Further non-executive director appointments are planned and these will be announced as soon as the relevant corporate governance and regulatory procedures have been completed.

The composition of directors of the ABIL and African Bank boards continue to mirror each other.

Company Secretary:

Craig Brighten, in addition to being the current Ellerines company secretary, has been appointed as the company secretary for ABIL and African Bank.

Effective date:

All the above changes, unless stated otherwise, are effective from 1 February 2008.

Word of thanks:

ABIL would like to thank the Ellerines and ABIL directors who have retired or resigned for their years of dedication and valued input. In particular, a word of thanks to Denzil McGlashan, Peter Squires and Reg Rawlings, who played an instrumental role in bringing the ABIL acquisition of Ellerines to fruition, and who tirelessly put the interests of the business and its stakeholders above their own.

Johannesburg

4 February 2008

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

ABIL APPOINTS NON-EXECUTIVE DIRECTOR

ABIL is pleased to announce the appointment from 7 March 2008, of Mpho Nkeli as non-executive director of ABIL and African Bank Limited, previous a non-executive director of Ellerine Holdings Limited.

Ms. Nkeli qualified in 1996 with her BSC and obtained her MBA in 2004. Over the past 15 years she has worked for a number of companies in marketing, communications, human resources and transformation positions. Currently Ms Nkeli is the Group Executive Director of Human Resources and Transformation at Alexander Forbes.

Ms. Nkeli will join ABIL's Group Transformation and Remuneration Committee, providing valuable insight given the depth of experience that she has in this area.

For further information, please contact:
Leon Kirkinis - CEO: ABIL
Tel : (011) 256-9232

Midrand
7 March 2008

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL")

ACQUISITION OF ELLERINE HOLDINGS LIMITED ("ELLERINES") – NET ASSET VALUE AS AT EFFECTIVE DATE (INCLUDING ALIGNMENT OF ACCOUNTING POLICIES) AND PURCHASE PRICE ALLOCATION

Introduction

This announcement has been released in order to give investors an insight into the acquisition date financial statements of Ellerines and to provide a more meaningful understanding of the effect that Ellerines will have on the interim results of the consolidated ABIL group to be published on 26 May 2008.

The acquisition date of Ellerines has been set at 7 January 2008, being the nearest practical Ellerines month-end to when ABIL gained effective control of the Ellerines group. As a result, the ABIL group will consolidate the Ellerines balance sheet into its financial statements as at the above date, and will include three months of Ellerines earnings into its interim results for the six month period to 31 March 2008.

The process in determining the acquisition date financial statements has involved the following steps:

1. The preparation of the Ellerines financial statements for the four month period from 31 August 2007, being its last published year end, to 7 January 2008, based on the consistent application of the accounting policies of the Ellerines group.
2. Adjustments applied to the Ellerines financial statements as at 7 January 2008 in order to align them with ABIL's accounting policies.
3. The calculation of the purchase price based on the issue of ABIL shares in exchange for 100% of the Ellerines ordinary shares.
4. The application of IFRS 3 – Business Combinations, in order to determine the allocation of the purchase price to the acquired assets and liabilities and residual goodwill.

The following sections contain a detailed description of the above steps and the attached annexures reflect the financial effects thereof.

1) Financial statements of Ellerines for the four month period ended 7 January 2008.

Ellerines last published financial statements were for the 12 months ended 31 August 2007, in which the net asset value, including intangible assets and goodwill, was reported as R5 160 million. During the four month period ended 7 January 2008, using consistently applied Ellerines accounting policies, the group earned a net profit after tax

of R406 million. In addition, a net dividend of R135 million (117.3 cents per share final dividend for 2007) was paid and there was a further R9 million reduction in reserves for items charged directly to equity. This resulted in an increase in the net asset value for the four month period to 7 January 2008 of R262 million to R5 422 million, prior to realignment of the accounting policies and the application of IFRS 3.

2) Adjustments for the realignment to ABIL's accounting policies

ABIL has conducted a detailed review of the Ellerines accounting policies and the application thereof, and has made a number of adjustments to the financial statements as at 7 January 2008, in order to bring these in line with ABIL's accounting policies. The adjustments set out below are included on the attached annexures below which reflects their impact on the Ellerines consolidated balance sheet as at 7 January 2008.

a) Insurance income recognition – pre introduction of the National Credit Act ("NCA")

Prior to the introduction of the NCA, credit life and product insurance was charged as a single upfront premium and this was capitalised into the debtors loan account and repaid by the customer over the term of the loan. A major portion of the premiums received by the insurance company were then reinsured, and based on Ellerines' interpretation of this reinsurance policy, a significant portion of the premium income was recognised immediately as revenue.

ABIL, at the time of the due diligence, reviewed the terms of the reinsurance contracts, and was of the view that the nature of these contracts were more akin to stop loss / catastrophe cover, and in substance very little underwriting risk is transferred to the reinsurer. Consequently, since Ellerines retains nearly all the underwriting risk, ABIL believes that the insurance premiums should be amortised over the term of the policies. The effect of this change is to reverse a portion of the income previously recognised, by raising a provision of R339 million for unearned premiums, based on the unexpired portion of the premiums as at 7 January 2008. Since no new single premium policies were issued after the introduction of the NCA, this unearned premium provision will unwind through the income statement over the remaining 15 month average term of the policies.

b) Insurance income recognition – post NCA

The NCA requires that credit life and short term product insurance policies be based on monthly premiums charged over the term of the underlying credit agreement. Thus whilst the insurance company has a conditional contract for a future string of premiums, the debtors account will only be charged for premiums as and when they fall due. Ellerines entered into reinsurance contracts for the total future premiums and recognised the majority of these future premiums as revenue. As a consequence, a receivable (actuarial insurance asset) was created against which the future premiums would be set off as and when they were received. Based on ABIL's interpretation of the reinsurance contracts as set out above, the acquisition date financial statements of Ellerines have incorporated an adjustment of R628 million, being the reversal of the actuarial insurance asset, thereby derecognising the unearned premium income.

Given that VAT was paid on the income previously recognised, a consequential change is the creation of a VAT receivable asset of R124 million.

The net effect of the adjustments in paragraphs 2(a) and 2(b) reinstates the future income stream on all insurance policies, such that there is a constant yield earned over the term of a loan agreement and related insurance policy, rather than the previously front-end skewed income profile. Due to the short-term nature and wide diversification of the insurance portfolio, ABIL has traditionally not considered it appropriate to enter into reinsurance contracts within its insurance subsidiary, and accordingly in line with this principle Ellerines has cancelled all reinsurance arrangements with effect from the end of March 2008.

c) Income recognition - loan origination fees

Ellerines charges an origination fee on all credit agreements, as contemplated under the NCA, and recognised the income upfront on origination of the loan. ABIL charges similar origination fees for its loans granted, but raises a deferred administration fee provision, which is then amortised over the term of the loan such that this income is recognised as an effective yield over the term of the loan.

In order to align this accounting policy, the acquisition date financial statements incorporate a provision for deferred administration fees of R109 million as at 7 January 2008, with a related deferred tax asset. All origination fees raised after 7 January 2008 will be accounted for on an effective yield basis, and thus the provision for deferred administration fees will roll forward in proportion to the advances book on which these fees are raised.

d) Provisions for doubtful debts

ABIL has conducted a detailed evaluation of the underwriting models and loan portfolio as at 7 January 2008, compared to the view that was obtained at the time of the due diligence, including vintage charts and collection data on a basis similar to that which ABIL uses. During this process, and evident from the vintage charts, it has become clear that, as a result of changes to the underwriting models introduced at the time of the NCA, the probability of default on loans written by Ellerines post-NCA has risen sharply. In addition to this, cash collection rates in Ellerines have also fallen during the period leading up to December 2007.

Accordingly, a detailed evaluation of the adequacy of provisions on impaired loans was performed, using ABIL's IAS 39 provisioning models. The Ellerines IAS 39 provisioning models are less conservative than ABIL's in that they are slower to reflect the impact of a deterioration in cash collections and the discount factor used to present value the expected cash flows needs to incorporate the total yield earned on a loan (as adjusted above), rather than just the interest rate earned on a loan. As a result, the acquisition date financial statements contain a further increase of R340 million in provisions for impaired loans.

Since gaining control of the Ellerines business, ABIL has implemented certain initial underwriting changes to correct the high default rates that emerged in the second half

of 2007, and expects benefits from these to begin to feed through during the latter part of the 2008 financial year.

3) Calculation of the purchase price

The acquisition of Ellerines was based on an equity-for-equity exchange, and therefore in accordance with IFRS 3 – Business Combinations, the fair value of the purchase consideration needs to be determined.

The total purchase consideration of 306 263 893 ABIL ordinary shares was split into two parts, namely 294 706 784 ABIL ordinary shares issued to Ellerines shareholders, and a further 11 557 109 ABIL ordinary shares reserved for issue to facilitate a BEE programme similar to ABIL's.

In accordance with IFRS 3, the ABIL share price on the acquisition date, was R31.01, and therefore the fair value of the purchase consideration for the 294 706 784 ABIL ordinary shares issued to Ellerines shareholders was R9 139 million. In addition, costs borne by ABIL in relation to the acquisition of Ellerines of R24 million will be allocated to the purchase price.

In substance the 11 557 109 reserved BEE shares formed part of the gross purchase consideration offered to Ellerines shareholders and were sacrificed by them in order to facilitate a BEE programme in favour of Ellerines stakeholders. However, since there was no irrevocable committment to issue the reserved BEE shares to known parties prior to the acquisition date, these shares will fall within the scope of IFRS 2 (Share based payments), when issued.

As a result, when the BEE reserved shares are issued during the second half of the current financial year, the fair value of these shares as determined at the time of issue will be recorded as an expense through the income statement with the corresponding credit to shareholder equity, and thus has no effect on the net asset value of ABIL.

4) Purchase price allocation in terms of IFRS 3 – Business combinations

In terms of IFRS 3, when allocating the purchase price (as calculated above), certain adjustments are required to be made to the balance sheet of Ellerines on the acquisition date in order to consolidate the entity into ABIL's group financial statements and calculate the resulting goodwill on acquisition. The primary steps relevant to Ellerines to complete this exercise were to;

- Prepare a consolidated balance sheet for the Ellerines group as at 7 January 2008, being the acquisition date.
- Value all the assets and liabilities on the balance sheet at their fair values as at the acquisition date.
- Recognise as an asset all identifiable intangible assets that meet the definition of such in terms of IAS 38 – Intangible assets.
- Recognise as a liability all contingent liabilities, where the fair value of that contingent liability can be reliably measured.

- Recognise goodwill as an asset, being the excess of the fair value of the purchase price over the net asset value of Ellerines, after making the above adjustments.

The adjustments set out below are included on the attached annexures, which reflects the impact of these preliminary adjustments on the Ellerines consolidated balance sheet (adjusted for accounting policy alignment) as at 7 January 2008. In terms of IFRS 3, ABIL has a period of 12 months from date of acquisition to finalise the determination of these adjustments. Some of these adjustments are best estimates at this stage based on determinations which are still in the process of being finalised.

a) Fair value of assets and liabilities

i) Owner occupied properties have been increased by R93 million to reflect the market valuation of these properties as at the acquisition date and a corresponding deferred taxation liability of R26 million has been raised. Future depreciation charges will be based on the increased valuations.

ii) In terms of IFRS, existing property leases must be evaluated at current market rentals and an asset or liability created to reflect the present value of the differential rental over the remaining term of the lease. In Ellerines' case, certain leases are currently below equivalent market rentals and accordingly an asset of R94 million has been raised, with a corresponding deferred taxation liability of R27 million. This asset and deferred tax liability will be amortised through the income statement over the remaining term of the leases.

iii) As discussed in paragraph 2(d) above, ABIL's analysis of the loans underwritten during the period from June 2007 to December 2007 indicate a higher level of expected default than that which was assumed in the Ellerines underwriting and pricing models. ABIL anticipates that the actual credit losses that will emerge out of this portfolio will be approximately 10% higher than previous levels and those assumed in the pricing models. Loans that have already defaulted are included in NPLs and therefore the IAS 39 provisioning model has been updated to take into account the lower expected cashflows.

However, loans that are classified as performing do not carry full provisions and therefore these known but future losses will only be recognised in future periods. Accordingly, ABIL has made a further fair value adjustment to the carrying value of performing advances of R403 million, based on a detailed model evaluating future expected cashflows and comparing these to the underwriting assumptions.

This fair value adjustment will be netted off against gross advances and amortised over the remaining term of the performing portfolio. The effect of the above adjustment ensures that the carrying value (after impairment and fair value adjustments) of the loans acquired on the 7 January 2008, will earn a market related yield to maturity.

b) Intangible assets

i) The Ellerines consolidated balance sheet contains trademarks of R311 million raised on the purchase of Relyant, which were deemed to have an indefinite life. These have been reversed and the total trademark values for all businesses

within Ellerines have been provisionally evaluated for the purposes of the ABIL purchase price allocation.

ii) Valuations of all the brands within the Ellerines group are being conducted by external experts and accordingly a provisional asset of R1 002 million has been raised. In addition, in terms of IFRS 3, a deferred tax liability of R291 million has been raised against these trademarks. The trademarks (together with related deferred tax) will be amortised through the income statement based on their estimated useful lives which ranges between 10 and 15 years (an average life of 12.5 years). Should the final valuations and the audit thereof reveal any differences from the above provisional value, adjustments will be made at the year-end with a corresponding adjustment to goodwill.

c) Contingent liabilities

Contingent liabilities, as defined under IAS 37 – Provisions, contingent liabilities and contingent assets, of R75 million have been raised as at 7 January 2008, together with a related deferred tax asset of R14 million.

d) Residual goodwill on acquisition of Ellerines

After adjusting for the above items, the net asset value of Ellerines as at 7 January 2008, as reflected on the attached annexures, was R4 604 million. Against the purchase price of R9 163 million, the goodwill arising from the acquisition of Ellerines is R4 559 million in addition to the historic goodwill of R767 million recorded in the Ellerines balance sheet as at 7 January 2008.

Conclusion

The above adjustments, with the exception of the increased impairment provisions, were anticipated at the time of the acquisition, and have resulted in the establishment of a base for the accrual of income earned from financial assets. The increased impairment provisions raised over and above that considered necessary at the time of the due diligence, have resulted in the net asset value of Ellerines on the acquisition date financial statements being approximately R450 million lower than that which was previously envisaged, and consequently the goodwill is higher by the equivalent amount. The adjustments contained in this document creates the platform to enable the measurement of the financial results of the Ellerines business since its acquisition on a basis consistent with that of ABIL.

This announcement is available on the African Bank Investments Limited website at http://www.africanbank.co.za.

CONFERENCE CALL

Leon Kirkinis, ABIL's CEO, will conduct a conference call for investors, fund managers and analysts on Wednesday 07 May 2008. The conference call will take the form of a short walk through of the announcement, followed by questions.

CONFERENCE CALL TIMES

South Africa: 16:00pm

United States: 09:00am Eastern Time

United Kingdom: 15:00pm

Access numbers for participants dialling from their country:

South Africa	Toll	011 535 3600
	Toll Free	0800 200 648
United States	Toll	1 412 858 4600
	Toll Free	1800 860 2442
United Kingdom	Toll Free	0800 917 7042

PLAYBACK

A replay of the recording will be available for 48 hours should you be unable to participate in the call and wish to listen to the announcement.

To access the replay please call:

South Africa	+27 11 305 2030
Code	2134#
USA	1 412 317 0088
Code	2134#
UK	0808 234 6771
Code	2134#

Midrand
7 May 2008

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

ANNEXURE A:

Ellerine Holdings Limited

Reconciliation of net asset value from 31 August 2007 to 7 January 2008 (acquisition date)

R'million	Gross	Less taxation effect	Net
Net asset value as at 31 August 2007			**5,160**
Normal trading movements - 4 months to 7 January 2007			262
Net profit for the period			406
Dividends distributed			(135)
Other movements in statement of changes in equity			(9)
Adjustments to align Ellerines accounting policies	(1,416)	411	(1,005)
Insurance income recognition - pre NCA loans	(339)	98	(241)
Insurance income recognition - post NCA loans	(628)	182	(446)
Income recognition - loan origination fees	(109)	32	(77)
Provisions raised on impaired loans	(340)	99	(241)
Net asset value before PPA adjustments			**4,417**
Purchase price allocation adjustments	400	(213)	187
Fair value adjustment for land and buildings	93	(26)	67
Fair value adjustment for operating leases	94	(27)	67
Fair value adjustment for performing advances	(403)	117	(286)
Intangible assets (trademarks and customer relationships)			
Reversal of carrying value in Ellerines	(311)		(311)
Fair value of intangible assets recognised	1,002	(291)	711
Provision for contingent liabilities	(75)	14	(61)
Net asset value as at 7 January 2007 (acquisition date)			**4,604**

Calculation of purchase price and goodwill

		R'million
Purchase price		
No of share issued (excluding BEE reserved shares)	294,706,784	
ABIL ordinary share price on date of acquisition (Rands)	31.01	
Fair value of purchase consideration		9,139
Capitalisation of ABIL's acquisition costs		24
Total purchase consideration		9,163
Net asset value of Ellerines on acquistion date		(4,604)
Goodwill arising on the acquisition of Ellerines		4,559

ANNEXURE B:

Ellerines Holdings Limited

Consolidated balance sheet walkforward from 31 August 2007 to 7 January 2008 (acquisition date)

R million	Consolidated Balance sheet as at 31 Aug 07	Normal trading movements for the 4 mths to 7 Jan 08	Consolidated Balance sheet as at 7 Jan 08 (before adjustments)	Pre-acquistion adjustments to align accounting policies	Consolidated Balance sheet as at 7 Jan 08	Purchase price allocation adjustments (IFRS3)	Consolidated Balance sheet as at 7 Jan 08 (ABIL take on position)
Assets							
Property and equipment	403	7	410		410	93	503
Goodwill	767		767		767		767
Intangible assets (Trademarks etc)	311		311		311	691	1,002
Deferred tax asset	87	(84)	3	411	414	131	545
Inventories	598	212	810		810		810
Net advances	4,995	1,007	6,002	(1,540)	4,462	(403)	4,059
Gross advances	5,569	1,233	6,802	(1,091)	5,711	(403)	5,308
Deferred administration fees				(109)	(109)		(109)
Impairment provisions	(574)	(226)	(800)	(340)	(1,140)		(1,140)
Other assets	159	(14)	145		145	32	177
Taxation	3	(3)	0		0		0
Statutory assets - bank and insurance	505	73	578		578		578
Short-term deposits and cash	160	(87)	73		73		73
Total assets	**7,988**	**1,111**	**9,099**	**(1,129)**	**7,970**	**544**	**8,514**
Liabilities and equity							
Bonds and other long-term funding	457	(4)	453		453		453
Short-term funding	885	367	1,252		1,252		1,252
Trade payables & other liabilities	1,235	386	1,621	(124)	1,497	13	1,510
Deferred tax liability	151	(50)	101		101	344	445
Taxation	100	150	250		250		250
Total liabilities	**2,828**	**849**	**3,677**	**(124)**	**3,553**	**357**	**3,910**
Ordinary shareholders' equity	5,160	262	5,422	(1,005)	4,417	187	4,604
Total liabilities and equity	**7,988**	**1,111**	**9,099**	**(1,129)**	**7,970**	**544**	**8,514**

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABL) (ISIN: ZAE000065215)

Unaudited interim results and cash dividend declaration
for the period ended 31 March 2008

Features of the results:

- Ellerines results included for the first time - 3 months earnings
- Gross advances have increased to R18,6 billion (Mar 2007: R9,0 billion)
- Headline earnings of R805 million (H1 2007: R567 million). African Bank - R652 million and Ellerines - R153 million.
- Headline earnings per share up 10% to 125,1 cps (H1 2007: 114,1 cps)
- Dividend per share up 11% to 105 cps (H1 2007: 95 cps)

The ABIL group's strategic objectives

During the course of the last few years, ABIL set the following strategic objectives:

- Grow the business to significant scale, and in this regard an advances book target of R25 billion was set,
- Use the enhanced scale of the business to significantly drive down the cost of credit to our customers,
- Grow and widen the existing target client base,
- Offer existing and potential clients more convenient access to credit products that match their spending and lifestyle needs, whilst being more affordable than other credit providers, and
- Entrench ABIL's role as the leading pioneer of risk based credit products in South Africa.

With this in mind, ABIL identified the furniture and appliance credit retail market as the best initial entry point to achieving many of these objectives, and hence ABIL made a successful bid to acquire the Ellerines group, which was concluded in January 2008.

The ABIL group now represents the combination of two business units, African Bank and Ellerines. Our immediate objectives are to enhance these individual business units' performance, whilst ensuring that they act in concert with each other so as to optimise value to ABIL shareholders.

ABIL GROUP INCOME STATEMENT
for the six months ended 31 March 2008

	ABIL consolidated unaudited	Ellerines unaudited

R million	% change	6 months to 31 Mar 2008	3 months to 31 Mar 2008
Revenue	116	4 720	1 899
Gross margin on retail business		445	445
Interest income on advances	30	1 972	352
Net assurance income	188	862	306
Non-interest income	130	706	170
Income from operations	88	3 985	1 273
Charge for bad and doubtful advances	109	(826)	(160)
Risk-adjusted income from operations	83	3 159	1 113
Other interest income	101	135	26
Interest expense	109	(543)	(67)
Operating costs	160	(1 491)	(861)
Indirect taxation: VAT and RSC	(24)	(16)	0
Profit before taxation	33	1 244	211
Direct taxation: STC	(13)	(65)	0
Direct taxation: SA normal	28	(351)	(58)
Profit for the period	41	828	153
Reconciliation of headline earnings and per share statistics			
Profit for the period (basic earnings)	41	828	153
Preference shareholders		23	0
Ordinary shareholders		805	153
Basic earnings attributable to ordinary shareholders	42	805	153
Adjustments for non-headline items		0	0
Headline earnings	42	805	153
Number of shares in issue (net of treasury) million		792,0	294,7
Weighted number of shares in issue million		643,7	146,5
Fully diluted number of shares in issue million		643,9	146,5
Basic earnings per share cents	10	125,1	104,4
Fully diluted basic earnings per share cents	10	125,0	104,4
Headline earnings per share cents	10	125,1	104,4

Fully diluted headline earnings per share cents	10	125,0	104,4
Dividends per ordinary share			
Interim - declared cents	11	105	
Final - paid cents		0	
Total ordinary dividends cents	11	105	

R million	African Bank unaudited 6 months to 31 Mar 2008	ABIL consolidated unaudited 6 months to 31 Mar 2007	ABIL consolidated audited 12 months to 30 Sep 2007
Revenue	2 821	2 187	4 717
Gross margin on retail business	0	0	0
Interest income on advances	1 620	1 514	3 098
Net assurance income	556	299	742
Non-interest income	536	307	707
Income from operations	2 712	2 120	4 547
Charge for bad and doubtful advances	(666)	(396)	(823)
Risk-adjusted income from operations	2 046	1 724	3 724
Other interest income	109	67	170
Interest expense	(476)	(260)	(636)
Operating costs	(630)	(574)	(1 091)
Indirect taxation: VAT and RSC	(16)	(21)	(38)
Profit before taxation	1 033	936	2 129
Direct taxation: STC	(65)	(75)	(138)
Direct taxation: SA normal	(293)	(274)	(616)
Profit for the period	675	587	1 375
Reconciliation of headline earnings and per share statistics			
Profit for the period (basic earnings)	675	587	1 375
Preference shareholders	23	20	41
Ordinary shareholders	652	567	1 334
Basic earnings attributable to ordinary shareholders	652	567	1 334
Adjustments for non-headline items	0	0	0
Headline earnings	652	567	1 334

Number of shares in issue (net of treasury) million	497,3	497,1	497,2
Weighted number of shares in issue million	497,2	497,0	497,1
Fully diluted number of shares in issue million	497,3	497,4	497,4
Basic earnings per share cents	131,1	114,1	268,4
Fully diluted basic earnings per share cents	131,1	114,0	268,2
Headline earnings per share cents	131,1	114,1	268,4
Fully diluted headline earnings per share cents	131,1	114,0	268,2
Dividends per ordinary share			
Interim - declared cents		95	95
Final - paid cents		0	130
Total ordinary dividends cents		95	225

ABIL group balance sheet
as at 31 March 2008

R million	ABIL consolidated unaudited 31 Mar 2008	Consolidation adjustments 31 Mar 2008	Ellerines unaudited 31 Mar 2008
Assets			
Goodwill	5,326	4,559	767
Intangible assets	983	0	983
Property and equipment	676	0	513
Policyholders' investments	19	0	0
Deferred tax asset	609	0	516
Inventories	760	0	760
Net advances	14,834	0	3,893
Gross advances	18,592	0	5,268
Deferred administration fees	(280)	0	(99)
Impairment provisions	(3,478)	0	(1,276)
Other assets	108	(63)	96
Taxation	87	0	0
Statutory assets - bank and insurance	1,560	0	756
Short-term deposits and cash	1,707	0	45
Total assets	26,669	4,496	8,329
Liabilities and equity			
Life fund reserve	19	0	0
Subordinated bonds	305	0	0
Bonds and other long-term funding	8,987	0	453
Short-term money market funding	1,568	0	0
Deferred tax liability	466	0	466
Other liabilities	1,492	(39)	1,145
Taxation	181	0	101
Bank overdraft	1,395	0	1,395
Total liabilities	14,413	(39)	3,560

Ordinary shareholders' equity	11,773	4,535	4,769
Preference shareholders' equity	483	0	0
Total equity (capital and reserves)	12,256	4,535	4,769
Total liabilities and equity	26,669	4,496	8,329

R million	African Bank unaudited 31 Mar 2008	ABIL consolidated unaudited 31 Mar 2007	ABIL consolidated audited 30 Sep 2007
Assets			
Goodwill	0	0	0
Intangible assets	0	0	0
Property and equipment	163	128	155
Policyholders' investments	19	15	15
Deferred tax asset	93	146	143
Inventories	0	0	0
Net advances	10,941	7,220	8,752
Gross advances	13,324	9,060	10,890
Deferred administration fees	(181)	(238)	(246)
Impairment provisions	(2,202)	(1,602)	(1,892)
Other assets	75	46	45
Taxation	87	10	13
Statutory assets - bank and insurance	804	586	668
Short-term deposits and cash	1,662	1,312	1,961
Total assets	13,844	9,463	11,752
Liabilities and equity			
Life fund reserve	19	34	16
Subordinated bonds	305	0	305
Bonds and other long-term funding	8,534	5,315	7,095
Short-term money market funding	1,568	1,016	808
Deferred tax liability	0	0	0

Other liabilities	386	381	415
Taxation	80	41	148
Bank overdraft	0	0	0
Total liabilities	10,892	6,787	8,787
Ordinary shareholders' equity	2,469	2,193	2,482
Preference shareholders' equity	483	483	483
Total equity (capital and reserves)	2,952	2,676	2,965
Total liabilities and equity	13,844	9,463	11,752

ABIL group statement of changes in equity

for the 6 months ended 31 March 2008

	Ordinary shares		
R million	Share capital and premium	Treasury shares	Distributable reserves
Balance at 30 September 2006	12	(24)	2,219
Dividends paid	0	0	(597)
Employee share based payments	0	4	12
Profit for the period	0	0	567
Balance at 31 March 2007	12	(20)	2,201
Dividends paid	0	0	(473)
Employee share based payments	0	1	(6)
Profit for the period	0	0	767
Balance at 30 September 2007	12	(19)	2,489
Issue of ordinary shares	9,139	0	0
Dividends paid	0	0	(647)
Employee share based payments	0	4	(22)
Foreign exchange translation differences	0	0	12
Profit for the period	0	0	805
Balance at 31 March 2008	9,151	(15)	2,637

Preference

R million	share capital and premium	Total
Balance at 30 September 2006	483	2,690
Dividends paid	(20)	(617)
Employee share based payments	0	16
Profit for the period	20	587
Balance at 31 March 2007	483	2,676
Dividends paid	(21)	(494)
Employee share based payments	0	(5)
Profit for the period	21	788
Balance at 30 September 2007	483	2,965
Issue of ordinary shares	0	9,139
Dividends paid	(23)	(670)
Employee share based payments	0	(18)
Foreign exchange translation differences	0	12
Profit for the period	23	828
Balance at 31 March 2008	483	12,256

ABIL GROUP CASH FLOW STATEMENT
for the six months ended 31 March 2008

R million	ABIL consolidated unaudited 6 months to 31 Mar 2008	ABIL consolidated unaudited 6 months to 31 Mar 2007	ABIL consolidated audited 12 months to 30 Sep 2007
Cash generated from operations	1 885	1 528	3 352
Cash received from lending and insurance activities and cash reserves	4 755	2 231	4 771
Recoveries on advances previously written off	111	87	193
Cash paid to funders, staff, suppliers and insurance beneficiaries	(2 981)	(790)	(1 612)
Increase in gross advances	(2 561)	(1 647)	(3 712)
Decrease in working capital	(316)	(157)	(208)
Decrease in inventories	50		
Increase in other assets	(27)	(34)	(33)
Decrease in other liabilities	(339)	(123)	(175)
Indirect and direct taxation paid	(618)	(439)	(749)
Cash inflow from equity accounted incentive transactions	1	3	3
Cash outflow from operating activities	(1 609)	(712)	(1 314)
Cash outflowinflow from investing activities	(268)	(72)	(186)
Acquisition of property and equipment (to maintain operations)	(76)	(34)	(85)
Disposal of property and equipment	3	0	1
Other investing activities	(195)	(38)	(102)
Cash inflow from financing activities	1 529	848	2 231
Cash inflow from funding activities	2 199	1 465	3 342
Preference shareholders' payments and transactions	(23)	(20)	(41)
Ordinary shareholders' payments and transactions	(647)	(597)	(1 070)
(Decrease)/increase in	(348)	64	731

cash and cash equivalents			
Cash and cash equivalents at the beginning of the period	2 094	1 363	1 363
Cash and cash equivalents acquired on acquisition of EHL	(741)	0	0
Cash and cash equivalents at the end of the period	1 005	1 427	2 094
Made up as follows:			
Short-term deposits and cash	1 707	1 312	1 961
Bank overdraft	(1 395)	0	0
Statutory cash reserves - insurance	693	115	133
	1 005	1 427	2 094

Segmental analysis

The ABIL business is currently being managed in terms of two segments, the African Bank and Ellerines business units. The revenue, profit before tax and profit after tax are disclosed above.

Group results for the period ending 31 March 2008

The ABIL group generated headline earnings of R805 million for the six months ended 31 March 2008 (H1 2007: R567 million). Headline earnings per share increased by 11% to 125,1 cents (H1 2007: 114,1 cents), with the weighted number of ordinary shares in issue rising to 643,7 million after the new issue of shares as a result of the Ellerines acquisition. This period's performance was diluted by the incorporation of the Ellerines business unit for the first time.

The return on equity (RoE) for the period was 23,1%, considerably diluted from the 53,8% for the prior period, as a result of the R9,1 billion equity issued for the acquisition of Ellerines. On the other hand, the net asset value per share as at 31 March 2008 rose to R14,86 (H1 2007 R4,41). The return on equity will start to accelerate as economic value is created and surplus capital is dealt with.

Macro economic conditions

Higher interest rates and increasing inflation, particularly in respect of food and fuel, are exerting pressure on the ordinary citizen. As a result ABIL has initiated certain specific initiatives to help alleviate some of the effect of these forces on its staff and customers. In particular, we have made a special grant to general staff whose annual increases will occur towards the end of the calendar year. In respect of our customers, these dynamics give further impetus to the group to accelerate the

reduction in the pricing of our products. The implementation of alternative debt mediation mechanisms has received heightened attention in order to assist those customers who are in financial distress.

These results have been achieved on the back of a tightening credit cycle caused by rising food and fuel prices and the pre-NCA flood of credit into the market, affecting both African Bank and Ellerines.

Underlying business units' results for the period ending 31 March 2008

The consolidated results of the ABIL Group reflect the different stages that the two business units find themselves in. The African Bank business unit commenced with its price differentiation, risk segmentation and price reduction strategy three years ago. As a result, this business has experienced significant growth, which, combined with cost control, has resulted in an expansion of the market it serves. On the other hand Ellerines has only just taken the first tentative step along this journey. As a result, the growth in Ellerines is more influenced by the present market dynamics and therefore its growth will only start to outpace the industry growth over the next three years as these strategies start to take effect.

The African Bank business unit

This business generated a 15% increase in headline earnings to R652 million (H1 2007: R567 million) for the six months ended 31 March 2008. This was as a result of the following key factors:

• Advances grew by 47% to R13,3 billion on the back of a reduction of yields from 49,8% to 43,8%.
• The bad debt charge as a percent of average advances increased to 10,7% breaching our medium-term target of 8,5% to 9,5%.
• In contrast though the cost to average advances ratio fell from 13,5% to 10,2% as a result of increased efficiencies and growth in the advances book.
• The combination of these two ratios (the risk/cost efficiency ratio) fell from 22,8% to 20,9%, giving further impetus to passing these benefits through to our clients via lower prices.
• The return on assets fell to 10,2% in line with our longer-term target of bringing this ratio down towards 8%.
• Gearing increased from 4,2 times to 5,5 times therefore lifting the ROE from 53,8% to 55,7%.

Bringing all these factors together resulted in economic profit for the period growing by 13% to R471 million (H1 2007: R417 million) which was below our medium-term target growth rate of CPI plus 15%. The first half of the financial year historically lags the second half as a result of higher proportional costs, bad debts, and the STC charge.

The Ellerines business unit

Given the significant changes in accounting policies implemented on the acquisition of Ellerines, comparatives are by and large irrelevant. The emphasis in this set of results is on establishing a base on which stakeholders will be able to model the outcomes of the unfolding business strategy. The Ellerines business unit generated headline earnings of R153 million for the three months ending 31 March 2008. The decomposition of the earnings between the two parts of the Ellerines business reveals that the Retail division generated a loss of R73 million and the Financial Services division a profit of R226 million. This result was influenced by the following:

• The period under review contains the lowest retail trading months of the calendar year.
• Credit activity was intentionally reduced given the level of risk that was taken on in the previous six months.
• Market conditions became more challenging over this period.
• These factors resulted in lower sales of R1,0 billion, down by 4% over the equivalent prior period.

The above factors were exacerbated by lower margins (down almost 4%), higher costs (up 7,7%), flat advances and the bad debt charge as a percent of average advances reaching 11,4%. Accordingly, based on its shareholders' equity, the Ellerines business unit generated an economic loss of R29 million in the three months.

Given that only three months have transpired since the acquisition of Ellerines by ABIL, and in order to assist stakeholders in evaluating the performance of this investment, we have set out explicit medium term (3 to 5 years) performance targets for both divisions of this business unit. These targets incorporate an initial estimation of the value sharing transfer that will take place from the Financial Services division to the Retail division. The Retail division is being configured such that over the medium-term it will achieve a return on sales (being profit after tax) of 10% as a pure retailer. The Financial Services part of the business will be transferred to African Bank over the next twelve to eighteen months and as such will approximate the returns generated by that business unit.

Prioritising the business integration plans

The acquisition of Ellerines has brought with it no shortage of opportunities to enable the greater group to deliver value to our customer base through this transaction. The challenge has been to ensure that ABIL focuses on delivering a few things well rather than trying to attempt too much all at the same time. As a result, the group will be rolling out the following three priorities:

• Continue to reposition the customer value proposition within African Bank,
• Invigorate Ellerines into a focused retailer given that the furniture industry has lagged GDP growth, and
• Introduce competitive credit products into Ellerines to equip them with a significant competitive advantage in order to enable customers to purchase goods on the best possible terms.

The first two aspects are dealt with more fully in the respective business unit reviews which are available on the ABIL website.

The sole objective of the present integration agenda is to develop competitive credit products to support the Ellerines retail business, and to then implement these into Ellerines with a seamless link back into the African Bank systems and support functions. The financial services business of Ellerines will be integrated into African Bank and an economic value sharing model developed to ensure Ellerines is adequately incentivised to support the African Bank credit offering.

Economic Profit

ABIL uses Economic Profit as a key measure of performance. Economic Profit recognises a charge for the use of shareholders' equity. It has established a medium-term target of growing Economic Profit by CPI plus 15%. The equity base of the group has grown significantly on the back of the Ellerines transaction given that it was funded entirely through the issue of new ordinary shares. In order to evaluate whether a transaction has been value enhancing for shareholders it is necessary to charge the profits earned from that investment with a cost for the capital issued to acquire the investment, and to measure that over the period of time. If the return exceeds the cost of capital, economic profit will be created. The Economic Profit generated by ABIL over this period is as follows:

R million 6 months ended 31 March 2008	No of months	Average ordinary share-holder funds	Return on equity	Cost of equity
African Bank business unit	6	2 341	55,7%	15,50%
Consolidated Ellerines business unit	3	9 241	6,6%	15,50%
Ellerines busines unit - based on its own equity	3	4 706	13,0%	15,50%
Goodwill arising on acquisition - equity component	3	4 535	n/a	15,50%
Consolidated ABIL group	6	6 962	23,1%	15,50%
6 months ended 31 March 2007				
Consolidated ABIL group	6	2 106	53,8%	14,25%

R million 6 months ended 31 March 2008	Earnings attributable to ordinary share-holders	Charge for the cost of equity	Economic profit
African Bank business unit	652	(181)	471
Consolidated Ellerines	153	(358)	(205)

business unit			
Ellerines busines unit - based on its own equity	153	(182)	(29)
Goodwill arising on acquisition - equity component	0	(176)	(176)
Consolidated ABIL group	805	(540)	265
6 months ended 31 March 2007			
Consolidated ABIL group	567	(150)	417

Whilst the African Bank business unit grew its economic profit by 13% to R471 million, the Ellerines business generated a R205 million economic loss, based on the R9,1 billion equity issued for the purchase price plus average retained earnings for the period. This resulted in a net economic profit of R265 million for the period.

It is anticipated that this transaction will be dilutive to the Economic Profit generated by ABIL for the first 18 months. The medium-term target for Economic Profit growth, however, remains unchanged.

Ordinary dividends

ABIL has declared an interim ordinary dividend of 105 cents per share up 11% on the 95 cents per share for the prior period. This set of results incorporates the Ellerines earnings for a three month period and the 294,7 million ABIL ordinary shares issued to acquire the group. Given that the resultant earnings per share is calculated using a weighted average number of shares and the dividends are declared on the enlarged actual number of shares in issue, the dividend per share of 105 cents is not directly comparable to the earnings per share of 125,1 cents.

The following table reflects the rationale used to determine the ordinary dividend for this period. Based on the group's targeted ordinary dividend cover of 1.2, an amount of R671 million (85 cents per share) would be available for distribution out of earnings. In addition, ABIL is releasing R161 million (20 cents per share) of its approximate R2 billion surplus capital, taking the total ordinary dividend to R832 million (105 cents per share) resulting in an effective dividend cover of 1,0 times.

		Cent per share
Weighted number of ordinary shares in issue (million)	643,7	
Actual number of ordinary shares in issue (net of treasury shares) (million)	792,0	
Earnings for the period (R million)	805	
Targeted ordinary dividend cover (times)	1,2	
Ordinary dividend from earnings for the period (R million)	671	85

Ordinary dividend from surplus capital released (R million)	161	20
Total ordinary dividends (R million)	832	105
Effective dividend cover (times)	1,0	

Looking ahead

ABIL intends to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, and at the same time, offering a quality retail product powered by an affordable credit proposition.

Thus key to achieving success in our strategies are:

- Continuing to drive down the cost of credit to our clients in order to make the group more competitive, increase demand for and make unsecured credit more affordable. This is achieved through continued refinement of the underwriting and risk segmentation models;
- Delivering value to the customer by providing the most competitive retail furniture proposition, being a function of price, value, quality and customer service;
- Designing a best of breed credit delivery model for the Ellerines business. A highly focused project team has been assembled to study all aspects of this challenge and their brief is to design a solution that will significantly reduce the cost of credit whilst also improving the convenience and utility of the credit offerings to Ellerines clients, and to grow the customer base through improved leverage of the group's brands and distribution footprint;
- Continuing the development and growth of the credit card product in order to take it to scale; and
- Improving levels of client service through faster turnaround, higher acceptance rates and convenient access to credit.

BEE status

The Ellerines acquisition resulted in the dilution of ABIL's BEE shareholding from 6,8% to 4,3%. In terms of the Ellerines acquisition, the total consideration to be received by the Ellerines shareholder was reduced by an amount of 11 557 109 ABIL shares. These shares were reserved and placed under the control of the ABIL board in order to facilitate a second BEE programme and remedy the dilution.

The board of ABIL has approved the second BEE transaction which will focus primarily on the Ellerines permanent employees working for the South African operations. All Ellerines employees working in South Africa, regardless of race, sex, tenure of service or seniority in the organisation, who do not participate in any share or long-term incentive plans will be give the right to subscribe for a fixed maximum number of shares at a nominal price. Over and above that, the proximity and waterfall principles as used in the original ABIL BEE programme will again apply to qualifying black individuals in order to ensure that those closest to Ellerines get the biggest allocation of shares and discount price. Any shares

not taken up by a specific class of proposed participants will be available to the next category of persons at the lower discount.

Implementation of this second BEE transaction will commence in June/July with the planned finalisation by early September 2008.

Changes to the board of directors

During the past six months, ABIL announced the following changes to its board:

• Daniel Tembe and Ramani Naidoo, chairperson of the directors' affairs committee, have retired with effect from 1 February 2008,
• Guenter Steffens, chairman of the group risk committee, will be retiring with effect from 31 May 2008,
• Nic Adams has been appointed as a non-executive director of ABIL, effective from 1 February 2008, and
• Mpho Nkeli, previously a non-executive director of Ellerine Holdings Limited, was appointed as a non-executive director of ABIL effective from 7 March 2008.

In addition to these board changes, Craig Brighten was appointed as the ABIL group company secretary with effect from 1 February 2008.

Accounting policies

These condensed group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act (Act 61 of 1973), as amended.

The disclosures in terms of IFRS 3 paragraph 70 as required by paragraph 16 of IAS 34 have not been provided as it is considered impracticable due to the significant adjustments that arose as a result of the fair value adjustments and the realignment of the accounting policies. Please refer to the SENS announcement issued on 7 May 2008 for details of the adjustments made.

The accounting policies and methods of computation of the group are consistent with those applied in the previous year after incorporating the relevant accounting policies, as amended, that were applied by Ellerine Holdings Limited. IFRS 7 - Financial Instruments: Disclosures will be adopted this year. This standard deals with disclosures and does not have any impact on the interim results as published.

Cash dividend declaration

	Ordinary shares	Preference shares
Share code	ABL	ABLP
ISIN	ZAE000030060	ZAE000065215
Dividend number	15	7
Dividends per share (cash dividends)	105 cents	525 cents
Declaration date	Monday, 26 May 2008	Monday, 26 May 2008

Last date to trade cum-dividend	Friday, 6 June 2008	Friday, 6 June 2008
Shares commence trading ex-dividend	Monday, 9 June 2008	Monday, 9 June 2008
Record date	Friday, 13 June 2008	Friday, 13 June 2008
Dividend payment date	Tuesday, 17 June 2008	Tuesday, 17 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2008 and Friday, 13 June 2008, both days inclusive.

On behalf of the board

Ashley Mabogoane, Chairman

Gordon Schachat, Executive deputy chairman

Leon Kirkinis, Chief executive officer

Midrand
26 May 2008

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*,
L Kirkinis (CEO)*, N Adams, A Fourie*, DB Gibbon, BD Goba,
MC Mogase, MEK Nkeli, BPF Steele, GZ Steffens (German),
TM Sokutu*, A Tugendhaft, DF Woollam*
* Executive

Group Secretary
C Brighten

Share transfer secretaries
Link Market Services SA Pty Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 630 0800
Telefax: +27 86 674 4381
africanbank@linkmarketservices.co.za

For a full analysis of the ABIL group interim results and the underlying African Bank and Ellerines business units' performance, refer to
http://www.abil.co.za

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the date of ABIL's Annual General Meeting for the financial period ended 30th September 2007 is Friday, 30th May 2008 at 11h00 at the registered offices of ABIL, 59 16th Road, Halfway House, Midrand, 1685.

The Notice of Annual General Meeting will be posted to shareholders on or before Thursday, 8th May 2008.

Midrand
8 May 2008

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

END